As filed with the Securities and Exchange Commission on December 10, 2010

Registration No. 333-169071

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF CERTAIN REAL ESTATE COMPANIES

Velocity Commercial Capital, Inc.

(Exact name of registrant as specified in its governing instruments)

30699 Russell Ranch Road, Suite 295

Westlake Village, California 91362

(818) 532-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher D. Farrar

Chief Executive Officer and President

30699 Russell Ranch Road, Suite 295

Westlake Village, California 91362

(818) 532-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph H. Kaufman Thomas A. Wuchenich Simpson Thacher & Bartlett LLP 1999 Avenue of the Stars, 29th Floor Los Angeles, California 90067 (310) 407-7500	Mark J. Kelson Manatt, Phelps & Phillips, LLP 11355 W. Olympic Boulevard Los Angeles, California 90064 (310) 312-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission has become effective. This prospectus is not an offer to sell these securities, nor is it a solicitation of an offer to buy these securities, in any state or other jurisdiction where an offer or sale of the securities is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 10, 2010

PRELIMINARY PROSPECTUS

             Shares

Velocity Commercial Capital, Inc.

Common Stock

We are a Maryland corporation focused primarily on originating and acquiring small balance commercial real estate loans.

This is our initial public offering. We are offering              shares of common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $              and $              per share. We have applied to list our common stock on The New York Stock Exchange, under the symbol “VCC.”

We are organized and plan to conduct our operations to qualify as an internally-managed real estate investment trust for federal income tax purposes. To assist us in qualifying as a real estate investment trust, ownership of our stock by any person is generally limited to 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock. In addition, our charter contains various other restrictions on the ownership and transfer of our stock, see “Description of Securities—Restrictions on Ownership and Transfer.”

Investing in our common stock involves risks. See “Risk Factors” on page 20.

	Price to the Public	Underwriting Discount	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters an option to purchase up to                      additional shares of common stock from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus to cover over-allotments, if any.

Delivery of the shares of common stock will be made on or about                     , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Barclays Capital

UBS Investment Bank

FBR Capital Markets

The date of this prospectus is                     , 2010

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Until                     , 2010 all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

Our logo and other trademarks mentioned in this prospectus are the property of their respective owners.

SUMMARY

This summary highlights the key aspects of this offering. It is not complete and may not contain all of the information that you may want to consider before investing in our common stock. You should read carefully the more detailed information set forth elsewhere in this prospectus, including under “Risk Factors” and in our consolidated financial statements and related notes.

The terms “we,” “us” and “our” refer to Velocity Commercial Capital, Inc. and, unless the context otherwise indicates, Velocity Commercial Capital, LLC, our predecessor and wholly owned subsidiary. “Predecessor” refers to Velocity Commercial Capital, LLC and “Snow Phipps” refers to the Snow Phipps Group, LLC and its affiliated entities. Snow Phipps is a New York-based private equity firm focused on middle-market private equity investments.

Unless indicated otherwise, the information in this prospectus assumes (i) the completion of our acquisition of the equity interests of our predecessor through an exchange of our shares for the outstanding membership interests of our predecessor; (ii) the common stock to be sold in this offering will be sold at $              per share, which is the mid-point of the price range set forth on the front cover of this prospectus; and (iii) no exercise by the underwriters of their over-allotment option to purchase up to an additional              shares of our common stock.

Our Company

We are a Maryland corporation focused primarily on originating and acquiring small balance commercial real estate, or SBCRE, loans. Our objective is to provide investors with attractive returns relative to the level of risk inherent in an investment in our common stock. We expect to deliver those risk-adjusted returns primarily through dividends and secondarily through capital appreciation. We intend to acquire all of the outstanding equity interests of our predecessor, which was formed in 2004 to focus exclusively on SBCRE loans. We define SBCRE loans as commercial real estate loans up to $3 million secured by first mortgage liens on the underlying properties. We believe we have the highly-specialized skill set and infrastructure required to originate, acquire and effectively manage SBCRE loans. We intend to grow our portfolio by executing our strategic plan of originating and acquiring SBCRE loans that meet our underwriting and investment guidelines.

As of September 30, 2010, we have originated 1,264 SBCRE loans with an aggregate principal balance of $475.9 million and acquired 128 SBCRE loans with an aggregate principal balance of $69.1 million. At September 30, 2010, our portfolio of 311 SBCRE loans had an unpaid principal balance of $120.7 million. We believe our dual origination and acquisition strategy allows us to create value across multiple channels, take advantage of investment opportunities presented in every phase of the economic cycle and generate compelling risk-adjusted returns on our investment portfolio. We plan to execute this strategy by utilizing our extensive network of mortgage brokers, investment banks, regional and community banks and other financial institutions developed by our management team, led by our Chief Executive Officer and founder, Chris Farrar.

Conservative underwriting and risk management are the cornerstones of our investment strategy. Our focus on the cornerstones has enabled us to minimize credit losses through the worst economic crisis since the depression of the 1930’s. We apply a disciplined due diligence and underwriting process to all loans we review, regardless of whether they are originated or acquired. SBCRE loans have a unique blend of residential and commercial real estate characteristics. The borrower is usually an individual and the collateral is commercial real estate, including but not limited to, multi-family, retail, mixed use, warehouse and office property types. We provide long-term permanent financing for commercial properties and do not make construction and/or development loans. Unlike many larger balance commercial real estate loans that are underwritten to predominantly rely on cash flows from the property to service the debt, we adhere to a more balanced lending standard for SBCRE loans. We consider not only the underlying property, but also the creditworthiness of the borrower. In substantially every instance, the borrowers personally guarantee our SBCRE loans. Our credit and underwriting philosophy encompasses individual borrower diligence, including credit review, net worth and asset verification, as well as property level diligence, including lease and rent reviews, local market trend assessment and a rigorous valuation process. For these reasons, we believe our underwriting standards are conservative.

Since inception, we have acquired 39 properties through foreclosure and recognized total losses of $3.0 million, which includes the loss of principal, unreimbursed expenses, including foreclosure expenses, and net operating income or loss while we owned the properties. Total losses represent 17.5% of the $17.3 million we originally invested in these 39 loans.

Our loan portfolio of SBCRE assets, secured by a broad range of commercial properties in 42 states, has longer-dated maturities as compared to large balance commercial real estate loans. At September 30, 2010, 99.5% of our loans, as measured by unpaid principal balance, were fully-amortizing. The principal amount of a fully-amortizing loan is repaid ratably over the term of the loan, as compared to a balloon loan where all or a substantial portion of the original loan amount is due in a single payment on the maturity date. We believe that fully-amortizing loans face a lower risk of default than balloon loans, as the final payment due under the balloon loan may require the borrower to refinance or sell the property. We target SBCRE loans with loan to value, or LTV, ratios between 60% and 70% at origination. We believe borrower equity of 30% to 40% provides significant protection against credit losses. As of September 30, 2010, loans we originated and held in our portfolio had a weighted average LTV at origination of 67.4%, and loans we acquired had a ratio of purchase price to current market value at acquisition, or acquisition LTV, of 67.9%. Additionally, borrowers personally guarantee 98.5% of the loans in our portfolio and have a weighted average credit score at origination of 708. In the United States, credit scores range from 300 to 850, with higher scores indicating more creditworthy consumers than those with lower scores. Based on the various credit score ranges used by the different credit bureaus, we consider credit scores between 650 and 720 as “good” and scores higher than 720 “excellent.” Credit scores are generated by third party models that analyze data on consumers to establish patterns believed to be indicative of their probability of default. Data analyzed includes, but is not limited to, payment histories, delinquencies on various types of debt, levels of outstanding debt, and length of credit history and bankruptcy experience.

We believe that our hands-on service intensive, or high-touch, approach to loan servicing is instrumental in mitigating credit losses. Primary servicing involves payment processing, monthly statement generation, tax and insurance processing and other standard administrative responsibilities. Special servicing is required for delinquent loans to mitigate credit losses. We have a dedicated special servicing team that focuses exclusively on resolving delinquencies, augmented by primary servicing from well-established loan servicers. At September 30, 2010, our loan portfolio included 22 modified loans with an unpaid principal balance of $10.8 million, of which $8.2 million was less than 60 days past due. Our loan modifications typically involve temporary payment relief through a temporary interest rate reduction and providing interest only payments for a period of one to two years. When a loan is modified, all past due interest, fees and advances are added to the principal balance. We have not forgiven principal or extended maturity dates on any of our modified loans. Litton Loan Servicing LP, or Litton, a primary loan servicer rated by Standard & Poor’s and Fitch Ratings as a small balance commercial loan servicer, has serviced most of our loans since 2006. KeyCorp Real Estate Capital Markets, Inc., or KeyBank, services $119.3 billion of commercial real estate loans is a primary servicer for a small portion of our portfolio. These relationships provide the expertise, scalability and quality of service to grow our portfolio in a highly cost efficient manner.

We have developed a sophisticated loan monitoring process to manage our loan portfolio. Our proprietary systems utilize information, received from our primary servicers on a daily basis, to monitor the portfolio, analyze trends and identify potential problem loans as early as possible. In addition to collection efforts of the primary servicers, we initiate direct contact with borrowers to assess and resolve issues. In many cases, our in-house team assumes responsibility for special servicing and develops various loss mitigation strategies, including repayment plans and loan modifications, which include temporary payment relief.

Our predecessor was formed as a California limited liability company in June 2004. From our inception through September 2007, we originated SBCRE loans, primarily holding them for a short period before selling them to other financial institutions. In late 2007, in connection with a significant equity investment by Snow Phipps, we shifted our strategy from selling loans to holding them for investment, and we intend to maintain this strategy going forward. In 2008, as distressed sellers provided acquisition opportunities for largely performing assets at attractive prices, the risk-adjusted returns on loan acquisitions became more attractive than originations.

Since the investment by Snow Phipps in 2007 through September 30, 2010, we have grown our loan portfolio by more than $110 million, comprised of $54.7 million of SBCRE loan originations and $69.1 million of SBCRE loans we acquired for $56.1 million. As of September 30, 2010, we have unamortized purchase discounts of $11.1 million related to these acquisitions. For the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, our net losses were $1.5 million, $2.5 million and $2.4 million, respectively.

Our management team has extensive experience in the financial services and mortgage industries, ranging from 13 to 29 years, including significant experience in commercial and residential lending, structured finance and capital markets. We have successfully navigated both positive and negative economic cycles and retained our core team of experienced professionals in appraisal, underwriting, processing and production, while bolstering our finance and asset management team with professionals possessing extensive experience in financial reporting and real estate management. We believe our in-depth knowledge of this assets class gives us a competitive advantage in the SBCRE market.

Industry and Market Opportunities

The United States Federal Reserve Bank reports total outstanding commercial mortgage debt of $3.2 trillion as of September 30, 2010; a real estate research and consulting firm estimates that 2009 SBCRE loan originations were $93.3 billion. This firm defines SBCRE loans up to $5 million, compared to our definition of up to $3 million. Traditionally, this has been a highly fragmented industry with most SBCRE lending provided by community and regional banks, as well as specialty lenders that financed their production through the securitization market or private sources of capital.

Substantial exposure to residential mortgages and acquisition, development and construction loans has caused many traditional SBCRE lenders to severely restrict or completely discontinue their commercial mortgage lending activities. Furthermore, many community and regional banks have written down their existing SBCRE portfolios during the economic crisis, which we believe could result in the sale of portfolios to market participants willing and able to aggressively special service the loans. The Federal Deposit Insurance Corporation, or FDIC, continues to seize banks on a weekly basis, a trend we expect to continue over the next 24 months, which will provide additional assets for continued FDIC-sponsored auction opportunities.

We believe the current SBCRE loan market presents attractive investment opportunities. We are one of a few remaining active market participants that focus solely on SBCRE lending, as many of our competitors did not survive the credit crisis. Our extensive network of mortgage brokers, investment banks, regional and community banks and other financial institutions provides us with broad insights to the market as well as multiple origination and acquisition channels.

Acquisition Opportunities

Over the last 20 years, our management team has developed relationships with many financial institutions and intermediaries that have been active SBCRE loan originators and investors. We believe that our experience, reputation and ability to underwrite and service SBCRE loans makes us an attractive buyer for this asset class, and are regularly asked to review pools of SBCRE loans offered for sale. Since June 2008, we have reviewed $796.9 million of SBCRE loans that met our investment guidelines, bid on $331.8 million of loans that fell within our underwriting guidelines, and successfully acquired $69.1 million through this process.

We believe banks and other financial institutions will continue to sell SBCRE assets to generate liquidity or strengthen capital, in many cases at the direction of bank regulators. Improved liquidity and pricing in the secondary market, since the peak of the economic crisis, presents attractive opportunities for these institutions to decrease their exposure to non-core assets, for which they usually lack the assets management or servicing capabilities.

Additionally, we believe opportunities exist to acquire assets of failed institutions being disposed of by the FDIC, who sold $153 million and $1.7 billion of assets identified as commercial real estate in 2008 and 2009, respectively. Through November 30, 2010, the FDIC sold two portfolios comprised entirely of commercial real estate loans totaling $2.9 billion through their structured note sale program. Between January 1, 2009 and September 30, 2010, the FDIC assumed control of 267 depository institutions and 860 institutions were on the list of “problem” institutions at September 30, 2010. We expect this trend to continue, if not accelerate, as many smaller regional and community banks struggle with credit exposures and capital requirements. FDIC dispositions should create additional opportunities to acquire loans at discounts or with government provided leverage. We will monitor all potential sources of loans as we expect these opportunities to continue to be present over the next several years.

Origination Opportunities

We intend to reemphasize our strategic focus on making loans directly to borrowers, which we refer to as loan origination, and see this as a significant channel for growth. Unlike the residential mortgage market, where the top three loan originators control a majority of the loan origination market, the SBCRE mortgage market is highly fragmented with no one lender controlling a significant percentage. We believe that as the economy strengthens, we will see increased demand for loans directly from borrowers and this increased demand, coupled with the fragmentation of the SBCRE loan market, will provide us with attractive opportunities to deploy capital and originate loans to borrowers with strong credit histories at attractive risk-adjusted returns. From our inception in 2004 through 2008, we emphasized our origination strategy, successfully originating more than 1,250 loans representing approximately $475 million in unpaid principal balance. Based on our historical experience, we believe we are strongly positioned to take advantage of current and future origination opportunities.

Compared to the residential and large commercial real estate loan markets, we believe the SBCRE loan market is underserved due to unique property types requiring tailored underwriting procedures and infrastructure, low participation by other intermediaries and smaller loan sizes. We believe few banks engage in SBCRE lending with the ability to quickly underwrite a wide range of commercial properties and many lack the servicing expertise to effectively manage these loans. We expect lending activities of traditional SBCRE loan market participants to remain constrained, thereby reducing competition, providing us with opportunities to deploy capital at attractive risk-adjusted returns.

Additional Opportunities

Over time, and as market and economic conditions change, we intend to actively adjust our investment strategy to maximize risk-adjusted returns from our investment portfolio. We plan to invest primarily in

SBCRE loans, but may also opportunistically invest in other assets across all investment grades (including unrated securities) that are secured by underlying real estate assets that otherwise meet our investment guidelines, such as non-consumer commercial mortgage-backed securities, asset-backed securities, and residential mortgage-backed securities.

Summary Risk Factors

An investment in shares of our common stock involves various risks. You should carefully consider the risks discussed below and under “Risk Factors” beginning on page 20 before purchasing shares of our common stock.

•

Our management has no prior experience operating a real estate investment trust, or REIT, or a public company and therefore may have difficulty successfully and profitably operating our business or complying with regulatory requirements including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the REIT provisions of the Internal Revenue Code and the 1940 Act, which may hinder our ability to achieve our objectives or result in loss of our qualification as a REIT;

•	We are dependent on certain of our key personnel for our future success, and their continued service to us is not guaranteed;

•

We may change our investment strategy, investment guidelines, financing strategy or leverage policies without notice or stockholder consent which may result in riskier investments or in lower distributions to you;

•	We anticipate that a significant portion of our investments will be in the form of SBCRE loans, which are subject to increased risks;

•

We have not yet identified any specific investments that we will acquire or originate with the net proceeds of this offering, and therefore we may allocate these proceeds to investments with which you may not agree;

•

We operate in a competitive market for investment and loan origination and acquisition opportunities and competition may limit our ability to acquire desirable investments in our target assets or originate loans, which could adversely affect our ability to achieve our investment objectives;

•

Difficult conditions in the real estate markets may cause us to experience market losses related to our holdings, and a continued increase in our loan delinquencies, and it is possible that these conditions will not improve in the near future;

•

The SBCRE loans and the mortgage loans underlying future securities investments we expect to acquire are dependent on the ability of the commercial property owner to generate net income from operating the property, which may result in the inability of such property owner to repay a loan, as well as the risk of foreclosure;

•

Because the assets we acquire may not appreciate in value, and, in fact, may decline in value, we may not realize gains or income from these investments, and may continue to experience net losses, which would adversely impact our business;

•

Failure to procure adequate funding and capital would adversely affect our results of operations and may, in turn, negatively affect the value of our common stock and our ability to distribute dividends;

•

We may be unable to negotiate favorable terms and conditions on future financing arrangements or successfully renew our existing financing arrangements, which may negatively impact our available liquidity, financial condition and results of operations;

•

We may be required to maintain certain levels of collateral or provide additional collateral to lenders under our financing agreements, which may restrict us from leveraging our assets as fully as desired, resulting in potentially lower returns;

•	Interest rate fluctuations could negatively impact our net interest income, cash flows and the market value of our investments;

•	Loss of our exemption from regulation under the 1940 Act would negatively affect the value of our common stock and our ability to distribute cash to our stockholders;

•	Snow Phipps will own a substantial amount of our outstanding common stock following the closing of this offering and will have the ability to substantially influence us;

•

Complying with REIT requirements may force us to liquidate otherwise attractive investments; furthermore, complying with REIT requirements may restrict our ability to modify certain loans we acquire at a discount;

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Failure to qualify as a REIT would subject us to corporate income tax, which could adversely affect the value of the shares of our common stock and would reduce the cash available for distribution to our stockholders; and

•

REIT distribution requirements could adversely affect our ability to execute our business plan and may require us to incur debt, sell assets, distribute a portion of our net offering proceeds or take other actions to make such distributions.

Our Competitive Advantages

We believe that our competitive advantages include the following:

Established and Operating SBCRE Franchise

Over the last six years we have exclusively focused on originating, acquiring and servicing SBCRE loans. SBCRE loans have a unique blend of commercial and residential mortgage characteristics and are secured by a broad spectrum of commercial property types. We believe that properly underwriting this asset class requires a highly-specialized skill set and infrastructure. We have made significant investments in technology and standardized systems to process and efficiently underwrite a large number of loans while maintaining our credit discipline. Our process allows us to analyze both the underlying real estate and the individual borrower. We believe we have developed the expertise necessary to originate, acquire and special service SBCRE loans. We have a flexible and readily scalable platform to handle large numbers of loans. Our substantial experience positions us to benefit from compelling market opportunities while carefully managing risk.

Internal Management

As an internally-managed REIT, our executives are exclusively dedicated to our business allowing us to maintain greater control over the management and operation of our business than externally-managed REITs. Our management’s interests are aligned with those of our investors and we are exposed to fewer conflicts of interest than those typically faced by externally-managed REITs, including the potential incentive to grow the portfolio at the expense of asset quality.

Extensive Sourcing Network

We have developed a significant network of SBCRE loan originators, investors, brokers and borrowers. We continue to maintain a nationwide network of broker relationships that we will utilize when we begin originating loans again. As we employ our current strategy of acquiring loans, we expect our relationships with financial institutions and intermediaries to continue to produce opportunities to acquire SBCRE loans. We expect many of these financial institutions to liquidate their SBCRE loan portfolios at discounted prices as they face capital adequacy issues. We believe that our experience, reputation and ability to underwrite and service SBCRE loans makes us an attractive buyer for this asset class, and we are regularly asked to review pools of SBCRE loans available for purchase. Since June 30, 2008, approximately 39% of the loan portfolios reviewed for acquisition were sourced outside a formal auction process.

Disciplined Underwriting Process

We believe our rigorous and comprehensive underwriting process helps us minimize credit losses. We apply a disciplined due diligence and underwriting process to all of the loans in our portfolio, regardless of whether we originate or acquire these loans. Unlike many larger balance commercial real estate loans that are underwritten to predominantly rely on cash flows from the property to service the debt, we adhere to a more balanced lending standard for SBCRE loans. We consider not only the underlying property, but also the creditworthiness of the borrower. Our credit and underwriting philosophy encompasses individual borrower diligence, including credit review, net worth and asset verification, debt burden and operating experience.

Our property diligence considers several factors, including leases and rent reviews, local market trend assessments and valuation. We focus on analyzing property values using various third party data sources, including site inspections, appraisals and broker price opinions. We leverage our nationwide network of local appraisers for every loan we originate. Our internal team, led by our Senior Vice President, Real Estate, a licensed commercial real estate appraiser, working with our experienced asset managers, reviews this third party data to develop our own estimate of the underlying collateral value.

Our In-House Special Servicing Results in Successful Loss Mitigation

We have a dedicated special servicing team that, augmented with primary servicing from our loan servicers, focuses exclusively on resolving delinquent loans. We believe that direct management of individual loans is critical to avoiding or minimizing credit losses, and we work with our primary servicers to emphasize disciplined loan monitoring and early contact with delinquent borrowers to resolve delinquencies. We believe this expertise, combined with our outsourced servicing relationships, gives us a distinct competitive advantage over smaller regional and community banks that often lack the infrastructure and scale to appropriately manage SBCRE loans.

While our third party servicers maintain contact with our borrowers, we have developed a sophisticated loan monitoring process to manage our portfolio. Our proprietary systems utilize daily information transmissions from our primary servicers to monitor the portfolio, analyze trends and identify potential problem loans as early as possible. Using this data, we identify specific loans and, in addition to the contact between our borrowers and primary servicers, we initiate direct contact with borrowers to assess and resolve issues. In many cases during this process, our in-house team takes over as special servicer and develops various loss mitigation strategies, including repayment plans with modification of loan terms (which can include a temporary payment reduction).

In the event none of these solutions are successful or feasible, we will pursue foreclosure and our special servicing team actively manages the entire process, including the disposition of the underlying property. We focus on quickly taking control of properties, securing tenants and curing any deferred maintenance. Our asset managers then develop a comprehensive marketing plan to maximize sales proceeds. We believe this hands-on approach significantly preserves the value of our underlying property and helps to minimize losses.

Support from Established Financial Sponsor

We are currently controlled by Snow Phipps who, after the consummation of this offering, will hold     % of our outstanding common stock. We believe that access to Snow Phipps’s investment professionals and their industry expertise provides us with a competitive advantage by helping us continue to build upon a long-term strategy that maximizes enterprise value.

Our Investment Strategy

We seek to maximize returns for our stockholders by constructing and actively managing a diversified portfolio of SBCRE assets. Our investment strategy may include, without limitation, the following:

•	Acquire SBCRE loans and securities sold by institutions facing capital adequacy constraints;

•	Capitalize on our SBCRE loan underwriting experience and market analytics to identify investments with pricing dislocations created by distressed sellers that present attractive risk-adjusted returns;

•	Originate assets and take advantage of current market conditions;

•

Maximize total returns with a balance of sustainable cash flow and residual value by focusing on yield that can be sustained over time, which is of paramount concern, particularly in a risk-averse and low interest rate environment such as the current one; and

•

Utilize a prudent amount of leverage, if any, given the risk of the underlying asset’s cash flows and attempt to match the structure and duration of the financing with the underlying asset’s cash flows, including the use of hedging or securitizations, as appropriate.

To implement our investment strategy, we will utilize our expertise to identify attractive investment opportunities within the target asset classes described below, as well as our transaction sourcing, underwriting, execution and asset management and disposition capabilities. The professionals responsible for portfolio management decisions are Christopher D. Farrar, President and Chief Executive Officer, Jeffrey T. Taylor, Executive Vice President Capital Markets, Robert L. Weening, Executive Vice President and Chief Financial Officer, Louay Akel, Chief Credit Officer and Hector M. Rodriguez, Senior Vice President, Real Estate, who together comprise our Investment Committee. Our Investment Committee will implement our investment guidelines and will meet periodically to discuss preferences for assets, property types, geographic locations and other relevant criteria as determined by the Investment Committee. All of our investment decisions will be made with a view toward investing in a diversified portfolio of primarily SBCRE loans and related securities, subject to maintaining our REIT status and exemption from registration under the Investment Company Act of 1940, or the 1940 Act.

We intend to adjust our investment strategy as market conditions change over time in order to maintain an optimal balance of targeted assets throughout various phases of the economic cycle. We believe there are abundant opportunities within our target assets that present attractive risk-return profiles. We have and will continue to diversify our investment portfolio based on geography and property type. Diversification allows us to avoid concentration risks, as well as to spread our exposure to various economic climates and profiles within submarkets of the United States. We believe that the diversification of our investment portfolio, our ability to acquire, originate and actively manage our target assets and the flexibility of our origination strategy will position us to generate attractive long-term returns for our stockholders in a variety of market conditions. Our investment strategy may be amended from time to time, without the approval of our stockholders if recommended by our Investment Committee and approved by our Board of Directors.

Our Target Assets and Property Types

We intend to invest primarily in SBCRE assets that we will hold on our balance sheet to earn an interest spread between the yield earned on those assets and the cost of capital used to acquire or originate them. We believe that our continued focus on this specific asset class will allow us to mitigate credit losses and realize attractive risk-adjusted returns.

Based upon existing market conditions, we currently expect substantially all of our portfolio of target assets to be comprised of SBCRE loans secured by income producing and/or owner/user properties, borrowers with strong credit histories, low LTV ratios and substantial borrower equity in the underlying properties. More specifically, we will seek to originate and acquire SBCRE loans having the following characteristics:

Primary Target Asset Class

SBCRE Loans	Mortgage loans up to $3 million secured by first mortgage liens on property that conforms to our investment guidelines

Property Types:    Within the SBCRE asset class, we intend to invest in mortgage loans secured by first liens on the following property types:

Multi-family	Traditional apartment buildings, duplexes, condominiums and other properties with five or more units built for use by multiple family groups

Retail	Income producing property from which various types of retail products, merchandise or services are sold by businesses

Mixed Use	Residential apartments combined with office or retail space

Office	Commercial property occupied by professional or business offices

Warehouse	Commercial structures used to hold products and goods for a fee and typically located in industrial areas

Other	Self storage units, mobile home parks, auto services, light industrial, hospitality establishments and other commercial enterprises

Secondary Target Asset Classes	We may also opportunistically invest in other assets across all investment grades (including unrated securities) secured by underlying real estate assets that otherwise meet our investment guidelines, such as non-consumer commercial mortgage-backed securities, asset-backed securities and residential mortgage-backed securities

Asset Classes We Avoid	We do not make construction loans or lend on undeveloped, vacant or unimproved land. We generally avoid special-purpose properties such as churches, assisted living facilities and gas stations

There can be no assurances of how our initial portfolio of target assets will be allocated, or that our portfolio of target assets will not change over time. The allocation of our capital among our target assets will depend on changes in interest rates and general economic and credit market conditions. As a result, we cannot predict the percentage of our equity that will be invested in any particular type of asset at any given time.

Our Financing Strategy

Historically we have utilized modest amounts of leverage, and we intend to adhere to that strategy going forward. At September 30, 2010, our debt-to-equity ratio was 0.86 to 1. As market conditions improve, we may increase leverage on our investments with an amount of debt we deem prudent. Our decision to use leverage to finance our assets will be based on our assessment of a variety of factors, including, among others, the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the availability of credit at favorable prices, the credit quality of our assets and the outlook for our borrowing costs relative to the interest income earned on our assets.

Our financing sources will initially include the net proceeds of this offering and the remaining capacity on our credit facilities. As of September 30, 2010, we had $20.2 million of available capacity under our warehouse facility, which is a revolving credit facility secured by our SBCRE loans. Going forward, and subject to maintaining our qualifications as a REIT and our 1940 Act exemption, our financing sources may include borrowings in the form of additional bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities, structured financing arrangements and public and private equity and debt issuances, in addition to transaction or asset-specific funding arrangements. We intend to use leverage primarly to finance our portfolio and not for speculating on changes in the level of interest rates. We are not required to employ specific debt levels, and we believe the appropriate leverage for the particular assets we may finance depends on the factors discussed above.

We expect to finance our loan portfolio with equity and our financing arrangements and then, to the extent possible, we may use securitization as long-term financing. We do not, however, plan to structure any securitizations as sales or utilize off-balance sheet vehicles. We believe using securitizations to finance our SBCRE loans fits well with our strategy of holding interest-earning assets over the long-term. This type of financing structure more closely matches the asset duration with the duration of the financing.

Risk Management

Risk management is a significant component of our strategy to deliver consistent risk-adjusted returns to our stockholders. Subject to maintaining our qualification as a REIT and our exemption from registration under the 1940 Act and as part of our risk management strategy, we will closely monitor our investment portfolio and actively manage the credit, financing, interest rate and servicing risks associated with holding a portfolio of our target assets.

Credit Risk Management

We retain the risk of potential credit losses on the assets in our portfolio, whether originated or acquired. We seek to manage this risk through our loan level pre-origination and pre-acquisition due diligence and underwriting processes. We employ the same disciplined credit risk management techniques and underwriting policies whether we originate or acquire SBCRE loans. Prior to originating or investing in any particular asset, our experienced underwriting team undertakes a rigorous asset-level due diligence process, involving intensive data collection, review and analysis, to ensure that we understand the state of the market and the risk-reward profile of the asset. For originated loans, we employ standard documentation requirements and require appraisals prepared by local independent third party appraisers selected by us, which are internally reviewed and discounted in the underwriting process, as necessary, by our in-house licensed appraiser. Our approach to credit risk management combines underwriting assumptions with direct knowledge of local market conditions and loan performance results. We generally seek to originate SBCRE loans to borrowers that have credit scores of at least 650, who personally guarantee the loans and have at least 25% equity in the properties securing the loans. We generally avoid lending on properties that are special-purpose in nature, and we require properties to be in or near metropolitan statistical areas. We also avoid lending to start-up companies and typically require businesses utilizing the property securing our loan to have been operating for at least two years. We have maintained our underwriting policies since 2004 and we review and revise these policies from time to time as market conditions change. In 2008, we increased our minimum credit score for all borrowers to 650, and we increased the minimum credit score from 650 to 700 for those borrowers seeking maximum LTV ratios. Loan performance feedback shapes our credit policy and risk guidelines as we continually monitor our performance both at the portfolio and individual loan level.

Asset Management

We recognize the importance of active asset management in successful mortgage investing, and we have a dedicated team of professionals that manage credit, appraisal/valuation, legal/title, servicing and property liquidation risks. When underwriting loans, we evaluate the cash flow of the property, the value of the real estate underlying the loan, market conditions, comparable sales and recent trends. In addition, we evaluate the borrower and/or guarantor’s credit history, assets and net worth, business history, debt burden and operating experience to determine creditworthiness. In conjunction with our third party loan servicers, we regularly analyze causes of delinquency, causes of default, results from liquidations of properties acquired through foreclosure and geographic trends, so we are continually managing risk and improving our overall investment process. We employ our special servicing techniques to mitigate credit losses in our portfolio. Our in-house special servicing team works closely with our servicers to deliver high-touch servicing techniques, which include assisting borrowers with workouts, modifications and/or repayment plans to resolve delinquencies. The SBCRE asset class is unique in combining characteristics of commercial and residential real estate, and we believe our high-touch approach to servicing these loans is crucial to successful risk management and portfolio performance over the long-term.

Interest Rate Risk

Our interest rate risk arises from the mismatch of interest rate changes between our financing sources that have variable interest rates that adjust daily and monthly and the fixed rate mortgage loans and adjustable rate mortgage loans during their initial fixed period and the mismatch of the maturities of our debt obligations and our assets. Subject to maintaining our qualification as a REIT for United States federal income tax purposes and our exemption from registration under the 1940 Act, we plan to reduce interest rate risks and to minimize exposure to interest rate fluctuations through the use of match funded financing structures, when appropriate or possible, to match the maturities of our debt obligations with the maturities of our assets and match the interest rates on our investments with like kind debt (i.e., floating rate assets are financed with floating rate debt and fixed rate assets are financed with fixed rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies. We expect this to allow us to minimize the risk of refinancing our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings.

Financial Management

We have certain financial covenants in our credit facilities that require us to maintain appropriate levels of cash and liquidity. We monitor various financial reports to ensure compliance with these financing covenants and requirements. We actively monitor cash and liquidity to ensure that changes in our portfolio will not cause us to fall below the minimum thresholds in our credit facilities. In addition, our management meets frequently to update our allowance for loan losses and our compliance with accounting guidelines to estimate expected losses. Additionally, we have outsourced our internal audit function, which will report directly to the Audit Committee and will perform an important function in maintaining financial and internal controls.

Investment Guidelines

Our Board of Directors intends to adopt the following investment guidelines:

•	Our investments will be in our target asset classes, with each underlying loan having an initial principal balance up to $3 million;

•

We will seek to maintain a diversified portfolio of SBCRE loans secured by first liens on a broad spectrum of commercial property types such as multi-family, office, retail, mixed use and other commercial properties;

•	We will seek to maintain a geographically diverse portfolio secured by properties located in or near major metropolitan statistical areas;

•

We will target borrowers having credit scores between 650 and 800. SBCRE loans considered for acquisition that have not utilized a credit score in the initial underwriting will be evaluated on a loan by loan basis;

•	We will require personal guarantees on the loans we originate. When we acquire loans, personal guarantees may not be in place, which is considered in the underwriting process;

•

We will typically require borrowers to have at least 25% equity in the properties securing the loans we originate, targeting LTVs of between 60% and 70%. When we acquire loans, we intend to price the loans such that their acquisition LTV is between 60% and 70%;

•

When originating loans, we will include prepayment penalty provisions which seek to offset the loss of income that would have been earned from holding that loan to maturity had the borrower not prepaid the loan. When we acquire loans, prepayment penalties may not be in place or the loan may be outside the prepayment period, which is considered in the underwriting and pricing process;

•	No investment shall be made that would cause us to fail to qualify as a REIT for federal income tax purposes;

•	No investment shall be made that would cause us to be regulated as an investment company under the 1940 Act; and

•

Until appropriate investments can be identified, we may invest the proceeds of this and any future offerings in interest-bearing, highly rated short-term investments, including United States treasuries, money market accounts and/or funds, that are consistent with maintaining our REIT status and our exemption from registration under the 1940 Act.

Our Formation and Structure

Our predecessor was formed as a California limited liability company in 2004. We were formed as a Maryland corporation in August 2009 and, prior to the completion of this offering, we will acquire the equity interests of our predecessor through an exchange of our shares for the outstanding membership interests of our predecessor. In addition, we may hold certain of our assets through taxable REIT subsidiaries, which will be subject to corporate-level income tax at regular rates. As a result of this offering, our corporate and ownership structure will be:

Velocity Holdings, LLC is a wholly owned subsidiary of our predecessor and is a bankruptcy remote special-purpose vehicle created to hold loans.

Conflicts of Interest

We are subject to conflicts of interest arising out of the ownership interests of Snow Phipps, who will own     % of our outstanding common stock after this offering and will have the ability to substantially influence us. Pursuant to a stockholders agreement we intend to enter into with Snow Phipps in connection with this offering, Snow Phipps will have the right to designate certain persons as nominees for election as directors. In addition, our charter provides that we have waived any interest or expectancy in any business or other opportunity that becomes known to a director of ours who is also a Snow Phipps employee or affiliate, unless the opportunity becomes known to that individual solely in his or her capacity as our director. For a discussion of our conflicts of interest, see “Risk Factors — Risks Related to Our Organization and Structure” and “Certain Relationships and Related Party Transactions.”

Tax Structure

We have elected to be taxed as a REIT for federal income tax purposes. Our qualification as a REIT depends upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock. We believe that we were organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and that our current and proposed manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for federal income tax purposes.

As a REIT, we generally will not be subject to federal income tax on the REIT taxable income we distribute to our stockholders annually. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to federal income tax at regular corporate rates, and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lose our qualification. Even if we qualify for federal taxation as a REIT, we may be subject to some federal, state and local taxes on our income. Any dividends received by our stockholders from us, with limited exceptions, will not be eligible for taxation at the preferred rates that currently apply to dividends received by taxpayers taxed at individual rates from taxable corporations.

Our Distribution Policy

We generally must distribute at least 90% of our REIT taxable income annually (subject to certain adjustments) so that we can continue to qualify as a REIT under the Internal Revenue Code. To satisfy the requirements to qualify as a REIT and generally not be subject to federal income and excise tax, we intend to pay quarterly distributions of all or substantially all of our REIT taxable income to our stockholders out of cash generated from our net investment income. Although we may be able to satisfy the requirement to distribute 90% of our REIT taxable income with taxable distributions of our stock or debt, we have no intention of doing so, and we intend to only distribute cash, subject to legally available funds. We do not intend to pay future distributions from the proceeds of this offering.

Restrictions on Ownership of Our Stock

The Internal Revenue Code imposes certain limitations on the concentration of ownership of the stock of a REIT. Our charter generally prohibits any stockholder from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the outstanding shares of all classes and series of our stock, which we refer to collectively as the ownership limit. Our charter also prohibits any person from (a) beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT or (b) transferring shares of our stock if such transfer would result in our stock being owned by fewer than 100 persons.

Our charter provides that any ownership or transfer of our stock that would result in any person owning shares of our stock in excess of the ownership limit, our being “closely held” under Section 856(h) of the Internal Revenue Code or our otherwise failing to qualify as a REIT will result in the shares owned or transferred in violation of such requirements being automatically transferred to a charitable trust for the benefit of a charitable beneficiary, and the purported owner or transferee acquiring no rights in such shares. If the transfer to the charitable trust is ineffective for any reason to prevent a violation of the applicable requirements or a transfer of our stock would result in our stock being owned by fewer than 100 persons, the transfer that would have resulted in the violation of such requirements will be void ab initio. Our Board of Directors has the discretion to grant exemptions from the ownership limit (prospectively or retroactively) subject to certain terms and conditions and if such exemptions will not cause us to lose our status as a REIT. Our Board of Directors has granted Snow Phipps, together with its affiliates, an exemption from the ownership limit, which will permit Snow Phipps and its affiliates to collectively own up to the greater of     % of our outstanding common stock or              shares of our common stock.

Investment Company Act Exemption

We operate our business so that we will be exempt from registration under the 1940 Act. We will rely on the exemption provided by Section 3(c)(5)(C) of the 1940 Act. We will monitor our portfolio periodically and prior to each investment to confirm that we continue to qualify for the exemption. To qualify for the exemption, we must make investments so that at least 55% of the assets we own, on an unconsolidated basis, consist of qualifying mortgages and other liens on and interests in real estate, which we refer to as qualifying real estate assets, and so that at least 80% of the assets we own on an unconsolidated basis consist of real estate-related assets, including our qualifying real estate assets.

Our Corporate Information

Our offices are located at 30699 Russell Ranch Road, Suite 295, Westlake Village, California, 91362, and the telephone number of our offices is (818) 532-3700. Our internet address is www.vcc-inc.com. Our internet web site and the information contained therein or connected to or linked from our internet web site do not constitute a part of this prospectus or any amendment or supplement thereto.

The Offering

Common stock offered by us	shares(1)

Common stock to be outstanding after this offering	shares(1)

Use of proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $ million (or approximately $ million if the underwriters fully exercise their over-allotment option to purchase additional shares of our common stock), after deducting the underwriting discount and commissions of approximately $ million (or approximately $ million if the underwriters fully exercise their over-allotment option to purchase additional shares of our common stock) and estimated offering expenses of approximately $ million payable by us.

We intend to use the proceeds of this offering for general corporate purposes, including acquiring and originating SBCRE loans to hold for investment and securities in accordance with our investment guidelines.

Proposed New York Stock Exchange symbol	“VCC”

Ownership and transfer restrictions	To assist us in complying with limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code, our charter generally prohibits any stockholder from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the outstanding shares of all classes and series of our stock. Our Board of Directors has granted Snow Phipps, together with its affiliates, an exemption from the ownership limit, which will permit Snow Phipps and its affiliates to own collectively up to % of our outstanding common stock or shares of our common stock. See “Description of Securities — Restrictions on Ownership and Transfer.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20.

(1)	Assumes the underwriters’ over-allotment option to purchase up to an additional shares of our common stock is not exercised.

Unless we indicate otherwise or the context requires, all information in this prospectus assumes no exercise of such over-allotment option and does not reflect                  shares of our common stock that may be issued in the future under our 2010 Stock Award Plan.

Summary Consolidated Financial and Other Information

As we are a newly-formed corporation, we have no historical financial statements. The following table presents summary consolidated financial and other information of our predecessor as of September 30, 2010 and December 31, 2009, 2008 and 2007 and for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008 and 2007. The consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007 and consolidated statements of financial condition presented below as of December 31, 2009, 2008 and 2007, have been derived from our predecessor’s audited consolidated financial statements. The consolidated statements of financial condition as of September 30, 2010 and the consolidated statements of operations for the nine months ended September 30, 2010 and 2009 have been derived from our predecessor’s unaudited consolidated financial statements. These unaudited consolidated financial statements have been prepared on substantially the same basis as our predecessor’s audited consolidated financial statements and reflect all adjustments which are, in the opinion of management, necessary to provide a fair presentation of our predecessor’s consolidated financial position as of September 30, 2010 and the results of our predecessor’s operations for the interim periods ended September 30, 2010 and 2009. All such adjustments are of a normal recurring nature. These interim results are not necessarily indicative of our predecessor’s results for the full fiscal year. The “Key Portfolio Statistics” have been derived from our predecessor’s underlying books and records.

The information presented below is only a summary and does not provide all of the information contained in our predecessor’s historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our predecessor’s consolidated financial statements, including the related notes, included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

	(In Thousands)
Consolidated Statements of Operations:
Interest and investment income	$7,287	$8,074	$10,324	$6,791	$3,738
Interest expense	2,505	2,496	3,319	2,269	2,501

NET INTEREST INCOME	4,782	5,578	7,005	4,522	1,237
Provision for loan losses	1,580	1,570	2,684	909	8

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,202	4,008	4,321	3,613	1,229

OTHER OPERATING INCOME
Discount recognized on payoff of loans	101	—	—	230	—
Real estate acquired through foreclosure in excess of recorded investment	149	—	—	—	—
Gain on sale of loans	—	—	—	—	1,999
Other income	29	4	13	100	14

Total other operating income	279	4	13	330	2,013

OPERATING EXPENSES
Compensation and employee benefits	1,938	1,831	2,501	3,956	3,989
Rent and occupancy	216	406	481	699	490
Loan servicing	1,350	448	653	287	106
Professional fees	493	775	1,914	240	112
Real estate owned, net	421	118	249	(37)	(6)
Recapitalization expense	—	—	—	—	974
Other operating expenses	590	872	1,026	1,214	1,206

Total operating expenses	5,008	4,450	6,824	6,359	6,871

NET INCOME (LOSS)	$(1,527)	$(438)	$(2,490)	$(2,416)	$(3,629)

	As of September 30, 2010	As of December 31,
		2009	2008	2007
	(In Thousands)
Consolidated Statements of Financial Condition:
ASSETS
Cash and cash equivalents	$8,618	$7,825	$9,817	$18,885
Restricted cash	—	—	127	105
Loans held for investment, net	106,333	117,417	126,793	25,704
Accrued interest and other receivables	2,400	2,146	1,837	412
Real estate held for sale, net	9,384	6,499	656	—
Property and equipment, net	251	260	487	725
Real estate held as investment, net	2,034	—	—	—
Goodwill	1,063	1,063	1,063	1,063
Other assets	643	853	648	111

TOTAL ASSETS	$130,726	$136,063	$141,428	$47,005

LIABILITIES
Accounts payable and accrued expenses	$2,079	$2,124	$1,183	$783
Warehouse and repurchase facilities	59,535	68,291	82,107	23,168

TOTAL LIABILITIES	61,614	70,415	83,290	23,951
COMMITMENTS AND CONTINGENCIES	—	—	—	—
MEMBERS’ EQUITY	69,112	65,648	58,138	23,054

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$130,726	$136,063	$141,428	$47,005

Key Portfolio Statistics

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2010	2009	2009	2008	2007
	(In Thousands, Except % and Loan Count)
Loan count	311	337	331	346	60
Average loan size(1)	$388	$408	$399	$399	$437
Weighted average LTV(2)	67.5%	68.1%	67.9%	68.0%	71.7%
60+ days past due at end of period	22.9%	22.6%	22.1%	10.7%	13.5%
Annualized charge-offs as a percentage of average net investment in loans	0.96%	0.56%	0.77%	—	—
Unamortized purchase discount	$11,050	$10,876	$12,210	$11,047	$—
Average yield on SBCRE loans(3)	8.61%	8.65%	8.40%	9.17%	9.48%
Average borrowing costs(4)	5.22%	4.31%	4.40%	4.61%	7.11%
Net interest margin(5)	5.65%	5.97%	5.69%	6.00%	3.01%

(1)	Average loan size is UPB, at end of period, divided by loan count.

(2)	The weighted average LTV is computed using the LTV at origination for originated loans and the acquisition LTV at acquisition for acquired loans and is weighted by the UPB, at period end.

(3)	Average yield on SBCRE loans is annualized interest income from SBCRE loans divided by the average investment in SBCRE loans.

(4)	Average borrowing cost is annualized interest expense divided by average warehouse and repurchase facility balance.

(5)	Net interest margin is annualized net interest income from SBCRE loans divided by average net investment in SBCRE loans.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “should,” “may,” “plan,” “project,” “will,” or similar expressions, or the negative of these words, we intend to identify forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

•	Our business, investment strategy and market opportunity;

•	Our expected operating results and our ability to make distributions to our stockholders in the future;

•	Use of the proceeds of this offering;

•	Volatility in our industry, interest rates and spreads, the debt or equity markets, the general economy or the real estate market specifically, whether the result of market events or otherwise;

•	The availability of financing on acceptable terms or at all;

•

Events or circumstances which undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large depository institutions or other significant corporations, terrorist attacks, natural or man-made disasters or threatened or actual armed conflicts;

•	The availability of attractive risk-adjusted investment opportunities in SBCRE loans and mortgage-related assets that satisfy our investment objectives and strategies;

•	The degree and nature of our competition;

•	Changes in personnel and lack of availability of qualified personnel;

•	The timing of cash flows, if any, from our investments;

•	The performance, financial condition and liquidity of our borrowers;

•	Legislative and regulatory changes (including changes to laws governing the taxation of REITs or the exemption from registration as an investment company under the 1940 Act);

•

Limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for United States federal income tax purposes and qualify for an exemption from registration under the 1940 Act; and

•

The ability of certain of our subsidiaries to qualify as REITs or taxable REIT subsidiaries, or TRSs, for United States federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules.

Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date of this prospectus, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or over which we have no control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. We are not obligated to, and do not intend to, update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise.

When considering forward-looking statements, you should keep in mind the risks and other cautionary statements set forth in this prospectus, including those contained in “Risk Factors.” The risks and other cautionary statements noted throughout this prospectus could cause our actual results to differ significantly from those contained in or implied by any forward-looking statement.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occurs, our business, financial condition, liquidity and results of operations could be materially and adversely affected, the price of our common stock could decline significantly, and you could lose all or a part of your investment.

Risks Related to Our Business

Our management has no prior experience operating a REIT or a public company and therefore may have difficulty successfully and profitably operating our business or complying with regulatory requirements, including the Sarbanes-Oxley Act and the REIT provisions of the Internal Revenue Code and the 1940 Act, which may hinder our ability to achieve our objectives or result in loss of our qualification as a REIT.

Prior to the offering, our management team has no experience operating a REIT or a public company, and therefore has no experience complying with the various regulatory requirements that will apply to us as a REIT and a public company. These include the REIT provisions of the Internal Revenue Code, the limitations imposed in connection with our compliance with an exemption from the registration requirements of the 1940 Act, and the Sarbanes-Oxley Act. The REIT rules and regulations are highly technical and complex, and the failure to comply with the income, asset and other limitations imposed by these rules and regulations could prevent us from qualifying as a REIT or could force us to pay unexpected taxes and penalties. The 1940 Act imposes numerous technical restrictions and limitations that will impact the investments that we can hold in our loan portfolio.

The inexperience of our management team in complying with these requirements may hinder our ability to achieve our objectives or result in loss of our qualification as a REIT or payment of taxes and penalties. As a result, we cannot assure you that we will be able to successfully operate as a REIT, execute our business strategies as a public company or comply with regulatory requirements applicable to public companies and REITs. In addition, as a public company we will be subject to periodic and current reporting requirements under applicable regulations of the Securities and Exchange Commission, or SEC. Accounting rules for sales and securitizations, valuations of financial instruments, investment consolidations and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in the preparation of financial information and the delivery of this information to our stockholders. Failure to timely comply with SEC regulations and requirements could hinder our ability to operate as a public company.

We are dependent on certain of our key personnel for our future success, and their continued service to us is not guaranteed.

Our future success depends on the continued service of key personnel, including Christopher D. Farrar, our President and Chief Executive Officer, and Jeffrey T. Taylor, our Executive Vice President for Capital Markets, and our ability to attract new skilled personnel. We do not have employment contracts that provide severance payments and/or change in control benefits with any of our key employees, and there can be no assurance that we will be able to retain their services. In addition, as we return to originating SBCRE loans we will need to invest in additional staffing to support our loan origination efforts. There can be no assurance that we will be able to attract and retain qualified personnel to support our loan origination efforts, and any failure or delay in doing so could impair our ability to originate loans when market conditions may otherwise be attractive.

Our Board of Directors is expected to approve broad investment guidelines and will not approve each investment and financing decision made by our management unless required by our investment guidelines.

Our management will be authorized to follow broad investment guidelines established by our Board of Directors. Our Board of Directors will periodically review our investment guidelines and our investment portfolio but will not, and will not be required to, review all of our proposed investments. In addition, in conducting its periodic reviews, our Board of Directors may rely primarily on information provided to them by our management. Furthermore, our management may use complex strategies, and transactions entered into may be costly, difficult or impossible to unwind by the time they are reviewed by our Board of Directors. Our management will have great latitude within the broad parameters of our investment guidelines in determining the types and amounts of target assets it may decide are attractive investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results.

We may change our investment strategy or investment guidelines without notice or stockholder consent, which may result in riskier investments or in lower distributions to you.

Our Board of Directors may change our investment strategy or any of our investment guidelines at any time without the consent of our stockholders. We may also change our asset allocations, including the percentage of assets that may be invested in each class, or in the case of securities, in a single issuer, at any time without the consent of our stockholders. Any of these changes could result in an investment portfolio with a different risk profile from the risk profile for our investment portfolio described in this prospectus. Additionally, a change in our investment strategy may increase our exposure to interest rate risk, default risk, real estate market fluctuations and liquidity risk, all of which could negatively affect the market price of our common stock and our ability to make distributions to you. These changes could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Furthermore, as the market evolves, our Board of Directors may determine that the commercial real estate market does not offer the potential for attractive risk-adjusted returns for an investment strategy that is consistent with our intention to elect and qualify to be taxed as a REIT and to operate in a manner to maintain our exemption from registration under the 1940 Act. For example, if our Board of Directors believes it would be advisable for us to be a more active seller of loans and securities, our Board of Directors may determine that we should conduct such business through a taxable REIT subsidiary or that we should cease to maintain our REIT qualification. Changes to our strategies with regards to the foregoing could materially and adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

The failure of a third party servicer or the failure of our own internal servicing system to effectively service our portfolio of mortgage loans would materially and adversely affect us.

Most mortgage loans and securitizations of mortgage loans require a servicer to manage collections for each of the underlying loans. Litton currently provides primary and special loan servicing on most of our loan portfolio, and KeyBank services a small portion of our portfolio. We refer to Litton and KeyBank as our third party loan servicers. A third party loan servicer’s responsibilities include providing delinquency notices, loan workouts and modifications, foreclosure proceedings, liquidations of property acquired by us and reporting on the performance of the loans. A third party loan servicer may retain sub-servicers in any jurisdictions where licensing is required and the third party loan servicer has not obtained the necessary license or where it otherwise deems it advisable. Both default frequency and default severity of loans may depend upon the quality of the servicer. If a third party loan servicer or any sub-servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. If a third party loan servicer or any sub-servicers takes longer to liquidate non-performing assets, loss severities may be higher than originally anticipated. Higher loss severity may also be caused by less competent dispositions of real estate owned, or REO, properties.

We have implemented our own internal special servicing capabilities and, as of October 31, 2010, we special service 28 assets. The ability to internally service loans in our portfolio, rather than rely on third party loan servicers, has its own set of risks, including more direct exposure to lawsuits by borrowers and establishing the necessary infrastructure to provide such special servicing capabilities. Further, since we have only recently implemented this capability, we are still undergoing the process of establishing systems and procedures and ensuring we have the personnel to support them.

Servicer quality, whether performed by third party loan servicers or internally by us, is of prime importance in the default performance of SBCRE loans, non-consumer asset-backed securities, or ABS, and commercial mortgage-backed securities, or CMBS. Many servicers have gone out of business in recent years, requiring a transfer of loan servicing to another servicer. Should a failure of either of our loan servicers occur, the length of time necessary to transfer our loans to a new servicer could result in more loans becoming delinquent because of confusion or lack of attention. When loan servicing is transferred, loan servicing fees may increase, which may have an adverse effect on the credit support of assets held by us.

Effectively servicing our portfolio of mortgage loans is critical to our success, particularly given our strategy of maximizing the value of our portfolio with our proprietary loan modification programs and special servicing techniques, and therefore, if one of our third party loan servicers or our internal special servicing fails to effectively service our portfolio of mortgage loans, it could have a material and adverse effect on our business, results of operations and financial condition.

Loans to small businesses involve a high degree of business and financial risk, which can result in substantial losses that would adversely affect our business, results of operation and financial condition.

Our operations and activities include, without limitation, loans to small, privately-owned businesses. Often, there is little or no publicly available information about these businesses. Accordingly, we must rely on our own due diligence to obtain information in connection with our investment decisions. Our borrowers may not meet net income, cash flow and other coverage tests typically imposed by banks. A borrower’s ability to repay its loan may be adversely impacted by numerous factors, including a downturn in its industry or other negative local or more general economic conditions. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in the collateral for the loan. In addition, small businesses typically depend on the management talents and efforts of one person or a small group of people for their success. The loss of services of one or more of these persons could have a material and adverse impact on the operations of the small business. Small companies are typically more vulnerable to customer preferences, market conditions and economic downturns and often need additional capital to expand or compete. These factors may have an impact on loans involving such businesses. Loans to small businesses, therefore, involve a high degree of business and financial risk, which can result in substantial losses.

Inaccurate and/or incomplete information received from potential borrowers, guarantors and sellers involved in the sale of pools of loans could have a negative impact on our financial condition and results of operation.

In deciding whether to extend credit or enter into transactions with potential borrowers and their guarantors, we are forced to rely on information furnished to us by or on behalf of these potential borrowers and/or guarantors, including financial statements. We also must rely on representations of potential borrowers and guarantors as to the accuracy and completeness of that information and we must rely on information and representations provided by sellers involved in the sale of pools of loans that we purchase when we make bulk acquisitions. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements or other information that is misleading, inaccurate or incomplete.

Deficiencies in appraisal quality in the mortgage loan origination process may result in increased principal loss severity.

During the mortgage loan underwriting process, appraisals are generally obtained on the collateral underlying each prospective mortgage. The quality of these appraisals may vary widely in accuracy and consistency. The appraiser may feel pressure from the broker or lender to provide an appraisal in the amount necessary to enable the originator to make the loan, whether or not the value of the property justifies such an appraised value. Inaccurate or inflated appraisals may result in an increase in the severity of losses on the mortgage loans, which could have a material and adverse effect on our business, results of operations and financial condition.

The use of underwriting guideline exceptions in the mortgage loan origination process may result in increased delinquencies and defaults.

Although mortgage originators generally underwrite mortgage loans in accordance with their pre-determined loan underwriting guidelines, from time to time and in the ordinary course of business, originators, including us, will make exceptions to these guidelines. Loans originated with exceptions may result in a higher number of delinquencies and defaults, which could have a material and adverse effect on our business, results of operations and financial condition.

Our inability to manage future growth effectively could have an adverse impact on our financial condition and results of operations.

Our ability to achieve our investment objectives will depend on our ability to grow, which will depend, in turn, on our management’s ability to identify, acquire, originate and invest in SBCRE loans, CMBS, non-consumer ABS and RMBS that meet our investment criteria. Our ability to grow our business will depend in large part on our ability to expand our loan origination activities. In order to do this, we will need to identify, hire, train, supervise and manage new employees. Any failure to effectively manage our future growth, including a failure to successfully expand our loan origination activities when the SBCRE loan market enters an expansion cycle, could have a material and adverse effect on our business, financial condition and results of operations.

If we fail to develop, enhance and implement strategies to adapt to changing conditions in the real estate and capital markets, our financial condition and results of operations may be materially and adversely affected.

The manner in which we compete and the products for which we compete are affected by changing conditions, which can take the form of trends or sudden changes in our industry, regulatory environment, changes in the role of government-sponsored entities, changes in the role of credit rating agencies or their rating criteria or process or the United States economy more generally. If we do not effectively respond to these changes, or if our strategies to respond to these changes are not successful, our financial condition and results of operations may be materially and adversely affected.

The increasing number of proposed United States federal, state and local laws may affect certain mortgage-related assets in which we intend to invest and could materially increase our cost of doing business.

Various bankruptcy legislation has been proposed that, among other provisions, could allow judges to modify the terms of residential mortgages in bankruptcy proceedings, could hinder the ability of the servicer to foreclose promptly on defaulted mortgage loans or permit limited assignee liability for certain violations in the mortgage loan origination process, any or all of which could adversely affect our business or result in us being held responsible for violations in the mortgage loan origination process even where we were not the originator of the loan. We do not know what impact this type of legislation, which has been primarily, if not entirely, focused on residential mortgage originations, would have on the SBCRE loan market. We are unable to predict whether United States federal, state or local authorities, or other pertinent bodies, will enact legislation, laws, rules, regulations, handbooks, guidelines or similar provisions that will affect our business or require changes in our practices in the future, and any such changes could materially and adversely affect our cost of doing business and profitability.

No assurance can be given that the actions taken by the United States government, the Federal Reserve, the United States Treasury and other governmental and regulatory bodies for the purpose of stabilizing the financial and credit markets and stimulating the economy, or market response to those actions, will achieve the intended effect on, or benefit to, our business, and further government or market developments could materially and adversely affect us.

In response to the financial issues affecting the banking system, the financial and housing markets and the general economy, and going concern threats to investment banks and other financial institutions the United States Government, the Federal Reserve, the United States Treasury and other governmental and regulatory bodies have implemented a number of initiatives intended to bolster the banking system, the financial and housing markets and the economy as a whole. No assurance can be given that these initiatives will have a beneficial impact on the banking system, financial market or the housing and SBCRE loan market. To the extent the markets do not respond favorably to these initiatives or if these initiatives do not function as intended, the pricing, supply, liquidity and value of our assets and the availability of financing on attractive terms may be materially and adversely affected. There can also be no assurance that we would be eligible to participate in any new programs resulting from these initiatives or, if we are eligible, that we will be able to utilize them successfully or at all. In addition, because the programs are designed, in part, to provide liquidity to restart the market for certain of our targeted assets, the establishment of these programs may result in increased competition for opportunities in our targeted assets. It is also possible that our competitors may utilize the programs which would provide them with debt and equity capital funding from the United States Government. In addition, the United States Government, the Federal Reserve, the United States Treasury and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis. We cannot predict whether or when such actions may occur, and such actions could have a dramatic impact on our business, results of operations and financial condition.

The recent actions of the United States Government, the Federal Reserve, the United States Treasury, and the Securities and Exchange Commission for the purpose of stabilizing the financial markets may adversely affect our business.

The United States Government, the Federal Reserve, the United States Treasury, the SEC, and other governmental and regulatory bodies have taken or are considering taking various actions to address the financial crisis. For example, on July 21, 2010 President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act may impact the securitization market in that it requires, among other things, that a securitizer generally retain not less than 5% of the credit risk for certain types of securitized assets that are transferred, sold or conveyed through issuance of an ABS. Also, the SEC has proposed significant changes to Regulation AB, which, if adopted in their present form, could have sweeping changes to commercial and residential mortgage loan securitization markets as well as to the market for the re-securitization of mortgage-backed securities, or MBS. There can be no assurances that such actions will have a beneficial impact on the financial markets. In addition to the foregoing, the United States Congress and/or various state and local legislatures may enact additional legislation or regulatory action designed to address the current economic crisis or for other purposes that could have a material and adverse effect on our ability to execute our business strategies.

Failure to obtain required approvals and/or state licenses necessary to operate our mortgage-related activities may adversely impact our investment strategy.

We may be required to obtain various approvals and/or licenses from federal or state governmental authorities, government sponsored entities or similar bodies in connection with some or all of our mortgage-related activities. There is no assurance that we can obtain any or all of the approvals and licenses that we desire or that we will avoid experiencing significant delays in seeking such approvals and licenses. Furthermore, we will be subject to various disclosure and other requirements to obtain and maintain these approvals and licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses will restrict our options and ability to engage in desired activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we have engaged without the requisite approvals or licenses in activities that required an approval or license, which could have a material and adverse effect on our business, results of operation and financial condition.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions, and changes in such rules, accounting interpretations or our assumptions could adversely impact our ability to timely and accurately prepare our consolidated financial statements.

We are subject to Financial Accounting Standards Board, or FASB, and SEC accounting guidelines and interpretations that can result in significant accounting changes that could have a material and adverse impact on our results of operations and financial condition. Accounting rules for financial instruments, including the acquisition and sales or securitization of mortgage loans, investments in ABS, CMBS and MBS, derivatives, investment consolidations and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in the preparation of financial information and the delivery of this information to our stockholders.

Changes in accounting rules, interpretations or our assumptions could also undermine our ability to prepare timely and accurate financial statements, which could result in a lack of investor confidence in our publicly filed information and could materially and adversely affect the market price of our common stock.

Any disruption in the availability and/or functionality of our technology infrastructure and systems could adversely impact our business.

Our ability to originate and acquire SBCRE loans, or make investments in MBS, and manage any related interest rate risks and credit risks is critical to our success and is highly dependent upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Some of these systems are located at our facility and some are maintained by third party vendors. Any significant interruption in the availability and functionality of these systems could harm our business. In the event of a systems failure or interruption by our third party vendors, we will have limited ability to affect the timing and success of systems restoration. If such interruptions continue for a prolonged period of time, it could, have a material and adverse impact on our business, results of operations and financial condition.

Our security measures may not effectively prohibit others from obtaining improper access to our information. If a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation.

Risks Related to Our Investments

We anticipate that a significant portion of our investments will be in the form of SBCRE loans which are subject to increased risks.

Unlike some “credit enhanced” ABS, CMBS or RMBS, SBCRE loans are not generally government guaranteed or privately insured. SBCRE loans are directly exposed to losses resulting from default and foreclosure. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower and the priority and enforceability of the lien will significantly impact the value of such mortgages. Whether or not we have participated in the negotiation of the terms of any such mortgages, there can be no assurance as to the adequacy of the protection of the terms of the loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of our rights. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Any costs or delays involved in the completion of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss.

A portion of our loan portfolio currently is, and in the future may be, delinquent and subject to increased risks of credit loss for a variety of reasons, including, without limitation, because the underlying property is too highly-leveraged or the borrower falls upon financial distress. Whatever the reason, the borrower is unable to meet its contractual debt service obligation to us. Delinquent loans may require a substantial amount of workout negotiations and/or restructuring, which may divert our attention from other activities and entail, among other things, a substantial reduction in the interest rate or capitalization of past due interest. However, even if restructurings are successfully accomplished, risks still exist that borrowers will not be able or willing to maintain the restructured payments or refinance the restructured mortgage upon maturity. Additional risks inherent in the acquisition of delinquent SBCRE loans include undisclosed claims, undisclosed tax liens that may have priority, higher legal costs and greater difficulties in determining the value of the underlying property.

SBCRE loans, including performing and delinquent, are also subject to “special hazard” risk (property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies) and to bankruptcy risk (reduction in a borrower’s mortgage debt by a bankruptcy court). In addition, claims may be assessed against us on account of our position as mortgage holder or property owner, including responsibility for tax payments, environmental hazards and other liabilities.

We have not yet identified any specific investments that we will acquire or originate with the net proceeds of this offering, and therefore we may allocate these proceeds to investments with which you may not agree.

We have not yet identified any specific investments that we will acquire or originate with the net proceeds of this offering and we will have significant flexibility in using the net proceeds of this offering, therefore you will not be able to evaluate the manner in which proceeds will be invested or the economic merit of our expected investments before purchasing our common stock. As a result, we may use the net proceeds from these offerings to acquire or originate SBCRE loans or other investments with which you may not agree. These factors will increase the uncertainty, and thus the risk, of investing in shares of our common stock. The failure to deploy the net proceeds of this offering effectively or find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns, could cause a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders and could cause the value of our common stock to decline.

Until appropriate investments can be identified, we may invest the net proceeds of this offering in interest-bearing short-term investments, including United States treasuries, money market accounts and/or funds that are consistent with our intention to qualify as a REIT. These investments are expected to provide a lower net return than we will seek to achieve from investments in our target assets. We expect to reallocate a portion of the net proceeds from this offering into a portfolio of our target assets, subject to the availability of appropriate investment opportunities.

We cannot assure you that we will be able to identify assets that meet our investment objective, that we will be successful in consummating any investment opportunities we identify or that one or more investments we may make using the net proceeds of this offering will yield attractive risk-adjusted returns. Our inability to do any of the foregoing likely would have a material and adverse effect on our results of operations and cash flows and our ability to make distributions to our stockholders.

We operate in a competitive market for investment and loan origination and acquisition opportunities and competition may limit our ability to acquire desirable investments in our target assets or originate loans, which could adversely affect our ability to achieve our investment objectives.

We operate in a competitive market for investment and loan origination and acquisition opportunities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices and originate loans that allow us to generate compelling net interest margins. In acquiring our target assets or originating loans, we will compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for investment and origination opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and originations, and establish more relationships than us. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns, and competition in SBCRE loan origination may increase the availability of SBCRE loans which may result in a reduction of interest rates on SBCRE loans. We cannot assure you that the competitive pressures we face will not have a material and adverse effect on our business, financial condition and results of operations.

When the current conditions in the mortgage market, the financial markets and the economy stabilize and improve, the availability of commercial mortgage loans that meet our investment objectives and strategies will likely decrease, which, combined with competition from other investors to acquire or originate these assets, could limit our ability to purchase desirable investments in our target assets in the future or originate loans, prevent us from taking advantage of attractive investment opportunities from time to time and may have a material and adverse effect on our investment objectives.

Difficult conditions in the real estate markets may cause us to experience market losses related to our holdings, and a continued increase in our loan delinquencies, and it is possible that these conditions will not improve in the near future.

We believe the risks associated with our investments will be more acute during periods of economic slowdown or recession, such as the current dislocation and weakness in the capital and credit markets, especially if these periods are accompanied by declining real estate values. Recently, concerns about the mortgage market and a declining real estate market, as well as inflation, energy costs, geopolitical issues and the availability and cost of credit, have contributed to increased volatility and diminished expectations for the economy and markets going forward. Recent losses suffered by commercial banks, investment banks and insurance companies exposed to the mortgage and real estate markets have reduced financial industry capital and liquidity, which has negatively impacted investor perceptions of the risks associated with MBS, residential and commercial mortgage loans, real estate-related securities and various other asset classes in which we may invest. The mortgage market has been severely affected by changes in the lending landscape and there is no assurance that these conditions have stabilized or that they will not worsen.

Furthermore, a prolonged economic slowdown may result in decreased demand for commercial property, impairing property owners’ ability to repay their loans. For example, at September 30, 2010, loans past due 60 or more days increased to 22.9%, up from 22.1% at December 31, 2009 and 10.7% at December 31, 2008. If borrowers default, we may incur credit losses on our investments if the value of the underlying collateral we foreclose upon is insufficient to cover the full amount of such investment, and the funds from such foreclosure may take a significant amount of time to realize. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income as well as our ability to originate, acquire, sell or securitize loans. The further deterioration of the real estate market may result in a decline in the market value of our investments or cause us to experience credit losses, which may adversely affect our results of operations, the availability and cost of credit and our ability to make distributions to our stockholders.

In addition, during periods of increased adverse market volatility, such as the current extended disruption in the global liquidity markets, we are exposed to the risk that the availability of our potential funding sources may decline and/or we may have to post margin collateral in the future, which may have a material adverse impact on our available liquidity. As a result, our contingent liquidity reserves may not be sufficient in the event of an adverse change in the credit markets and related market price market volatility. Additionally, in the future, demands on liquidity may potentially result in de-leveraging our portfolio, which could adversely impact our earnings.

It is difficult to predict how long these economic conditions will exist, which of our markets and investments will ultimately be most affected, and whether our actions will effectively mitigate these external factors. The current economic pressure and the declines in the market values of our investments may adversely affect our results of operations and credit availability, which may reduce our level of investment activity or our earnings and, in turn, cash available for distribution to our stockholders.

The SBCRE loans and the mortgage loans underlying future securities investments we expect to acquire are dependent on the ability of the commercial property owner to generate net income from operating the property, which may result in the inability of such property owner to repay a loan, as well as the risk of foreclosure.

SBCRE loans are generally secured by multi-family or commercial property and are subject to risks of delinquency, foreclosure and of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:

•	Tenant mix;

•	Success of tenant businesses;

•	Property management decisions;

•	Property location, condition and design;

•	Competition from comparable types of properties;

•	Changes in national, regional or local economic conditions and/or specific industry segments;

•	Declines in regional or local real estate values;

•	Declines in regional or local rental or occupancy rates;

•	Increases in interest rates, real estate tax rates and other operating expenses;

•	Costs of remediation and liabilities associated with environmental conditions;

•	The potential for uninsured or underinsured property losses;

•	Changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

•	Acts of God, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Foreclosure can be an expensive and lengthy process, and foreclosing on certain properties where we directly hold the mortgage loan and the borrower’s default under the mortgage loan is continuing could result in actions that could be costly to our operations, in addition to having a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

Because the assets we acquire may not appreciate in value, and, in fact may decline in value, we may not realize gains or income from these investments and may continue to experience net losses, which would adversely impact our business.

The assets we acquire or the loans we originate may not appreciate in value and, in fact, may decline in value, and any assets we may acquire or any loan that we may originate may default on interest and/or principal payments. Accordingly, we may not be able to realize gains or income from our assets. Any gains that we do realize may not be sufficient to offset any other losses we experience. For example, our net losses for the nine months ended September 30, 2010, and the years ended December 31, 2009 and 2008 were $1.5 million, $2.5 million and $2.4 million, respectively. Any income that we realize may not be sufficient to offset our expenses.

Recent market conditions may make it more difficult for us to analyze potential investment opportunities or our portfolio of assets.

Our success will depend, in part, on our ability to effectively analyze potential investment opportunities in order to assess the level of risk-adjusted returns that we should expect from any particular investment. To estimate the value of a particular asset, we may use historical assumptions that may or may not be appropriate during the current unprecedented downturn in the real estate market and general economy. To the extent that we use historical assumptions that are inappropriate under current market conditions, we may overpay for an asset or acquire an asset that we otherwise might not acquire, which could have a material and adverse effect on our results of operations and our ability to make distributions to our stockholders.

In addition, as part of our overall portfolio risk management, we will analyze interest rate changes and prepayment trends separately and collectively to assess their effects on our portfolio of assets. In conducting our analysis, we will depend on certain assumptions based upon historical trends with respect to the relationship between interest rates and prepayments under normal market conditions. Recent dislocations in the mortgage market or other developments may change the way that prepayment trends respond to interest rate changes, which may adversely affect our ability to assess the market value of our portfolio of assets, implement our hedging strategies or implement techniques to reduce our prepayment rate volatility. If our estimates prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates or prepayments, we may incur losses that could materially and adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Any costs or delays involved in the completion of a foreclosure or liquidation of the underlying property may further reduce proceeds from the property and may increase the loss.

In the future, it is possible that we may find it necessary or desirable to foreclose on some, if not many, of the loans we acquire, and the foreclosure process may be lengthy and expensive. Borrowers may resist mortgage foreclosure actions by asserting numerous claims, counterclaims and defenses against us including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and force us into a modification of the loan or a favorable buy-out of the borrower’s position. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure may create a negative public perception of the related mortgaged property, resulting in a decrease in its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the completion of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss. Any such reductions could materially and adversely affect the value of the commercial loans in which we invest and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

Some of the mortgage loans we originate or acquire are secured by non-owner/user properties that may experience increased frequency of default and, when in default, the owners are more likely to abandon their properties, which could have a material and adverse effect on our business, results of operations and financial condition.

Some of the loans we originate or acquire have been, and in the future could be, made to borrowers who do not live in or operate a business on the mortgaged properties. These mortgage loans are secured by properties acquired by investors for rental income and capital appreciation and tend to default more than properties regularly occupied or used by the related borrowers. In a default, real property investors not occupying the mortgaged property may be more likely to abandon the related mortgaged property, increasing defaults and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

Some of the mortgage loans we originate or acquire are loans made to self-employed borrowers who have a higher risk of delinquency and default, which could have a material and adverse effect on our business, results of operations and financial condition.

Many of our borrowers are self-employed. Self-employed borrowers may be more likely to default on their mortgage loans than salaried or commissioned borrowers and generally have less predictable income. In addition, many self-employed borrowers are small business owners who may be personally liable for their business debt. Consequently, a higher number of self-employed borrowers may result in increased defaults on the mortgage loans we originate or acquire and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

We leverage our portfolio investments, which may adversely affect our return on our investments and may reduce cash available for distribution.

We leverage certain of our portfolio investments through borrowings under warehouse and repurchase agreements. Leverage can enhance our potential returns but can also exacerbate losses. Our percentage of leverage will vary depending on our ability to obtain financing. As of September 30, 2010, our portfolio was leveraged (as measured by the ratio of total liabilities to equity) approximately 0.89 to 1. Our return on our investments and cash available for distribution to our stockholders may be reduced if market conditions cause the cost of our financing to increase relative to the income that can be derived from the assets acquired, which could adversely affect the price of our common stock. In addition, our debt service payments will reduce cash flow available for distributions to stockholders. We may not be able to meet our debt service obligations. To the extent that we cannot meet our debt service obligations, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

We may not be able to successfully complete securitization transactions, which could limit potential sources of financing and could inhibit the growth of our business.

We may, to the extent consistent with the REIT requirements, seek to securitize certain of our portfolio investments to generate cash for funding new investments. This would involve creating a special-purpose vehicle, contributing a pool of our assets to the entity and selling interests in the entity on a non-recourse basis to purchasers. We would expect to retain all or a portion of the equity in the securitized pool of portfolio investments. We may use short-term facilities to finance the acquisition of securities until a sufficient quantity of securities had been accumulated, at which time we would refinance these facilities through securitization, such as a CMBS, or the private placement of loan participations or other long-term financing. If we were to employ this strategy, we would be subject to the risk that we would not be able to acquire, during the period that our short-term facilities are available, a sufficient amount of eligible securities to maximize the efficiency of a CMBS private placement issuance. We also would be subject to the risk that we would not be able to obtain short-term credit facilities or would not be able to renew any short-term credit facilities after they expire should we find it necessary to extend our short-term credit facilities to allow more time to seek and acquire the necessary eligible securities for a long-term financing. The inability to consummate securitizations of our portfolio to finance our investments on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could adversely affect our performance and our ability to grow our business. Additionally, the securitization of our portfolio might magnify our exposure to losses because any equity interest we retain in the issuing entity would be subordinate to the notes issued to investors and we would, therefore, absorb all of the losses sustained with respect to a securitized pool of assets before the owners of the notes experience any losses.

Downgrades of structured securities by the rating agencies are likely to continue through at least 2011. Large-scale downgrades and other factors have caused a liquidity crisis, as the downgrades have triggered forced sales of CMBS by structured investment vehicles, asset-backed commercial paper issuers and financial institutions. The inability to securitize our portfolio may have a material and adverse impact on our performance and our ability to grow our business. At the same time, the securitization of our portfolio investments might expose us to losses, as the residual portfolio investments in which we do not sell interests will tend to be riskier and more likely to generate losses.

We may not be able to finance our assets on a long-term basis on attractive terms or at all.

Dramatic declines in the commercial real estate markets have resulted in significant asset write-downs by financial institutions. Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including other financial institutions. If these conditions persist, more institutions may become insolvent or tighten their lending standards even further than they already have, which could make it more difficult for us to obtain financing on favorable terms or at all, in the event that we seek to use leverage to acquire our target assets and our other core assets. In addition, when we originate or acquire loans that we finance on a short-term basis with a view to securitization or other long-term financing, we bear the risk of being unable to securitize the assets or otherwise finance them on a long-term basis at attractive prices or in a timely matter, or at all.

Our inability to obtain financing or to refinance or extend the maturity of any future indebtedness on favorable terms could have a material impact on our liquidity, profitability, ability to pay future dividends and ability to maintain our REIT status. Some of our assets securing these obligations may be illiquid and this lack of liquidity could significantly impede our ability to realize the value at which such assets are being carried if we are required to sell them to satisfy debt maturities.

We may use derivative instruments, which could subject us to increased risk of loss.

Subject to maintaining our qualification as a REIT, we may use derivative instruments to help manage interest rate exposure. The prices of derivative instruments, including futures and options, are highly volatile. Payments made pursuant to swap agreements may also be highly volatile. In addition, our derivative instruments are subject to the risk of the failure of the exchanges on which our positions trade or of our clearinghouses or counterparties. Our option transactions may be part of a hedging strategy (i.e., offsetting the risk involved in another securities position) or a form of leverage, in which we will have the right to benefit from price movements in a large number of securities with a small commitment of capital. These activities involve risks that can be substantial, depending on the circumstances.

We may invest in subordinated securities, which could subject us to greater risk of losses.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the issuing trust, and then by the “first loss” subordinated security holder and then by the “second loss” mezzanine holder. In the event of default and the exhaustion of any classes of securities junior to those which we may acquire, if there is any further loss, we will not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related ABS, CMBS or RMBS, the securities which we may acquire may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to us and may be in excess of our underwriting assumptions.

We may be subject to lender liability claims, and if we are held liable under such claims, we could be subject to losses.

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We cannot assure prospective investors that such claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

Our portfolio of assets may at times be concentrated in certain property types or secured by properties concentrated in a limited number of geographic areas, which increases our exposure to economic downturn with respect to those property types or geographic locations.

We are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our Board of Directors. Therefore, our portfolio of assets may, at times, be concentrated in certain property types that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations. See “Business — Investment Guidelines.”

Our SBCRE loans remain concentrated in California, Florida and Texas with approximately 28.9%, 9.2% and 8.5%, respectively, of our SBCRE loans as of September 30, 2010 secured by collateral and made to borrowers in those states. Continued deterioration of economic conditions in these or in any other state in which we have a significant concentration of borrowers could have a material and adverse effect on our business by reducing demand for new financings, limiting the ability of customers to repay existing loans and impairing the value of our real estate collateral and real estate owned properties. For example, the real estate market in South Florida has experienced a significant downturn which had an adverse impact on the collateral securing our loans in these areas.

To the extent that our portfolio is concentrated in any region, or by type of property, downturns relating generally to such region, type of borrower or security may result in defaults on a number of our assets within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our stockholders.

We may be exposed to environmental liabilities with respect to properties to which we take title, which may in turn decrease the value of the underlying properties.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected. In addition, an owner or operator of real property may become liable under various federal, state and local laws, for the costs of removal of certain hazardous substances released on its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage-related assets held by us.

Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our investments may be rated by Moody’s Investors Service, Standard & Poor’s or Fitch Ratings. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. Rating agencies may assign a lower than expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future. In addition, we may acquire assets with no rating or with below investment grade ratings. If the rating agencies take adverse action with respect to the rating of our investments or if our unrated assets are illiquid, the value of these investments could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

Insurance on collateral underlying mortgage loans and real estate securities may not cover all losses.

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property. Uninsured losses may also reduce the value of the underlying property. Any uninsured loss could result in the loss of cash flow from, and the asset value of, the affected property.

Our due diligence of potential investments may not reveal all of the liabilities associated with such investments and may not reveal other weaknesses in our investments, which could lead to investment losses.

Before making an investment, we will assess the strengths and weaknesses of the originators, borrowers and the underlying property values, as well as other factors and characteristics that are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we will rely on resources available to us and, in some cases, an investigation by third parties. There can be no assurance that our due diligence process will uncover all relevant facts or that any investment will be successful.

Our allowance for loan losses increased substantially during the past year, and we may be required to make further increases in our allowance for loan losses and to charge off additional loans in the future.

Our allowance for loan losses increased substantially during 2009 and 2010 as a result of the increase in delinquent loans in the portfolio. As of September 30, 2010, our allowance for loan losses was $3.4 million, an increase of $0.8 million, compared to $2.6 million at December 31, 2009, and $0.9 million at December 31, 2008. Our provision for loan losses was approximately $1.6 million for the nine months ended September 30, 2010, compared to $2.7 million and $0.9 million for the year ended December 31, 2009 and 2008, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition.” If current adverse trends in real estate markets and the economy continue, we may experience further elevated levels of nonaccrual loans and credit losses. As a result, we may be required to make further increases in our allowance for loan losses and to charge off additional loans in the future, which could have a material and adverse effect on our business, results of operations and financial position.

We will utilize analytical models and data in connection with the valuation of our investments, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.

Given the complexity of our investments and strategies, we must rely heavily on analytical models (both proprietary models developed by us and those supplied by third parties) and information and data (both generated by us and supplied by third parties). Models and data will be used to value investments or potential investments and also in connection with hedging our investments. When models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on models and data, especially valuation models, we may decide to buy certain investments at prices that are too high, to sell certain other investments at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging based on faulty models and data may prove to be unsuccessful. Furthermore, any valuations of our investments that are based on valuation models may prove to be incorrect.

Some of the analytical models we use, such as mortgage prepayment models or mortgage default models, are predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses on a cash flow and/or a mark-to-market basis. In addition, the predictive models used by us may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain investments than actual market prices. Predictive models are usually constructed based on historical data supplied by third parties; the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data and the ability of these historical models to accurately reflect future periods.

In certain cases we may not control the special servicing of the mortgage loans included in the securities in which we may invest in and, in such cases, the special servicer may take actions that could adversely affect our interests.

With respect to the securities in which we invest, overall control over the special servicing of the related underlying mortgage loans will be held by a directing certificate holder, which is appointed by the holders of the most subordinate class of securities in such series. When we acquire investment-grade classes of existing series of securities originally rated AAA, we will not have the right to appoint the directing certificate holder. In these cases, in connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions with respect to the specially serviced mortgage loans that could adversely affect our interests.

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which could harm our earnings.

We have sold and, on occasion, we may sell some of our loans in the secondary market or as a part of a securitization of a portfolio of our loans. When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. Our mortgage loan sale agreements may require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. Likewise, we may be required to repurchase or substitute loans if we breach a representation or warranty in connection with our securitizations, if any.

The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker or correspondent. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the sellers. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the UPB. Significant repurchase activity could harm our cash flow, results of operations, financial condition and business prospects.

Some of our portfolio assets may be recorded at fair value as estimated by management and may not reflect the price we could realize upon disposal.

Some of our portfolio assets may be in the form of securities or loans that are not publicly traded. The fair value of securities and other assets that are not publicly traded is not readily determinable. Depending on whether these securities and other investments are classified as available-for-sale or held-to-maturity, we will value certain of these investments at fair value, as determined in accordance with Accounting Standards Codification™, or ASC, 820 — Fair Value Measurements, which may include unobservable inputs. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our results of operations and the value of our common stock could be adversely affected if our determinations regarding the fair value of these assets are materially higher than the values that we ultimately realize upon their disposal. The valuation process has been particularly challenging recently as market events have made valuations of certain assets more difficult, unpredictable and volatile.

Risks Related to Sources of Financing

Failure to procure adequate funding and capital would adversely affect our results of operations and may, in turn, negatively affect the value of our common stock and our ability to distribute dividends.

We depend upon the availability of adequate funding and capital for our operations. To qualify and maintain our status as a REIT, we are required to distribute at least 90% of our REIT taxable income annually, determined without regard to the deduction for dividends paid and excluding net capital gain, to our stockholders and therefore are not able to retain our earnings for new investments (excluding earnings generated by our taxable REIT subsidiary). We cannot assure you that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us. In the event that we cannot obtain sufficient funding and capital on acceptable terms, there may be a negative impact on the value of our common stock and our ability to make distributions, and you may lose part or all of your investment.

We may be unable to negotiate favorable terms and conditions on future financing arrangements or successfully renew our existing financing arrangements, which may negatively impact our available liquidity, financial condition and results of operation.

The terms and conditions of each financing arrangement are negotiated on a transaction-by-transaction basis. Key terms and conditions of each transaction include interest rates, maturity dates, asset pricing procedures and margin requirements. We cannot assure you that we will be able to continue to negotiate favorable terms and conditions on our future financing arrangements, obtain new financing if needed in the future or successfully renew our existing financing arrangements. Also, during periods of market illiquidity or due to perceived credit quality deterioration of the collateral pledged, a lender may require that less favorable asset pricing procedures be employed or the margin requirement be increased. A possible market development, such as a sharp rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of loans may reduce the market value of our portfolio, which may cause our lenders to require additional collateral. Under these conditions, we may need to sell assets to improve our ability to pledge sufficient collateral to support our remaining borrowings. Such sales may be at disadvantageous times, which could materially and adversely affect our business, results of operations and financial condition.

If the lending institution under our repurchase agreement defaults on its obligation to resell the underlying mortgage loan or security back to us at the end of the agreement term, we will lose money on our repurchase transactions.

When we engage in repurchase transactions, we will generally sell mortgage loans or securities to lenders (i.e., repurchase agreement counterparties) and receive cash from the lenders. The lenders will be obligated to resell the same mortgage loans or securities back to us at the end of the term of the transaction. Because the cash we will receive from the lender when we initially sell the mortgage loans or securities to the lender is less than the value of those mortgage loans or securities (the difference is known as the haircut), if the lender defaults on its obligation to resell the same mortgage loans or securities back to us we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the mortgage loans or securities). Any losses we incur on our repurchase transactions could adversely affect our earnings and thus our cash available for distribution to our stockholders.

Our repurchase agreement may give our lender greater rights in the event that we or our lender files for bankruptcy.

Borrowings under our repurchase agreement may qualify for special treatment under the bankruptcy code, giving our lender the ability to avoid the automatic stay provisions of the bankruptcy code and to take possession of and liquidate collateral under our repurchase agreement without delay if we file for bankruptcy. Furthermore, the special treatment of repurchase agreements under the bankruptcy code may make it difficult for us to recover our pledged assets under our repurchase agreement in the event that our lender files for bankruptcy. Thus, the use of a repurchase agreement exposes our pledged assets to increased risk in the event we, or our lender, files for bankruptcy.

We may be required to maintain certain levels of collateral or provide additional collateral to lenders under our financing agreements, which may restrict us from leveraging our assets as fully as desired, resulting in potentially lower returns.

We currently finance our originations and investments in SBCRE using a warehouse facility, which is our short-term revolving credit facility secured by our underlying mortgage loans, and a liquidating repurchase agreement, which is our credit facility under which we receive cash from the lender in exchange for loans we originate and a commitment to repurchase the loans from the lender in the future. Under our revolving warehouse facility and liquidating repurchase agreement, the amount of available financing on our SBCRE loan portfolio is reduced based on the delinquency performance of the individual loans pledged to each facility. Under our revolving warehouse facility, if the delinquency in our loan portfolio increases beyond certain levels, we may be required to pledge additional collateral, pay down a portion of the outstanding balance of the loan or liquidate assets at a disadvantageous time to avoid violating certain financial covenants contained therein.

Under our liquidating repurchase agreement, the lender can determine the amount of indebtedness that may be incurred under the facility at any time pursuant to the terms and conditions of the agreement. If the delinquency rate of the SBCRE loans pledged or sold by us to a funding source has increased, or the value of such property decreases, we may be required by the lender to provide additional collateral or pay down a portion of the funds advanced on minimal notice. Posting additional collateral will reduce our liquidity and limit our ability to leverage our assets, which could adversely affect our business. Additionally, we may be required to liquidate assets at a disadvantageous time, which could cause us to incur further losses and adversely affect our results of operations and financial condition, which may impair our ability to maintain our current level of distributions.

During 2009 and into 2010, as a result of increased delinquency on our existing SBCRE loan portfolio, we were required to pay down a portion of the financing on the loans that became delinquent. In the event we do not have sufficient liquidity to pay down the financing when loan performance deteriorates, lending institutions can accelerate our indebtedness, increase our borrowing rates, liquidate our collateral and terminate our ability to borrow.

Further, our revolving warehouse facility and liquidating repurchase agreement contain various financial and other restrictive covenants, including covenants that require us to maintain a certain amount of cash that is not invested or to set aside non-levered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these collateral obligations, as described above, our financial condition could deteriorate rapidly. In addition, if we fail to satisfy any of the financial or other restrictive covenants, or otherwise default under our revolving warehouse facility or liquidating repurchase agreement, the lenders have the right to accelerate repayment and terminate the facilities. Accelerating repayment and terminating the facilities would require immediate repayment by us of the borrowed funds, which may require us to liquidate assets at a disadvantageous time, causing us to incur further losses and adversely affecting our results of operations and financial condition, which may impair our ability to maintain our current level of distributions.

We may change our financing strategy or leverage policies without notice or stockholder consent, which may adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

We currently expect to incur leverage that would not exceed, on a debt-to-equity basis, a 4 to 1 ratio. However, our Board of Directors may change our financing strategy or leverage policy without notice or stockholder consent. Any such change could result in an increase in the amount of leverage we employ, which may increase our exposure to interest rate risks and the risk of a mismatch in the maturities of our assets and liabilities. Changes to our strategies with regards to the foregoing could materially and adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Interest rate fluctuations could negatively impact our net interest income, cash flows and the market value of our investments.

Our primary interest rate exposures will relate to the yield on our investments and the financing cost of our debt, as well as interest rate swaps we may utilize for hedging purposes. Changes in interest rates will affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also may affect our ability to invest in assets, the value of our investments and our ability to realize gains from the disposition of assets. Changes in interest rates may also affect borrower default rates if a significant percentage of borrowers have mortgages that reset to a substantially higher interest rate and are unable to make their new monthly payments as obligated under the terms of the mortgage loan.

While the interest rates used to calculate interest expense on our financing lines are subject to floors to the extent that our financing costs will be determined by reference to floating rates (such as LIBOR or a Treasury index) plus a margin, the amount of such margin will depend on a variety of factors, including, without limitation, (i) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (ii) the level and movement of interest rates and (iii) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating rate debt would increase, and it is possible that any additional interest income we earn on our floating rate investments may not compensate for such increase in interest expense. Furthermore, during a period of rising interest rates, the interest income we earn on our fixed rate investments would not change, the duration and weighted average life of our fixed rate investments would increase and the market value of our fixed rate investments would decrease. Similarly, in a period of declining interest rates, the interest income generated on floating rate investments would decrease, while any decrease in the interest we are charged on our floating rate debt may not compensate for such decrease in interest income and interest we are charged on our fixed rate debt would not change. Any such scenario could materially and adversely affect or business, results of operations and financial condition.

Interest rate mismatches between our loans and our borrowings used to fund our portfolio may reduce our income during periods of changing interest rates.

We fund our loan portfolio with borrowings that have interest rates based on indices and repricing terms similar to, but of shorter maturities than, the interest rate indices and repricing terms of our loans. Accordingly, if short-term interest rates increase, this may adversely affect our profitability.

The majority of our loan portfolio is comprised of adjustable rate mortgages, or ARMs. The interest rate indices and re-pricing terms of the loans and their funding sources will not be identical, thereby creating an interest rate mismatch between our assets and liabilities. There have been periods when the spread between these indices was volatile. During periods of changing interest rates, these mismatches could reduce our net income, dividend yield and the market price of our stock. At September 30, 2010, approximately 58.5% of our loans were ARMs, and approximately 87.1% are subject to interest rate floors.

Interest rate caps on our ARMs may reduce our income or cause us to suffer a loss during periods of rising interest rates.

Our ARMs are subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a loan. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while interest rate caps would limit the interest rates on our ARMs. This problem is magnified for our ARMs that are not fully indexed. Further, some ARMs may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we could receive less cash income on ARMs than we need to pay interest on our related borrowings. These factors could lower our net interest income or cause us to suffer a loss during periods of rising interest rates.

Our existing and future credit facilities and any debt securities we may issue restrict our operations and expose us to additional risk.

Our existing and future credit facilities (including term facilities, revolving credit facilities and warehouse facilities) and any debt securities we may issue in the future are or will be governed by a credit agreement, indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. We will bear the cost of issuing and servicing such credit facilities or securities. Lenders under our existing credit facilities have specific rights, including but not limited to, the right to review assets for which we are seeking financing, the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under the credit facility, the right to restrict dividend payments and the right to approve the sale of assets. Such restrictive covenants and operating restrictions could have a material adverse effect on our operating results, cause us to lose our REIT status, restrict our ability to finance or securitize new originations and acquisitions, force us to liquidate collateral and negatively affect the market price of our common stock and our ability to pay dividends. As of September 30, 2010, our outstanding borrowings under our current credit facilities was $59.5 million. Lenders under any future credit facilities or holders of debt securities may also obtain similar rights to those described above that could also have a material adverse effect on our operating results, cause us to lose our REIT status, restrict our ability to finance or securitize new originations or acquisitions, force us to liquidate collateral and negatively affect the market price of our common stock and our ability to pay dividends.

Hedging against interest rate exposure may not be successful in mitigating our risk associated with interest rates and may adversely affect our earnings, which could adversely affect cash available for distributions to our stockholders.

Subject to compliance with the requirements to qualify as a REIT, we may engage in certain hedging transactions to limit our exposure to changes in interest rates, and therefore we may be exposed to risks associated with such transactions. If we engage in hedging activity from time to time, we may use various derivative financial instruments to provide a level of protection against interest rate risks, although no hedging strategy can protect us completely. Additionally, from time to time, we may enter into hedging transactions in connection with our holdings of loans with respect to one or more of our assets or liabilities. We may utilize instruments such as interest rate swaps, caps, collars and floors and Eurobond and United States Treasury futures to seek to hedge the interest rate risk associated with our portfolio. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time and may differ from our currently anticipated hedging strategy. Hedging transactions limit the opportunity for gain if the values of the portfolio positions should increase. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses.

Risks Related to This Offering

There is currently no public market for our common stock and an active trading market for our common stock may never develop following this offering.

Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or be sustained, which may affect your ability to sell your common stock and could depress the market price of your common stock. We have applied to have our common stock listed on the NYSE under the symbol “VCC.” There can be no assurance that our listing application will be accepted by the NYSE. Listing on the NYSE would not ensure that an actual market will develop for our common stock. As a result, no assurances can be given that you will be able to readily sell your common stock at a price equal to or above the price you paid.

The trading and price of our common stock may be volatile and could decline substantially following this offering.

The initial public offering price will be determined through negotiations between us and the representative of the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. Further, the stock markets, including the NYSE, have experienced significant price and volume fluctuations. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus, and others such as:

•	our operating performance and the performance of other similar companies;

•	actual or anticipated changes in our business strategy prospects;

•	actual or anticipated valuations in our quarterly operating results or dividends;

•	changes in our earnings estimates;

•	publication of research reports about the real estate industry;

•	equity issuances by us, or stock resales by our stockholders, or the perception that such issuances or resales could occur;

•	the passage of legislation or other regulatory developments that adversely affect us or the assets in which we seek to invest;

•	the use of significant leverage to finance our assets;

•	changes in market valuations of similar companies;

•	actions by our stockholders;

•	the realization of any other risk factor in this prospectus; and

•	general economic conditions.

If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our share price relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to stockholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our common stock. For instance, if market rates rise without an increase in our distribution rate, the market price of our common stock could decrease as potential investors may require a higher distribution yield on our common stock or seek other securities paying higher distributions or interest.

We have not established a minimum distribution payment level.

We have not established a minimum distribution payment level. Our Board of Directors has the sole discretion to determine the timing, form and amount of any distributions to our stockholders, and such determination will depend upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our Board of Directors may deem relevant from time to time. As a result, no assurances can be given that we will establish a minimum distribution payment level in the future, or even if a minimum distribution payment level is established, that it will ever increase or be maintained over time, any of which could materially and adversely affect the market price of our common stock.

We cannot assure you of our ability to make distributions in the future and we may have to sell assets or use the proceeds from this offering to fund such distributions which would reduce the amount of cash we have available for investing and other purposes.

Our ability to make distributions to our stockholders in the future may be adversely affected by the risk factors described in this prospectus. Among the factors that could impair our ability to make distributions to our stockholders in the future are:

•	Our inability to invest the proceeds of this offering;

•	Our inability to earn risk-adjusted returns on our future investments;

•	Unanticipated expenses that reduce our cash flow or noncash earnings;

•	Defaults in our investment portfolio or decreases in its value; and

•	The fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

Although we do not currently intend to do so, until our portfolio of assets generates sufficient income and cash flow, we could be required to sell assets, borrow funds or make a portion of our future distributions in the form of a taxable stock distribution or distribution of debt securities. To the extent that we are required to sell assets in adverse market conditions or borrow funds at unfavorable rates to make distributions, our results of operations could be materially and adversely affected. In addition, although we do not currently expect to use the proceeds from this offering to make distributions to our stockholders, we could be required to utilize the net proceeds of this offering to fund our quarterly distributions, which would reduce the amount of cash we have available for investing and other purposes. As a result, no assurance can be given that we will be able to make distributions to our stockholders at any time in the future or that the level of any distributions we do make to our stockholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of our common stock.

Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if issued, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, would likely have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of any future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Future sales of shares of our common stock, including by our existing stockholders, could depress the market price of our shares.

We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the value of our common stock. Sales of these shares by our existing stockholders, or the perception that such sales could occur, may cause the trading price of our common stock to decrease or be lower than it might be in the absence of those sales or perceptions.

As of the date of this prospectus, Snow Phipps, certain members of our management and our other existing stockholders collectively own approximately     % of our outstanding shares of common stock, or              shares, and have currently exercisable warrants to acquire an additional              shares of our common stock. These shares and the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, in connection with this offering we intend to enter into a stockholders agreement with Snow Phipps and certain members of our management and directors which, among other things, will give Snow Phipps and its affiliates the right to cause us to file registration statements under the Securities Act covering their shares of our common stock, or to include the shares of common stock held by Snow Phipps and such individuals in registration statements that we may file. If we were to include common stock held by Snow Phipps and such individuals in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell common stock.

You should not rely on lock-up agreements in connection with this offering to limit the amount of common stock sold into the market.

Snow Phipps and certain members of our management and directors have generally agreed, for a period of        days after the date of this prospectus, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock without the prior consent of the joint book-running managers. However, the joint book-running managers may, at any time, release all or a portion of the securities subject to these lock-up agreements. See “Underwriting.” If the restrictions under the lock-up agreements with the persons or entities subject to the lock-up agreements are waived or terminated, or upon expiration of the lock-up periods, approximately              shares will be available for sale into the market, subject only to applicable securities rules and regulations. These sales or a perception that these sales may occur could reduce the market price for our common stock.

Risks Related to Our Organization and Structure

Loss of our exemption from regulation under the 1940 Act would negatively affect the value of our common stock and our ability to distribute cash to our stockholders.

We have operated and intend to continue to operate our business so as to be exempt from registration under the 1940 Act because we are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” Specifically, we intend to invest so that at least 75% of the assets that we own consist of qualifying mortgages and other liens and interests in real estate, which are collectively referred to as “qualifying real estate assets.” If we fail to qualify for this exemption, we could be required to restructure our activities in a manner that, or at a time when, we would not otherwise choose to do so, which could negatively affect the value of our common stock and our ability to distribute dividends. For example, if the market value of our investments that are not qualifying real estate assets or real estate related assets, were to increase by an amount that resulted in less than 80% of our assets being in qualifying real estate assets or real estate related assets, we might have to sell assets in order to maintain our exemption from the 1940 Act. The sale could occur during adverse market conditions, and we could be forced to accept a price below that which we believe is acceptable.

Snow Phipps will own a substantial amount of our outstanding common stock following the closing of this offering and will have the ability to substantially influence us.

Following the closing of this offering, Snow Phipps will beneficially own approximately     % of our outstanding common stock. Accordingly, Snow Phipps will have sufficient voting power to substantially influence the outcome of all matters submitted for stockholder approval. Such matters may include the election of our directors, the amendment of our charter and any merger, consolidation or sale of all or substantially all of our assets. As a result of such control, Snow Phipps will have the ability to influence our management, affairs and transactions in a manner that you may not agree with or that you may not consider is in the best interests of all of our stockholders.

In addition, pursuant to a stockholders agreement we intend to enter into with Snow Phipps in connection with this offering, Snow Phipps will have the right to designate certain persons as nominees for election as directors. Specifically, for so long as Snow Phipps and its affiliates continue to hold: (1) at least 30% of our outstanding common stock, it will have the right to designate four of seven director nominees; (2) less than 30% but at least 20% of our outstanding common stock, it will have the right to designate three of seven director nominees; (3) less than 20% but at least 10% of our outstanding common stock, it will have the right to designate two of seven director nominees; and (4) less than 10% but at least 5% of our outstanding common stock, it will have the right to designate one of seven director nominee. As a result, Snow Phipps may be in a position to exercise significant influence over us, our Board of Directors and our management, affairs and transactions in a manner than you may not agree with or that you may not consider is in the best interest of all of our stockholders. In addition, the degree of control on our Board of Directors held by Snow Phipps may be greater than their proportionate ownership of our common stock.

Our charter provides that our directors who are affiliates of Snow Phipps may engage in similar activities and lines of business as us, which may result in competition between us and Snow Phipps or another Snow Phipps portfolio company for certain corporate opportunities.

Our charter provides that our directors who are also employees or affiliates of Snow Phipps may engage in similar activities or lines of business as us. Our charter provides that no Snow Phipps employees or affiliates, including those persons who are also our directors, have any obligation to refrain from (1) engaging directly or indirectly in the same or similar business activities or lines of business as us or developing or marketing any products or services that compete, directly or indirectly, with us, (2) investing or owning any interest in, or developing a business relationship with, any person or entity engaged in the same or similar business activities or lines of business as, or otherwise in competition with, us or (3) doing business with any of our clients or customers. In addition, our charter provides that we have waived any interest or expectancy in any business or other opportunity that becomes known to a director of ours who is also a Snow Phipps employee or affiliate unless the opportunity becomes known to that individual solely in his or her capacity as our director. As a result, certain of our directors who are also Snow Phipps employees or affiliates may compete with us for business and other opportunities, which may not be in the interest of all of our stockholders.

Our charter and bylaws contain provisions that may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our common stock may be lower as a result.

Our charter and bylaws contain provisions that may have an anti-takeover effect and inhibit a change in our Board of Directors. There are ownership limits and other restrictions on transferability and ownership of our stock in our charter. In order to qualify as a REIT for each taxable year after 2011, not more than 50% of the value of our outstanding stock may be owned, directly or constructively, by five or fewer individuals (as defined under the Internal Revenue Code to include natural persons and certain entities) during the second half of any calendar year and our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. To assist us in qualifying as a REIT, ownership of our stock by any person is generally limited to 9.8% of the value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock and 9.8% in value of the outstanding shares of all classes and series of our stock, unless an exemption is granted by our Board of Directors in its sole discretion. Our Board of Directors has granted an exemption from the ownership limit to Snow Phipps, together with its affiliates. The exemption allows Snow Phipps, together with its affiliates, to own collectively up to the greater of     % of our outstanding common stock or              shares of our common stock. See “Description of Securities — Restrictions on Ownership and Transfer.”

This ownership limit may:

•

Discourage a tender offer or other transactions or a change in the composition of our Board of Directors that might involve a premium price for our shares or otherwise be in the best interests of our stockholders; or

•	Result in shares issued or transferred in violation of such restriction being automatically transferred to a trust for a charitable beneficiary and thereby resulting in a forfeiture of such shares.

Our charter permits our Board of Directors to authorize us to issue shares of common stock or preferred stock with terms that may discourage a third party from acquiring us. Our charter permits our Board of Directors to amend our charter, without approval of our stockholders, to increase the total number of authorized shares of stock or the number of shares of any class or series, and to cause the issuance of common stock or preferred stock having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption as determined by our Board of Directors. Thus, our Board of Directors could authorize the issuance of a class or series of common stock or preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares.

Our charter and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change in control of us or the removal of existing directors and, as a result, could prevent our stockholders from being paid a premium for their common stock over the then-prevailing market price. See “Certain Provisions of the Maryland General Corporation Law and our Charter and Bylaws.”

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	Actual receipt of an improper benefit or profit in money, property or services; or

•	Active and deliberate dishonesty by the director or officer that was established by a final judgment and was material to the cause of action adjudicated.

We have entered into indemnification agreements with our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law. In addition, our charter and bylaws obligate us to indemnify our present and former directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law and advance expenses to them, subject to reimbursement if it is subsequently determined that indemnification is not permitted and without a preliminary determination of their ultimate entitlement to indemnification. See “Certain Provisions of the Maryland General Corporation Law and our Charter and Bylaws — Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses.”

Certain provisions of Maryland law could inhibit changes in control, which may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change of control of us under the circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then current market price.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

•

“business combination” provisions that, subject to certain exceptions, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special stockholder approval and other requirements on these combinations;

•

“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all shares held by the acquirer, our officers and our directors who are also employees; and

•

the “unsolicited takeover” provisions of the MGCL that permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, some of which we do not currently have (for example, a classified board).

We have elected to opt out of the business combination and control share provisions of the MGCL, in the case of the business combination provisions of the MGCL, by resolution of our Board of Directors, and in the case of the control share provisions of the MGCL, pursuant to a provision in our bylaws. We have not elected to be subject to any of the unsolicited takeover provisions of the MGCL. However, our Board of Directors may by resolution elect to repeal the foregoing opt-out from the business combination provisions of the MGCL or authorize us to elect to be subject to any or all of the unsolicited takeover provisions of the MGCL, and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future. If these provisions were to become applicable to us, they could have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current market price.

Tax Risks

Complying with REIT requirements may force us to liquidate otherwise attractive investments; furthermore, complying with REIT requirements may restrict our ability to modify certain loans we acquire at a discount.

To qualify as a REIT, we must comply with several tests regarding the nature and composition of our assets, including that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, shares in REITs and other qualifying real estate assets, including certain mortgage loans and certain kinds of MBS. See “Certain United States Federal Income Tax Considerations — Asset Tests” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments from our portfolio. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Failure to qualify as a REIT would subject us to corporate income tax, which could adversely affect the value of the shares of our common stock and would reduce the cash available for distribution to our stockholders.

We operate in a manner that is intended to cause us to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. We do not intend to request a ruling from the Internal Revenue Service, or IRS, as to our REIT qualification.

Our ability to satisfy the asset tests depends upon the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Although we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year.

If we fail to qualify as a REIT in any calendar year, we would be required to pay federal and possibly state income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Further, if we fail to qualify as a REIT, we might need to borrow money or sell assets in order to pay any resulting tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT was subject to relief under federal tax laws, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Rapid changes in the values of real estate-related assets we may own may make it more difficult for us to maintain our qualification as a REIT or exclusion from regulation under the 1940 Act, which may cause us to change our mix of portfolio investments, which may not produce optimal returns consistent with our investment strategy.

If the market value or income potential of any real estate-related assets we may own declines as a result of increased interest rates, credit events or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exclusion from regulation under the 1940 Act. If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated if the assets that we need to sell to comply with the requirements for qualification as a REIT or to qualify for an exclusion from regulations under the 1940 Act have no pre-existing trading market and cannot easily be sold. To the extent that the assets we need to sell are composed of subordinated MBS, individually-negotiated loans, loan participations or mezzanine loans for which there is no established trading market, we may have difficulty selling such investments quickly for their fair value. Accordingly, we may have to make investment decisions that we otherwise would not make absent the REIT and 1940 Act considerations.

REIT distribution requirements could adversely affect our ability to execute our business plan and may require us to distribute proceeds from this offering, incur debt, sell assets or take other actions to make such distributions.

To qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our REIT taxable income (including certain items of noncash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to United States federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under United States federal income tax laws. We intend to distribute our net taxable income to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax.

In addition, distributions we make to our stockholders will generally be taxable to our stockholders as ordinary income. However, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to capital gain income recognized by us or may constitute a return of capital to the extent that they exceed our earnings and profits as determined for tax purposes. A return of capital is generally not taxable, but has the effect of reducing the adjusted basis of a stockholder’s investment in our common stock. To the extent a distribution exceeds a stockholder’s adjusted basis in our common stock, it will be taxed as capital gain recognized on a sale or exchange.

Our taxable income may substantially exceed available cash flow. For example, we may invest in assets, including debt instruments requiring us to accrue original issue discount or recognize market discount income, which generates taxable income in excess of economic income or in advance of the corresponding cash flow from the assets (referred to as phantom income). We may also acquire distressed debt investments that are subsequently modified by agreement with the borrower. If amendments to the outstanding debt are “significant modifications” under applicable Treasury Regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower, with gain recognized by us to the extent that the principal amount of the modified debt exceeds our cost of purchasing it prior to modification. We may also generate phantom income if we receive property in a foreclosure and the value of the property exceeds the tax basis for the debt. Finally, we may be required under the terms of the indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect that we will recognize income, but will not have a corresponding amount of cash available for distribution to our stockholders.

As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In such circumstances, we may be required to (1) sell assets in adverse market conditions, (2) borrow on unfavorable terms, (3) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, (4) make a taxable distribution of our shares of common stock as part of a distribution in which stockholders may elect to receive shares of common stock or cash or (5) distribute proceeds of this offering. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Characterization of the repurchase agreements we enter into to finance our investments as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

We have entered into and anticipate entering into repurchase agreements with a variety of counterparties to achieve our desired amount of leverage for the assets in which we intend to invest. When we enter into a repurchase agreement, we generally sell assets to our counterparty and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for United States federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions, notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT.

The “taxable mortgage pool” rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools for United States federal income tax purposes. As a result, we could have “excess inclusion income.” Certain categories of stockholders, such as non United States stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any such excess inclusion income. In addition, to the extent that our common stock is owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of any excess inclusion income. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

In the future, we may choose to pay dividends in our own stock, in which case you may be required to pay income taxes in excess of the cash dividends you receive.

A recent IRS revenue procedure allows us to satisfy the REIT income distribution requirements with respect to our 2011 taxable year by distributing up to 90% of our dividends in the form of common stock rather than cash, so long as we follow a process allowing our stockholders to elect cash or stock, subject to a cap that we impose on the maximum amount of cash that will be paid. We reserve the right to utilize this procedure in the future. In the event that we pay a portion of a dividend in common stock, taxable United States stockholders would be required to pay tax on the entire amount of the dividend, including the portion paid in common stock. Taxable United States stockholders may have to use cash from other sources to pay the tax on the dividend. If a United States stockholder sells the common stock it receives as a dividend in order to pay this tax, the sales proceeds may be less that the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, in the case of non United States stockholders, we may be required to withhold United States tax with respect to such dividend, including in respect of all or a portion of such dividend that is payable in common stock. In addition, if a significant number of our stockholders sell common stock in order to pay taxes owed on a dividend, such sales could put downward pressure on the market price of our common stock.

Although the revenue procedure applies only to taxable dividends payable by us in cash or stock with respect to our 2011 taxable year, it is unclear whether and to what extent we will be able to pay taxable dividends in cash and stock in later years. Moreover, various aspects of such a taxable cash/stock dividend are uncertain and have not yet been addressed by the IRS. No assurances can be given that the IRS will not impose additional requirements in the future with respect to taxable cash/stock dividends, including on a retroactive basis, or assert that the requirements for such taxable cash/stock dividends have not been met.

Our ability to utilize taxable REIT subsidiaries will be limited by our intention to qualify as a REIT and our transactions with our TRSs will cause us to be subject to a 100% excise tax on certain income or deductions if those transactions are not conducted on arm’s length terms.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay federal, state and local income tax at regular corporate rates on any income it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Any domestic TRS will pay federal, state and local income tax on its taxable income, and its after-tax net income is available for distribution to us but is not required to be distributed to us. We anticipate that the aggregate value of the TRS stock and securities owned by us will continue to be significantly less than 25% of the value of our total assets (including the TRS stock and securities). Furthermore, we will monitor the value of our investments in TRSs for the purpose of ensuring compliance with the rule that no more than 25% of the value of our assets may consist of TRS stock and securities (which is applied at the end of each calendar quarter). In addition, we will scrutinize all of our transactions with TRSs for the purpose of ensuring that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. No assurance, however, can be given that we will be able to comply with the 25% limitation on ownership of TRS stock and securities on an ongoing basis so as to maintain our REIT qualification or avoid application of the 100% excise tax imposed on certain non-arm’s-length transactions.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets. Under these provisions, any income that we generate from transactions intended to hedge our interest rate exposure will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. See “Certain United States Federal Income Tax Considerations — Income Tests — Hedging Transactions.” As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or we might assume greater exposure to risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses recognized by our TRS will generally not provide any tax benefit to us, although such losses may be carried forward to offset future taxable income of the TRS.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our stock.

Legislation enacted in 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by taxpayers taxed at individual rates on dividends received from a regular C corporation through December 31, 2010. This reduced tax rate, however, will not apply to dividends paid by a REIT on its stock, except for certain limited amounts. While the earnings of a REIT that are distributed to its stockholders generally will still be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its stockholders net of corporate-level income tax, this legislation could cause taxpayers taxed at individual rates to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the investor’s other ordinary income. We cannot predict what effect, if any, this legislation may have on the value of the stock of REITs in general or on the value of our common stock in particular, either in terms of price or relative to other investments. If we make distributions in excess of our current and accumulated earnings and profits, those distributions will be treated as a return of capital, which will reduce the adjusted basis of your stock, and to the extent such distributions exceed your adjusted basis, you may recognize a capital gain.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for United States federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans held as inventory or primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans as inventory for United States federal income tax purposes. Therefore, to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans, other than through a TRS, and we may be required to limit the structures we use for our securitization transactions, even though such sales or structures might otherwise be beneficial for us.

Distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (2) we are a “pension-held REIT,” (3) a tax-exempt stockholder has incurred debt to purchase or hold our common stock or (4) the residual real estate mortgage investment conduit, or REMIC, interests we buy generate “excess inclusion income,” then a portion of the distributions to and, in the case of a stockholder described in clause (3), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to United States federal income tax as unrelated business taxable income under the Internal Revenue Code. See “Certain United States Federal Income Tax Considerations — Our Taxation as a REIT — Taxable Mortgage Pools and REMICs.”

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax laws, regulations or administrative interpretations, or any amendment to any existing federal income tax laws, regulations or administrative interpretations, will be adopted or promulgated or will become effective and any such laws, regulations or administrative interpretations may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax laws, regulations or administrative interpretations. Additionally, revisions in federal tax laws and interpretations thereof could cause us to change our investments and commitments and affect the tax considerations of an investment in us.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of our common stock in this offering will be approximately $             million (or approximately $             million if the underwriters fully exercise their over-allotment option to purchase an additional      shares of our common stock), in each case after deducting underwriting discounts and commissions of approximately $             million (or approximately $             million if the underwriters fully exercise their over-allotment option to purchase additional shares of our common stock) and estimated offering expenses of approximately $             million payable by us. A $1.00 increase (decrease) in the assumed initial public offering of $             per share would increase (decrease) the net proceeds we will receive from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the proceeds of this offering for general corporate purposes, including acquiring or originating SBCRE loans to hold for investment, in accordance with our investment guidelines. We currently expect substantially all of our portfolio of target assets to be comprised of SBCRE loans. There can be no assurances of how our portfolio of target assets initially following this offering will be allocated or that our portfolio of target assets will not change over time. The allocation of our capital among our target assets will depend on changes in interest rates and general economic and credit market conditions. As a result, we cannot predict the percentage of the net proceeds from this offering that will be invested in any particular type of assets at any given time. Until attractive investments can be identified, we may temporarily invest a portion of the net proceeds from this offering in interest-bearing, short-term, marketable investments, including government securities, certificates of deposit, money market accounts or interest-bearing bank deposits that are consistent with our intention to qualify as a REIT and to maintain our exemption from the 1940 Act. These temporary investments are expected to provide a lower net return than we hope to achieve from our target investments. Based on existing market conditions, we currently expect to take between six and eighteen months to invest the net proceeds from this offering.

DISTRIBUTION POLICY

To qualify as a REIT and to ensure that United States federal income tax generally does not apply to our earnings to the extent distributed to stockholders, we must, in addition to meeting other requirements, annually distribute to our stockholders an amount at least equal to (i) 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain), plus (ii) 90% of the excess of our net income from foreclosure property (as defined in the Internal Revenue Code) over the tax imposed on such income by the Internal Revenue Code, less (iii) any excess noncash income (as determined under the Internal Revenue Code). We are subject to corporate income tax on income that is not distributed to our stockholders and to an excise tax to the extent that certain percentages of our income are not distributed to our stockholders by specified dates.

To the extent that, in respect of any calendar year, cash available for distribution is less than our REIT taxable income, we could be required to sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable share distribution or distribution of debt securities. In addition, prior to the time we have fully invested the net proceeds of this offering, we may fund our quarterly distributions out of such net proceeds. We generally will not be required to make distributions with respect to activities conducted through any domestic TRS. See “Certain United States Federal Income Tax Considerations — Annual Distribution Requirements Applicable to REITs.” Income, as computed for purposes of the foregoing tax rules, will not necessarily correspond to our income as determined for financial reporting purposes.

Although we anticipate making quarterly distributions to our stockholders, the timing, form (including cash and/or shares of our common stock at the election of each of our stockholders) and amount of any distributions to our stockholders will be at the sole discretion of our Board of Directors and will depend upon a number of factors, including, but not limited to:

•	Our actual and projected results of operations, including the timing of the deployment of our capital;

•	Our actual and projected financial condition, cash flows and liquidity;

•	Our business and prospects;

•	Our operating expenses, debt service requirements and capital expenditure requirements;

•	Restrictive covenants in our financing or other contractual arrangements;

•	Restrictions under Maryland law;

•	The amount of our REIT taxable income and the annual distribution requirements under the REIT provisions of the Internal Revenue Code; and

•	Such other factors as our Board of Directors deems relevant.

Subject to the distribution requirements referred to in the immediately preceding paragraph, we intend, to the extent practicable, to invest substantially all of the proceeds from repayments and refinancings of our assets in accordance with our investment objective and strategies. We may, however, in the sole discretion of our Board of Directors and subject to legally available funds, make a distribution of capital or of assets or a taxable distribution of our shares (as part of a distribution in which stockholders may elect to receive shares or, subject to a limit measured as a percentage of the total distribution, cash). We intend to make distributions in cash to the extent that cash is available for such purposes.

If we make a taxable stock distribution, our stockholders will be allowed to elect to receive its proportionate share of such distribution in all cash or in all stock, and the distribution will be made in accordance with such elections, provided that if the stockholders’ elections, in the aggregate, would result in the payment of cash in excess of the maximum amount of cash to be distributed, then cash payments to stockholders who elected to receive cash will be prorated, and the excess of each such stockholder’s entitlement in the distribution, less such prorated cash payment, would be paid in shares of our common stock.

We anticipate that distributions generally will be taxable as ordinary income to our non-exempt stockholders, although a portion of such distributions may be designated by us as long-term capital gain or qualified dividend income or may constitute a return of capital. To the extent that we decide to make distributions in excess of taxable income, such excess distributions generally will be considered a return of capital. We will furnish annually to each of our stockholders a statement setting forth the distributions paid during the preceding year and their United States federal income tax status.

As of the date of this prospectus, we have not made any distributions to our stockholders. Our predecessor made aggregate cash distributions during the nine months ended September 30, 2010 of approximately $9,000 and during the years ended December 31, 2007 and 2006 of approximately $757,000 and $32,000, respectively, to certain of its members and, as of the date of this prospectus, has not made any other distributions.

CAPITALIZATION

The following table sets forth our predecessor’s actual cash and cash equivalents and capitalization at September 30, 2010 and our cash and cash equivalents and capitalization as adjusted to reflect the effects of the sale of our common stock in this offering at an assumed initial public offering price of $             per share, which is the mid-point of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses of $             million payable by us. The adjusted amounts at September 30, 2010 assume that the underwriters do not exercise their over-allotment option to purchase up to an additional              shares of our common stock. You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2010
	Actual	As Adjusted
	(In Thousands)
Cash and cash equivalents	$8,618	$
Warehouse and repurchase facilities	$59,535		$59,535
Members’ equity(1):
Class A	$69,112		$—
Class B	$—		$—
Stockholders’ equity(2):
Preferred stock, par value $0.01 per share, shares authorized; shares outstanding, actual; shares outstanding, as adjusted	$—	$
Common stock, par value $0.01 per share, shares authorized; shares outstanding, actual; shares outstanding, as adjusted	$—	$
Additional paid-in capital	$—	$

(1)	Members’ equity as of September 30, 2010 is derived from our predecessor’s statement of financial condition as of September 30, 2010.

(2)	Stockholders’ equity, as adjusted, as of September 30, 2010 reflects our reorganization into a Maryland corporation, which holds the interests in our predecessor as its subsidiary, and the transfer of members’ equity in our predecessor to us.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the net tangible book value per share attributable to our existing equity holders.

Our net tangible book value as of September 30, 2010 was approximately $68.0 million or $             per share of common stock on a pro forma basis to give effect to the exchange of the outstanding units in our predecessor at the time of such exchange for an aggregate of              shares of our common stock. Net tangible book value represents the amount of total tangible assets (total assets less goodwill) less total liabilities, and net tangible book value per share of common stock represents net tangible book value divided by the number of shares of common stock outstanding, after giving effect to the exchange of units in our predecessor for shares of our common stock and assuming that all of the holders of units in our predecessor exchange their units for newly-issued shares of common stock on a             -for-one basis.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares.

Assumed public offering price per share	$
Net tangible book value per share on September 30, 2010, before giving effect to this offering	$
Increase in net tangible book value per share attributable to this offering	$
As adjusted net tangible book value per share on September 30, 2010, after giving effect to this offering	$
Dilution in as adjusted net tangible book value per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering of $             per share would increase (decrease) the net proceeds we will receive from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of             , 2010, the differences between the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $              per share, which is the mid-point of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering:

	Shares Purchased(1)			Total Considerations			Average Price Per Share
	Number	%		Amount	%
Shares purchased by existing stockholders			%			%	$
New investors			%			%	$
Total			%			%	$

(1)	Assumes no exercise of the underwriters’ over-allotment option to purchase an additional shares of our common stock.

If the underwriters fully exercise their over-allotment option to purchase an additional              shares of our common stock, the number of shares of common stock held by existing holders will be reduced to     % of the aggregate number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to     , or     % of the aggregate number of shares of common stock outstanding after this offering. If the initial offering price per share is higher or lower than the assumed initial public offering price per share, the dilution to new investors will be higher or lower, respectively.

SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

As we are a newly-formed corporation, we have no historical financial statements. The following table presents selected consolidated financial and other information of our predecessor as of September 30, 2010 and December 31, 2009, 2008, 2007, 2006 and 2005 and for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005. The consolidated statements of operations for the years ended December 31, 2009, 2008, 2007 and 2006 and consolidated statements of financial condition presented below as of December 31, 2009, 2008, 2007 and 2006, have been derived from our predecessor’s audited consolidated financial statements. The consolidated statements of financial condition as of September 30, 2010 and December 31, 2005 and the consolidated statements of operations for the nine months ended September 30, 2010 and 2009 and for the year ended December 31, 2005 have been derived from our predecessor’s unaudited consolidated financial statements. These unaudited consolidated financial statements have been prepared on substantially the same basis as our predecessor’s audited consolidated financial statements and reflect all adjustments which are, in the opinion of management, necessary to provide a fair presentation of our predecessor’s consolidated financial position as of September 30, 2010 and December 31, 2005 and the results of our predecessor’s operations for the interim periods ended September 30, 2010 and 2009 and for the year ended December 31, 2005. All such adjustments are of a normal recurring nature. These interim results are not necessarily indicative of our predecessor’s results for the full fiscal year. The “Key Portfolio Statistics” have been derived from our predecessor’s underlying books and records.

The information presented below is only a summary and does not provide all of the information contained in our predecessor’s historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our predecessor’s consolidated financial statements, including the related notes, included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(In Thousands)
Consolidated Statements of Operations:
Interest and investment income	$7,287	$8,074	$10,324	$6,791	$3,738	$2,590	$1,113
Interest expense	2,505	2,496	3,319	2,269	2,501	1,797	845

NET INTEREST INCOME	4,782	5,578	7,005	4,522	1,237	793	268
Provision for loan losses	1,580	1,570	2,684	909	8	—	—

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,202	4,008	4,321	3,613	1,229	793	268

OTHER OPERATING INCOME
Discount recognized on payoff of loans	101	—	—	230	—	—	—
Real estate acquired through foreclosure in excess of recorded investment	149	—	—	—	—	—	—
Gain on sale of loans	—	—	—	—	1,999	4,563	1,912
Other income	29	4	13	100	14	18	2

Total other operating income	279	4	13	330	2,013	4,581	1,914

OPERATING EXPENSES
Compensation and employee benefits	1,938	1,831	2,501	3,956	3,989	2,546	1,337
Rent and occupancy	216	406	481	699	490	346	160
Loan servicing	1,350	448	653	287	106	38	—
Professional fees	493	775	1,914	240	112	316	296
Real estate owned, net	421	118	249	(37)	(6)	—	—
Recapitalization expense	—	—	—	—	974	—	—
Other operating expenses	590	872	1,026	1,214	1,206	1,020	475

Total operating expenses	5,008	4,450	6,824	6,359	6,871	4,266	2,268

NET INCOME (LOSS)	$(1,527)	$(438)	$(2,490)	$(2,416)	$(3,629)	$1,108	$(86)

	As of September 30, 2010	As of December 31,
		2009	2008	2007	2006	2005
	(In Thousands)
Consolidated Statements of Financial Condition:
ASSETS
Cash and cash equivalents	$8,618	$7,825	$9,817	$18,885	$2,314	$363
Restricted cash	—	—	127	105	718	—
Loans held for sale, net	—	—	—	—	37,176	19,861
Loans held for investment, net	106,333	117,417	126,793	25,704	—	—
Accrued interest and other receivables	2,400	2,146	1,837	412	244	432
Real estate held for sale, net	9,384	6,499	656	—	—	—
Property and equipment, net	251	260	487	725	437	360
Real estate held as investment, net	2,034
Goodwill	1,063	1,063	1,063	1,063	—	—
Other assets	643	853	648	111	208	110

TOTAL ASSETS	$130,726	$136,063	$141,428	$47,005	$41,097	$21,126

LIABILITIES
Accounts payable and accrued expenses	$2,079	$2,124	$1,183	$783	$1,074	$1,942
Warehouse and repurchase facilities	59,535	68,291	82,107	23,168	33,990	14,227

TOTAL LIABILITIES	61,614	70,415	83,290	23,951	35,064	16,169
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—
MEMBERS’ EQUITY	69,112	65,648	58,138	23,054	6,033	4,957

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$130,726	$136,063	$141,428	$47,005	$41,097	$21,126

Key Portfolio Statistics

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
		(In Thousands, Except % and Loan Count)
Loan count	311	337	331	346	60	98	46
Average loan size(1)	$388	$408	$399	$399	$437	$376	$432
Weighted average LTV(2)	67.5%	68.1%	67.9%	68.0%	71.7%	66.1%	67.5%
60+ days past due at end of period	22.9%	22.6%	22.1%	10.7%	13.5%	—	—
Annualized charge-offs as a percentage of average net investment in loans	0.96%	0.56%	0.77%	—	—	—	—
Unamortized purchase discount	$11,050	$10,876	$12,210	$11,047	$—	$—	$—
Average yield on SBCRE loans(3)	8.61%	8.65%	8.40%	9.17%	9.48%	9.61%	7.52%
Average borrowing costs(4)	5.22%	4.31%	4.40%	4.61%	7.11%	8.18%	8.54%
Net interest margin(5)	5.65%	5.97%	5.69%	6.00%	3.01%	2.79%	1.79%

(1)	Average loan size is UPB, at end of period, divided by loan count.

(2)	The weighted average LTV is computed using the LTV at origination for originated loans and the acquisition LTV at acquisition for acquired loans and is weighted by the UPB, at period end.

(3)	Average yield on SBCRE loans is annualized interest income from SBCRE loans divided by the average investment in SBCRE loans.

(4)	Average borrowing cost is annualized interest expense divided by average warehouse and repurchase facility balance.

(5)	Net interest margin is annualized net interest income from SBCRE loans divided by average net investment in SBCRE loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Maryland corporation focused primarily on originating and acquiring SBCRE loans. Our predecessor was formed in 2004 to focus exclusively on loans secured by SBCRE assets. We believe we have the highly-specialized skill set and infrastructure required to originate, acquire and effectively manage SBCRE loans. We intend to grow our portfolio by executing our strategic plan of originating and acquiring SBCRE loans that meet our underwriting and investment guidelines. Concurrently with the completion of this offering, we will exchange shares of our common stock for all the outstanding equity interests of our predecessor. The transaction will be accounted for in accordance with ASC 805-50 – Business Combinations, where the assets, liabilities and equity transferred to the Company are recognized at the acquiree’s carrying value.

Our objective is to provide investors with attractive returns primarily through dividends and secondarily through capital appreciation. We intend to achieve this objective by acquiring loans or securities secured by SBCRE and by originating SBCRE loans. We may also invest a smaller portion of our assets in a broader class of financial assets to construct an attractive investment portfolio that is structured to comply with the federal income tax requirements we will be required to satisfy that are applicable to a REIT and to maintain our exemption from regulation under the 1940 Act.

Recent Trends

Asset quality

SBCRE loan borrowers, who, generally, are small business owners or investors rather than large institutional or corporate entities, experience relatively high interest payment burden in relation to their income and liquidity. Historically, we believe this has led to higher delinquency rates than larger balance commercial real estate loans. Consistent with the asset class, our portfolio of SBCRE loans experienced an increase in delinquency during 2009 and 2010. There are generally two methods used to calculate mortgage loan delinquency, the Office of Thrift Supervision, or OTS, method and the Mortgage Banker Association, or MBA, method. We utilize the stricter MBA method which considers a loan 30 days past due if the monthly payment has not been received by the day immediately preceding the loan’s next due date. Generally, mortgage loan payments are due on the first of each month. Therefore, loans with one payment past due as of any month end measurement date are considered 30 days past due and loans with two payments past due are considered 60 days past due under the MBA method. Under the OTS method, which many banks use, a loan is considered 30 days past due when two payments are past due as of the measurement date and 60 days past due when three payments are past due. The following table provides a historical summary of our portfolio delinquency as a percentage of unpaid principal balance by quarter from December 31, 2008 to September 30, 2010.

	Delinquency as a Percentage of UPB at,
	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	Sept 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Less than 60 days past due	77.1%	75.2%	75.7%	77.9%	77.4%	77.2%	83.2%	89.3%
60-89 days past due	3.7%	4.9%	4.8%	3.4%	5.0%	6.3%	4.6%	4.4%
90+ days past due	5.6%	11.0%	7.3%	6.4%	5.6%	5.4%	3.7%	2.8%
In foreclosure	13.6%	8.9%	12.2%	12.3%	12.0%	11.1%	8.5%	3.5%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Seriously delinquent loans (defined as loans that are 60 or more days past due) decreased to $27.7 million, or 22.9% of our portfolio at September 30, 2010, down from $29.2 million, or 22.1% of the loan portfolio at December 31, 2009. At December 31, 2008, seriously delinquent loans were $14.8 million or 10.7% of the loan portfolio. We believe the increase in seriously delinquent loans in 2009 and continuing into 2010 was primarily from deteriorating economic conditions. We believe the significant equity cushion at origination and the active management of the foreclosure and REO process in concert with our loan servicers has and will continue to minimize credit losses on the disposition of defaulted loans or REO properties. As shown in the following chart, the percentage of seriously delinquent loans has continued to decline from the 27.1% recorded at April 30, 2010:

Loans That Are 60 or More Days Past Due as a Percentage of Unpaid Principal Balance

While serious delinquency has increased since 2008, we believe that not all of the loans that become seriously delinquent will be foreclosed upon and become REO. This is due to the low LTV at origination and our active management of the portfolio. For example, during the year ended December 31, 2009, $34.6 million in loans became 60 days past due at some point during the year. At September 30, 2010, 32.3%, or approximately $11.2 million of these loans improved in status, becoming current, 30 days past due, paid in full or paid off via short sale.

From January 1, 2009 to September 30, 2010, we began to actively assist borrowers in the disposition of the property underlying their mortgages prior to foreclosure. During that time, six loans were liquidated through short sales that resulted in a net gain of approximately $14,000, and four loans were paid in full prior to foreclosure. We recognized approximately $0.2 million in past due interest income and approximately $0.3 million in prepayment penalty income from the four paid in full loans. We expect a portion of our delinquent loans to be resolved without becoming REO as we proactively seek to mitigate credit losses and help borrowers find ways to repay their obligations. We will continue to monitor portfolio delinquency in order to mitigate credit losses and maximize opportunities to cure borrower delinquencies.

In the event we determine that dispositions, workout plans, loan assumptions, modifications or other activities will not be successful or feasible, we will pursue foreclosure. From inception through September 30, 2010, we have acquired 39 properties through foreclosure and recognized total losses of $3.0 million, which includes the loss of principal, unreimbursed expenses, including foreclosure expenses, and net operating income or loss while we owned the properties. Total losses represent 17.5% of the $17.3 million we originally invested in these 39 properties. We believe that loss, charge-offs and principal loss severity are important metrics for evaluating our business because they show the amount of loss we incur on loans that default and become REO.

Acquisition Opportunities

We believe our experience, reputation and ability to underwrite and service SBCRE loans efficiently makes us an attractive buyer for this asset class, and are regularly asked to review pools of SBCRE loans available for purchase. Since June 2008, we have reviewed $796.9 million of SBCRE loans that met our investment guidelines, bid on $331.8 million of loans that fell within our underwriting guidelines, and successfully acquired $69.1 million through this process. We believe banks and other financial institutions will continue to sell SBCRE assets to generate liquidity or strengthen capital, in many cases at the direction of bank regulators. Improved liquidity and pricing in the secondary market since the peak of the economic crisis presents attractive opportunities for these institutions to decrease their exposure to non-core assets for which they usually lack the assets management or servicing capabilities. Additionally, we believe opportunities exist to acquire assets of failed institutions being disposed of by the FDIC. We will continue to monitor all potential sources of loans as we expect these opportunities to continue to be present over the next several years.

As an example of a recent acquisition of performing SBCRE loans, in August 2008, we acquired $63.9 million of performing SBCRE loans from a competitor at a purchase price of $52.7 million, or 82.5% of UPB where the seller provided financing of $39.5 million. In December 2009, we acquired $5.1 million of performing SBCRE loans at a purchase price of $3.4 million, or 65.0% of UPB. In both of these acquisition transactions, we reviewed 100% of the loan files as part of our due diligence process and confirmed that the loans were similar to the types of SBCRE loans we target in our origination guidelines such as similar owner/user concentration, 30 year amortization term, national geographic footprint, similar weighted average credit scores and similar property types. We expect to continue to acquire SBCRE loans with similar characteristics and attractive risk-adjusted prices to grow our portfolio.

Origination Opportunities

We intend to reemphasize our focus on making loans directly to borrowers through our origination strategy and see this as a significant channel for growth. Unlike the residential mortgage market, where the top three originators control a majority of the origination market, the SBCRE mortgage market is highly fragmented. Based on our past experience originating SBCRE loans, we have observed that the SBCRE mortgage market is served by a variety of community and regional banks, specialty finance companies, savings and loan institutions and other mortgage banks, none of whom have a significant percentage of the market. We expect that as the economy strengthens, we will see increased demand directly from borrowers and this increased demand, coupled with the fragmentation of the SBCRE loan market, will provide us with attractive opportunities to deploy capital and originate loans to borrowers with strong credit histories at attractive risk-adjusted returns. From our inception in 2004 through 2008, we emphasized our origination strategy, successfully originating more than 1,250 loans representing approximately $475 million. Based on our historical experience, we believe we are strongly positioned to take advantage of current and future origination opportunities.

Compared to the residential and large commercial real estate loan markets, we believe the SBCRE loan market is underserved due to unique property types requiring tailored underwriting procedures and infrastructure, low participation by other intermediaries and smaller loan sizes. We believe few banks engage in SBCRE lending with the ability to quickly underwrite a wide range of commercial properties and many lack the servicing expertise to effectively manage these loans. These market characteristics have allowed us to generate compelling risk-adjusted returns at LTV ratios that average between 60% and 70% at origination, with 98.5% of the loans personally guaranteed by the borrowers. We expect lending activities of traditional SBCRE loan market participants to remain constrained, thereby reducing competition, providing us with attractive opportunities to deploy capital at attractive risk-adjusted returns.

Business Objective and Outlook

Our objective is to provide attractive returns to our investors primarily through dividends and secondarily through capital appreciation. We intend to achieve this objective through continued implementation of our investment strategy which is focused on a blend of acquisitions and originations of SBCRE loans and securities that produce attractive cash flows and carry strong credit characteristics.

Limited financing alternatives coupled with a wave of commercial real estate loan maturities in the next few years will continue to put pressure on large commercial real estate lenders, regional and community commercial banks and other financial institutions. We believe that continued credit deterioration within the larger commercial real estate asset class will present a significant opportunity for us as we expect more bank failures and forced loan portfolio sales as financial institutions look to bolster their balance sheets and increase capital. We anticipate historically attractive opportunities to acquire SBCRE loans as market dislocations have resulted in, and we believe will continue to result in, many financial institutions selling SBCRE loans at attractive prices for acquirers.

Factors that Affect Our Results of Operations and Financial Condition

We expect that a variety of industry and economic factors will impact our results of operations and financial condition. These factors include:

•

Credit:     Credit risk is the exposure to loss of principal and interest from borrower defaults. Default rates are influenced by a wide variety of factors, including, but not limited to, property performance, property management, supply and demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the United States economy and other factors beyond our control. All loans are subject to the possibility of default. Following a period of significant property value expansion from 2000 to 2007, the commercial real estate market weakened significantly between 2008 and 2010. Due in part to a contraction in the availability of financing and deteriorating credit quality, real estate values have dropped dramatically since June 30, 2008. During this period, sales volumes have declined, rental rates have deteriorated, and vacancy rates have increased. As a result, loan delinquency and foreclosures have increased industry-wide. Our portfolio of SBCRE loans has similarly experienced significant delinquency; however, this trend is showing signs of stabilization. We expect to continue to mitigate our risk of potential losses through a number of techniques throughout the entire process of originating, managing and servicing these loans. For example, we mitigate our risk of potential losses at origination by thoroughly reviewing appraisals and often limiting our loan amounts based on our estimate of the value of the property securing the loan. We mitigate our risk of potential losses while managing and servicing our loans by performing various workout and loss mitigation strategies with delinquent borrowers including: modifications, repayment plans, interest rate reductions, short sales, deeds in lieu of foreclosure and appointing a receiver to manage the property. However, despite our loss mitigation techniques, significant further deterioration in the economy would likely have a material and adverse impact on our results of operations and financial condition.

•

Liquidity, leverage and capital resources:     Our general liquidity resources include cash generated from business operations, debt and equity capital that we are able to raise in public and private capital market offerings, and debt financing through credit facilities and other financing arrangements. However, as a result of being classified as a REIT, we will be required to distribute substantially all of our taxable income and may retain only a limited amount of earnings to grow our capital base organically. In order to continue to grow our investment portfolio, we will be dependent on our ability to raise additional capital in the form of equity and/or debt. In addition, growing our portfolio may require us to potentially increase our leverage ratio. However, depending on market conditions, access to additional financing may not be available at all or such financing may be very expensive and/or incompatible with our business model. If borrowing costs increase, our net interest spread may decline and our profitability may be adversely affected. In addition, if we raise additional equity capital, it may be dilutive to our existing stockholders.

•

Interest rate:     Our SBCRE assets generally have a fixed rate of interest for a period of three to thirty years. At September 30, 2010, approximately 58.5% of the loans in our portfolio were ARMs, which are fixed for three to ten years and adjust to a floating rate of interest thereafter. Approximately 41.5% of loans in our portfolio are fixed until maturity. 87.1% of our ARMs have interest rate floors equal to the start rate at origination. Most of our loans adjust less frequently than our borrowings which are indexed to one-month LIBOR and adjust on a monthly basis. This can result in a mismatch, and therefore, changes in interest rates, particularly short-term interest rates, may significantly impact our net interest income. Rising interest rates generally result in higher financing costs and may result in a negative impact on our net interest income. With a declining interest rate environment we typically see lower financing costs, which may result in a positive impact on our net interest income. Currently, our debt costs are floored at rates higher than the index plus the margin. As such, we will not experience lower financing costs if rates fall, nor will we experience higher financing costs if one-month LIBOR remains below 2.00%. At September 30, 2010, one-month LIBOR was approximately 0.26%. Generally, changes in interest rates have similar effects on ARMs. Since the end of 2008, and continuing into 2010, LIBOR and the Federal Funds Rate decreased significantly and as a result, net interest spreads on our portfolio have increased because the loans in our portfolio generally contain interest rate floor provisions that limit the impact of market declines in interest rates. If and when short-term interest rates rise, our net interest spread could be adversely impacted.

•

Credit spreads:     In the years prior to the recent credit market collapse, the credit markets experienced tightening credit spreads, specifically, credit spreads between United States Treasury securities and other securities that, except for ratings, are identical in all other respects. Credit spreads represent the additional yield on securities with more credit risk relative to securities with less credit risk. The tightening of these credit spreads was generally attributable to the widespread availability of capital and a strong demand for lending opportunities. As the credit markets seized up in 2007, credit spreads widened dramatically. Since then, as a result of United States Treasury and Federal Reserve initiatives and monetary policy, credit spreads have begun to tighten once again. Generally, tightening credit spreads increase the market value of SBCRE loans. However, if credit spreads were to widen again, the market value of SBCRE loans would decrease and may create an attractive opportunity for us to invest in higher yielding assets.

•

Availability and competition for investments in SBCRE loans and securities:     As a result of macroeconomic conditions in the United States, we believe the competitive landscape has changed significantly over the last 12 to 24 months. During this time, many of our former competitors have either ceased operations or drastically reduced loan originations. As new participants enter the market, we expect competition to originate and acquire SBCRE loans to increase, which could impact the availability and pricing of the loans. Because SBCRE loans represent a highly- specialized niche of the overall commercial real estate lending market, we believe that we have the expertise to be successful in originating loans and acquiring pools via private transactions with third parties or through government sponsored sales.

Financial Condition

The following is a comparison of the financial condition of our predecessor as of September 30, 2010 and December 31, 2009, 2008, and 2007.

	As of September 30, 2010	As of December 31,
		2009	2008	2007
	(In Thousands)
Consolidated Statements of Financial Condition:
ASSETS
Cash and cash equivalents	$8,618	$7,825	$9,817	$18,885
Restricted cash	—	—	127	105
Loans held for investment, net	106,333	117,417	126,793	25,704
Accrued interest and other receivables	2,400	2,146	1,837	412
Real estate held for sale, net	9,384	6,499	656	—
Property and equipment, net	251	260	487	725
Real estate held as investment, net	2,034	—	—	—
Goodwill	1,063	1,063	1,063	1,063
Other assets	643	853	648	111

TOTAL ASSETS	$130,726	$136,063	$141,428	$47,005

LIABILITIES
Accounts payable and accrued expenses	$2,079	$2,124	$1,183	$783
Warehouse and repurchase facilities	59,535	68,291	82,107	23,168

TOTAL LIABILITIES	61,614	70,415	83,290	23,951
COMMITMENTS AND CONTINGENCIES	—	—	—	—

MEMBERS’ EQUITY	69,112	65,648	58,138	23,054

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$130,726	$136,063	$141,428	$47,005

Loans held for investment, net.    Loans held for investment is comprised of SBCRE loans that we have originated and acquired. As of September 30, 2010, our loans held for investment had an aggregate unpaid principal balance of $120.7 million, less discount on purchased loans and deferred loan origination costs of $11.0 million and an allowance for loan losses of $3.4 million, for a net carrying value of $106.3 million. The unamortized $11.1 million purchase discount arose when we acquired pools of loans with principal balances of approximately $5.1 million and $63.9 million for approximately $3.4 million and $52.7 million in 2009 and 2008, respectively. Loans held for investment were comprised of the following at September 30, 2010 and December 31, 2009, 2008 and 2007:

(In thousands)	September 30, 2010
	Originated loans	Acquired loans	Total

Unpaid principal balance	$61,124	$59,557	$120,681
Discount on purchased loans, deferred loan origination costs and capitalized interest on modified loans	77	(11,050)	(10,973)

	61,201	48,507	109,708
Allowance for loan losses	(3,342)	(33)	(3,375)

	$57,859	$48,474	$106,333

(In thousands)	December 31, 2009
	Originated loans	Acquired loans	Total

Unpaid principal balance	$67,115	$64,855	$131,970
Discount on purchased loans, deferred loan origination costs and capitalized interest on modified loans	289	(12,210)	(11,921)

	67,404	52,645	120,049
Allowance for loan losses	(2,632)	—	(2,632)

	$64,772	$52,645	$117,417

(In thousands)	December 31, 2008
	Originated loans	Acquired loans	Total

Unpaid principal balance	$76,098	$62,069	$138,167
Discount on purchased loans, deferred loan origination costs and capitalized interest on modified loans	582	(11,047)	(10,465)

	76,680	51,022	127,702
Allowance for loan losses	(909)	—	(909)

	$75,771	$51,022	$126,793

The following table illustrates the maturity dates for our loans held for investment in aggregate UPB and as a percentage of our portfolio as of September 30, 2010:

	UPB	Percent of Total UPB
	(Dollars in Thousands)
Loans due in one year or less	$1,860	1.5%
Loans due in one to five years	1,550	1.3%
Loans due in more than five years	117,271	97.2%

	$120,681	100.0%

We account for acquisitions using the expected cash flows method. Under the expected cash flows method, management estimates the fair value of acquired loans at acquisition by (a) calculating the contractual amount and timing of undiscounted principal and interest payments, or the undiscounted contractual cash flows and (b) estimating the amount and timing of undiscounted expected principal and interest payments, or the undiscounted expected cash flows. The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. The nonaccretable difference represents an estimate of the loss exposure in the acquired loan portfolio, which is subject to change over time based on the performance of the acquired loans. The excess of expected cash flows at acquisition over the initial fair value of acquired loans is referred to as the accretable yield and is recorded as interest income over the estimated life of the loans using the effective yield method. The carrying value of acquired loans is reduced by payments received and increased by the portion of the accretable yield recognized as interest income. Increases in expected cash flows over those originally estimated increase the accretable yield and are recognized as interest income prospectively. Decreases in expected cash flows compared to those originally estimated result in recognition of bad debt expense and are recognized by recording a provision for loan losses and establishing an allowance for loan losses. Loans accounted for under the expected cash flows method are generally considered accruing and performing as the loans accrete interest income over the estimated life of the portfolio.

Allowance for loan losses.    The allowance for loan losses increased by approximately $0.8 million at September 30, 2010 to $3.4 million, compared to $2.6 million at December 31, 2009. The increase during the nine months ended September 30, 2010 was a result of provision expense of $1.6 million, reduced by

$0.8 million of charge-offs. The allowance was $0.9 million at December 31, 2008, as compared to no allowance at December 31, 2007. Prior to September 30, 2007, an allowance was not required as our investment in loans was classified as held for sale and carried at the lower of cost or fair value.

To determine the fair value of impaired loans, we follow a detailed internal process, consider a number of different factors including, but not limited to, our ongoing analyses of loans, historical loss rates, relevant environmental factors, relevant market research, trends in delinquencies, effects and changes in credit concentrations, ongoing evaluation of fair values and we maintain documentation of the information used including how fair value was determined, rationale supporting adjustments, appraisal and determinations regarding costs.

The following table illustrates the activity in our allowance for loan losses:

	Nine Months Ended September 30, 2010	Year Ended December 31,
		2009	2008
	(In Thousands)
Balance, beginning of period	$2,632	$909	$—
Provision for loan losses	1,580	2,684	909
Charge-offs	(808)	(941)	—
Amortization of specific allowance on troubled debt restructurings	(29)	(20)	—

Balance, end of period	$3,375	$2,632	$909

The following table provides delinquency information under the MBA method on our held for investment portfolio:

	As of September 30, 2010		As of December 31,
			2009		2008
	UPB	%	UPB	%	UPB	%
			(In Thousands, Except %)
60-89 days past due	$4,422	3.7%	$4,516	3.4%	$6,140	4.4%
90+ days past due	6,734	5.6%	8,430	6.4%	3,836	2.8%
In foreclosure	16,503	13.6%	16,278	12.3%	4,775	3.5%

Total 60+ days past due	$27,659	22.9%	$29,224	22.1%	$14,751	10.7%

Total loan portfolio principal balance	$120,681	100.0%	$131,970	100.0%	$138,167	100.0%

Seriously delinquent loans decreased to $27.7 million or 22.9% of our portfolio at September 30, 2010, down from $29.2 million, or 22.1% of the loan portfolio at December 31, 2009. At December 31, 2008, seriously delinquent loans were $14.8 million or 10.7% of the loan portfolio. We believe the increase in seriously delinquent loans in 2009 and continuing into 2010 was primarily from deteriorating economic conditions. We believe the significant equity cushion at origination and the active management of the foreclosure and REO process in concert with our loan servicers has and will continue to minimize credit losses on the disposition of defaulted loans or REO properties.

While serious delinquency has increased since 2008, we believe that not all of the loans that become seriously delinquent will be foreclosed upon and become REO. This is due to the low LTV at origination and our active management of the portfolio. For example, during the year ended December 31, 2009, $34.6 million in loans became 60 days past due at some point during the year. At September 30, 2010, 32.3%, or approximately $11.2 million of these loans improved in status when they became current, 30 days past due, paid in full or paid off via short sale. From inception through September 30, 2010, we have acquired 39 properties through foreclosure and recognized total losses of $3.0 million, which includes the loss of principal, unreimbursed expenses, including foreclosure expenses, and net operating income or loss while we owned the properties. Total losses represent 17.5% of the $17.3 million we originally invested in these 39 properties.

Concentrations.    At September 30, 2010, 28.9% of the principal balance of our portfolio was concentrated in California; however, no other state represented more than 10% of the principal balance of our portfolio. Property types in our portfolio were also diverse with no single property type representing more than 17.0% of the portfolio. The following table describes the portfolio by geographic and property type concentration at September 30, 2010:

(Dollars in Thousands)

State	Count	UPB	Percent of Total UPB
California	90	$34,923	28.9%
Florida	29	11,053	9.2%
Texas	26	10,251	8.5%
New York	14	6,371	5.3%
Illinois	17	5,122	4.2%
New Jersey	11	4,354	3.6%
Missouri	5	4,335	3.6%
Ohio	11	4,266	3.5%
New Mexico	11	3,435	2.8%
Massachusetts	8	3,126	2.6%
Other	89	33,445	27.8%

	311	$120,681	100.0%

Property Types	Count	UPB	Percent of Total UPB
Multi-family	58	$20,496	17.0%
Retail	49	18,915	15.7%
Mixed Use	50	16,488	13.7%
Warehouse	32	16,429	13.6%
Office	29	11,347	9.4%
Industrial	16	10,249	8.5%
Auto Service	27	8,486	7.0%
Commercial Condo	20	4,886	4.0%
Mobile Home Park	6	4,571	3.8%
Restaurant	14	3,586	3.0%
Other	10	5,228	4.3%

	311	$120,681	100.0%

Real estate held for sale, net.    Real estate held for sale represents commercial real estate acquired through foreclosure, which increased by $2.9 million to approximately $9.4 million as of September 30, 2010, compared to $6.5 million at December 31, 2009. At September 30, 2010, we held 25 properties for sale compared to 16 properties at December 31, 2009. During the nine months ended September 30, 2010, we acquired 18 properties through foreclosure with an aggregate net realizable value of $7.5 million and sold eight properties carried at $2.3 million, reclassified one property to held as investment of $1.8 million and recorded subsequent valuation adjustments reflecting a decline in property values of $0.5 million.

Real estate held as investment.    At September 30, 2010 we owned one property held as investment at a carrying amount of $2.0 million that was transferred from real estate held for sale to real estate held as investment in July 2010 at $1.8 million and included approximately $0.2 million in subsequent capital improvements.

Goodwill.    Goodwill recorded in connection with the Snow Phipps investment at December 21, 2007 was approximately $1.1 million at September 30, 2010 and December 31, 2009 and 2008. Goodwill is evaluated for impairment on an annual basis as of November 30. There was no impairment identified in the 2008 and 2009 evaluation of goodwill.

Results of Operations

The following is a comparison of the operating results of our predecessor for the nine months ended September 30, 2010 and 2009.

	Nine Months Ended September 30,
	2010	2009
	(In Thousands)
Consolidated Statements of Operations:
Interest and investment income	$7,287	$8,074
Interest expense	2,505	2,496

NET INTEREST INCOME	4,782	5,578
Provision for loan losses	1,580	1,570

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,202	4,008

OTHER OPERATING INCOME
Discount recognized on payoff of loans	101	—
Real estate acquired through foreclosure in excess of recorded investment	149	—
Other income	29	4

Total other operating income	279	4

OPERATING EXPENSES
Compensation and employee benefits	1,938	1,831
Rent and occupancy	216	406
Loan servicing	1,350	448
Professional fees	493	775
Real estate owned, net	421	118
Other operating expenses	590	872

Total operating expenses	5,008	4,450

NET INCOME (LOSS)	$(1,527)	$(438)

Key Portfolio Statistics

	As of or for the Nine Months Ended September 30,
	2010	2009
	(In Thousands, Except % and Loan Count)
Loan count	311	337
Average loan size(1)	$388	$408
Weighted average LTV(2)	67.5%	68.1%
60+ days past due at end of period	22.9%	22.6%
Annualized charge-offs as a percentage of average net investment in loans	0.96%	0.56%
Unamortized purchase discount	$11,050	$10,876
Average yield on SBCRE loans(3)	8.61%	8.65%
Average borrowing costs(4)	5.22%	4.31%
Net interest margin(5)	5.65%	5.97%

(1)	Average loan size is UPB, at end of period, divided by loan count.

(2)	The weighted average LTV is computed using the LTV at origination for originated loans and the acquisition LTV at acquisition for acquired loans and is weighted by the UPB, at period end.

(3)	Average yield on SBCRE loans is annualized interest income from SBCRE loans divided by the average investment in SBCRE loans.

(4)	Average borrowing cost is annualized interest expense divided by average warehouse and repurchase facility balance.

(5)	Net interest margin is annualized net interest income from SBCRE loans divided by average net investment in SBCRE loans.

Our net loss increased by approximately $1.1 million to $1.5 million during the nine months ended September 30, 2010 as compared to a net loss of $0.4 million during the same period in 2009. Total revenue (which includes net interest income after provision for loan losses and other operating income) of $3.5 million was $0.5 million lower during the nine months ended September 30, 2010 compared to the $4.0 million reported during the same period in 2009. This decrease is primarily from lower net interest income of $0.8 million reflecting a reduction in the size of our portfolio that was offset by increased other operating income of $0.3 million. Net interest margin declined 0.32% to 5.65% during the 2010 period compared to 5.97% during the same period in 2009 mainly from the increase in delinquency in our portfolio during 2010.

Interest and investment income.     Interest and investment income decreased by $0.8 million to approximately $7.3 million during the nine months ended September 30, 2010, compared to approximately $8.1 million in the comparable 2009 period. The reduction in interest income resulted primarily from the decrease in the size of our loan portfolio. The average net investment in SBCRE loans was $112.8 million during the nine months ended September 30, 2010 compared to approximately $124.1 million during the same period in 2009.

	Nine Months Ended September 30,
	2010	2009	Change
	(In Thousands, Except %)
Average net investment in SBCRE loans	$112,846	$124,132	$(11,286)
Interest income on SBCRE loans	$7,286	$8,055	$(769)
Average yield on SBCRE loans	8.61%	8.65%	(0.04)%
Rate variance			$(40)
Volume variance			$(729)

Total interest income variance			$(769)

The $11.3 million reduction in net loans is primarily attributable to loans that became real estate owned and to a lesser extent loans that liquidated. The average yield on SBCRE loans declined 0.04% to 8.61% during the nine months ended September 30, 2010 from 8.65% during the same period in 2009.

Interest expense.     Interest expense includes interest on warehouse and repurchase facilities and amortization of debt issuance costs. Interest expense and fees related to our warehouse and repurchase facilities of approximately $2.5 million was unchanged during the nine months ended September 30, 2010 compared to the same period in 2009. The average financing balance during the nine months ended September 30, 2010 decreased by $13.2 million to $64.0 million as compared to $77.2 million during the same period in 2009. The decrease in outstanding balance was offset by a higher cost of financing on our credit facilities. Our average borrowing costs increased 0.91% to 5.22% during the nine months ended September 30, 2010 compared to 4.31% in the same period in 2009. The increase is primarily related to increased financing cost under our repurchase agreement which was amended on November 20, 2009. During the first nine months of 2010, the average interest rate on the repurchase facility was 3.75% compared to 2.66% during the same period in 2009.

	Nine Months Ended September 30,
	2010	2009	Change
	(In Thousands, Except %)
Average warehouse and repurchase facility balance	$64,007	$77,232	$(13,225)
Interest expense	$2,505	$2,496	$9
Average borrowing costs	5.22%	4.31%	0.91%
Rate variance			$527
Volume variance			$(518)

Total interest expense variance			$9

Provision for loan losses.    During the nine months ended September 30, 2010, our provision for loan losses was unchanged at approximately $1.6 million compared to the same period in 2009.

Loan servicing.    Loan servicing expenses increased to approximately $1.3 million during the nine months ended September 30, 2010 compared to approximately $0.4 million during the same period in 2009. The $0.9 million increase during 2010 is primarily related to higher servicing advances.

Real estate owned, net.    Real estate expenses increased $0.3 million to $0.4 million during the nine months ended September 30, 2010 compared to $0.1 million during the same period in 2009. The $0.3 million increase in net expense is primarily from an increase in REO valuation adjustments of $0.3 million, and higher net operating costs on REO properties of $0.1 million that were offset by $0.1 million in realized gains on REO sales. The number of real estate owned properties in inventory increased to 26 properties at September 30, 2010 compared to 13 properties at September 30, 2009.

The following is a comparison of the operating results of our predecessor for the years ended December 31, 2009 and 2008.

	Year Ended December 31,
	2009	2008
	(In Thousands)
Consolidated Statements of Operations:
Interest and investment income	$10,324	$6,791
Interest expense	3,319	2,269

NET INTEREST INCOME	7,005	4,522
Provision for loan losses	2,684	909

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,321	3,613

OTHER OPERATING INCOME
Discount recognized on payoff of loans	—	230
Other income	13	100

Total other operating income	13	330

OPERATING EXPENSES
Compensation and employee benefits	2,501	3,956
Rent and occupancy	481	699
Loan servicing	653	287
Professional fees	1,914	240
Real estate owned, net	249	(37)
Other operating expenses	1,026	1,214

Total operating expenses	6,824	6,359

NET LOSS	$(2,490)	$(2,416)

Key Portfolio Statistics

	As of or for the Year Ended December 31,
	2009	2008
	(In Thousands, Except % and Loan Count)
Loan count	331	346
Average loan size(1)	$399	$399
Weighted average LTV(2)	67.9%	68.0%
60+ days past due at end of period	22.1%	10.7%
Annualized charge-offs as a percentage of average net investment in loans	0.77%	—
Unamortized purchase discount	$12,210	$11,047
Average yield on SBCRE loans(3)	8.40%	9.17%
Average borrowing costs(4)	4.40%	4.61%
Net interest margin(5)	5.69%	6.00%

(1)	Average loan size is UPB, at end of period, divided by loan count.

(2)	The weighted average LTV is computed using the LTV at origination for originated loans and the acquisition LTV at acquisition for acquired loans and is weighted by the UPB, at period end.

(3)	Average yield on SBCRE loans is annualized interest income from SBCRE loans divided by the average investment in SBCRE loans.

(4)	Average borrowing cost is annualized interest expense divided by average warehouse and repurchase facility balance.

(5)	Net interest margin is annualized net interest income from SBCRE loans divided by average net investment in SBCRE loans.

Our $2.5 million net loss in 2009 was $0.1 million higher than the 2008 net loss of $2.4 million primarily from recording $1.6 million in professional fees related to the re-audits of 2006 and 2007 in addition to consulting and legal expenses associated with our capital raising efforts. Excluding these capital raising expenses, the net loss for 2009 would have been $0.9 million compared the net loss of $2.4 million in 2008, reflecting an increase in net interest income from a larger average portfolio position in 2009 compared to 2008 and from lower operating expenses. The results for 2009 were additionally impacted by the provision for loan losses which increased $1.8 million in 2009 to $2.7 million reflecting the increase in overall portfolio delinquency experienced during 2009.

Our 2008 net loss of $2.4 million resulted from the transition of our business strategy from held for sale to held for investment. During the 2009 period, net interest margin declined 0.31% to 5.69% from 6.00% in 2008 due to the impact of lower yielding assets acquired in 2008 and loans placed into nonaccrual status in 2009.

Interest and investment income.    Interest and investment income increased by $3.5 million to approximately $10.3 million in 2009, compared to approximately $6.8 million in 2008. The growth in interest income resulted primarily from a 71.5% increase in the average size of our loan portfolio from originations and acquisitions. The average net investment in SBCRE loans was $122.7 million during 2009 compared to approximately $71.5 million during 2008. In 2008, we originated approximately $53.2 million in new loans and acquired $52.7 million of performing SBCRE loans. The discount on the purchase of these loans is accreted to interest income using the expected cash flows method.

	Year Ended December 31,
	2009	2008	Change
	(In Thousands, Except %)
Average net investment in SBCRE loans	$122,665	$71,513	$51,152
Interest income on SBCRE loans	$10,304	$6,558	$3,746
Average yield on SBCRE loans	8.40%	9.17%	(0.77)%
Rate variance			$(551)
Volume variance			$4,297

Total interest income variance			$3,746

The average yield on SBCRE loans declined 0.77% during the year ended December 31, 2009 to 8.40% compared to 9.17% during the same period in 2008 due to the impact of lower yielding assets acquired in 2008 and loans placed into nonaccrual status in 2009.

Interest expense.    Interest expense includes interest on warehouse and repurchase facilities and amortization of debt issuance costs. Total interest expense was approximately $3.3 million during 2009, an increase of $1.0 million from approximately $2.3 million during the same period in 2008. The increase in interest expense in 2009 resulted primarily from the increase in balances outstanding under our credit facilities. The average financing balance during 2009 increased by $26.2 million to $75.4 million compared to $49.3 million during 2008. Our average borrowing costs decreased approximately 0.21% to 4.40% in 2009 compared to 4.61% in 2008.

	Year Ended December 31,
	2009	2008	Change
	(In Thousands, Except %)
Average warehouse and repurchase facility balance	$75,431	$49,261	$26,170
Interest expense	$3,319	$2,269	$1,050
Average borrowing costs	4.40%	4.61%	(0.21)%
Rate variance			$(99)
Volume variance			$1,149

Total interest expense variance			$1,050

Provision for loan losses.    During 2009, our provision for loan losses increased by $1.8 million to approximately $2.7 million compared to $0.9 million in 2008. This increase was primarily due to the higher level of portfolio delinquency experienced in 2009 and the impact of declining real estate values on loans specifically reviewed for impairment.

Discount recognized on payoff of loans.    In 2009, no loans accounted for under the expected cash flows method were paid off. Therefore, we recognized no discount on payoff of loans. In 2008, two loans accounted for using the expected cash flows method were paid in full, and we recognized unamortized purchase discounts of approximately $0.2 million.

Real estate owned, net.    Real estate expenses were approximately $0.2 million in 2009 compared to net income of $37,000 in 2008. During 2009, the net realizable value of REO assets declined by approximately $0.3 million compared to no valuation adjustments in 2008. This was partly offset by an increase in net operating income from real estate owned properties from $22,000 in 2008 to $58,000 in 2009.

The following is a comparison of the operating results of our predecessor for the years ended December 31, 2008 and 2007.

	Year Ended December 31,
	2008	2007
	(In Thousands)
Consolidated Statements of Operations:
Interest and investment income	$6,791	$3,738
Interest expense	2,269	2,501

NET INTEREST INCOME	4,522	1,237
Provision for loan losses	909	8

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,613	1,229

OTHER OPERATING INCOME
Discount recognized on payoff of loans	230	—
Gain on sale of loans	—	1,999
Other income	100	14

Total other operating income	330	2,013

OPERATING EXPENSES
Compensation and employee benefits	3,956	3,989
Rent and occupancy	699	490
Loan servicing	287	106
Professional fees	240	112
Real estate owned, net	(37)	(6)
Recapitalization expense	—	974
Other operating expenses	1,214	1,206

Total operating expenses	6,359	6,871

NET LOSS	$(2,416)	$(3,629)

Key Portfolio Statistics

	As of or for the Year Ended December 31,
	2008	2007
	(In Thousands, Except % and Loan Count)
Loan count	346	60
Average loan size(1)	$399	$437
Weighted average LTV(2)	68.0%	71.7%
60+ days past due at end of period	10.7%	13.5%
Annualized charge-offs as a percentage of average net investment in loans	—	—
Unamortized purchase discount	$11,047	$—
Average yield on SBCRE loans(3)	9.17%	9.48%
Average borrowing costs(4)	4.61%	7.11%
Net interest margin(5)	6.00%	3.01%

(1)	Average loan size is UPB, at end of period, divided by loan count.

(2)	The weighted average LTV is computed using the LTV at origination for originated loans and the acquisition LTV at acquisition for acquired loans and is weighted by the UPB, at period end.

(3)	Average yield on SBCRE loans is annualized interest income from SBCRE loans divided by the average investment in SBCRE loans.

(4)	Average borrowing cost is annualized interest expense divided by average warehouse and repurchase facility balance.

(5)	Net interest margin is annualized net interest income from SBCRE loans divided by average net investment in SBCRE loans.

Our net loss for 2008 was approximately $1.2 million lower than 2007 primarily from a $2.4 million increase in net interest income after provision for loan losses, as the impact of our held for investment strategy was realized, offset by no gains on sales of loans as compared to $2.0 million in gains on sales of loans in 2007. In addition, we recorded $1.0 million of recapitalization expenses in 2007. Our net interest margin increased 299 basis points to 6.00% during 2008 compared to 3.01% in 2007 primarily from an increase in the size of our portfolio from loan originations and acquisitions.

Our 2007 net loss resulted from the financial collapse of our only whole loan buyer in August 2007 with whom we had an exclusive forward loan sale agreement. As a result, our gain on sale of loans was negatively impacted and we transitioned our portfolio from held for sale to held for investment. This net loss was primarily from the disruption in our loan sales, expenses related to recapitalizing our company, and a fair value adjustment on loans transferred from held for sale to held for investment.

Interest and investment income.    Interest and investment income increased by $3.1 million to approximately $6.8 million in 2008, from approximately $3.7 million in 2007. This is primarily related to an 85.1% increase in the average size of our loan portfolio in 2008 from originations and acquisitions. In 2008, we originated $53.2 million in loans, and we acquired $52.7 million in performing loans. The discount on the purchase of these loans is being accreted to interest income using the expected cash flows method.

During 2008, and consistent with our intention to build a portfolio of loans held for investment, the average net investment in SBCRE loans increased approximately $32.9 million, to $71.5 million, from the $38.6 million average balance of loans owned during 2007.

	Year Ended December 31,
	2008	2007	Change
	(In Thousands, Except %)
Average net investment in SBCRE loans	$71,513	$38,625	$32,888
Interest income on SBCRE loans	$6,558	$3,663	$2,895
Average yield on SBCRE loans	9.17%	9.48%	(0.31)%
Rate variance			$(121)
Volume variance			$3,016

Total interest income variance			$2,895

The average yield on our SBCRE loans decreased 0.31% to 9.17% during the year ended December 31, 2008 compared to 9.48% during the same period in 2007 primarily from acquiring lower yielding assets in 2008.

Interest expense.     Interest expense related to our warehouse and repurchase facilities decreased by $0.2 million to approximately $2.3 million in 2008, compared to approximately $2.5 million in 2007. The decline in interest expense during 2008 compared to 2007 was mainly the result of lower borrowing rates as our average borrowing costs declined in 2008 by 2.50% to 4.61% from 7.11% during 2007, due to the indexed rate of our borrowing facilities, one-month LIBOR, being lower during 2008 than in 2007. The impact of lower borrowing costs was partly offset by a higher volume of average borrowings during 2008 compared to average borrowings during 2007. This reflects our transition in the third quarter of 2007 from being a seller to a holder of SBCRE loans and our increased borrowing levels under our warehouse and repurchase facilities to fund the loans in the portfolio. During 2008, average borrowings increased by $14.1 million to $49.3 million from $35.2 million in 2007.

	Year Ended December 31,
	2008	2007	Change
	(In Thousands, Except %)
Average warehouse and repurchase facility balance	$49,261	$35,190	$14,071
Interest expense	$2,269	$2,501	$(232)
Average borrowing costs	4.61%	7.11%	(2.50)%
Rate variance			$(880)
Volume variance			$648

Total interest expense variance			$(232)

Provision for loan losses.    During 2008, the provision for loan losses on our loans held for investment was $0.9 million compared to approximately $8,000 in provision taken during 2007. The provision for loan losses recorded during 2008 was primarily due to an increase in estimated inherent losses.

Discount recognized on payoff of loans.    In 2008, two loans accounted for using the expected cash flows method paid in full and we recognized the unamortized purchase discounts of approximately $0.2 million. In 2007, no loans were accounted for under the expected cash flows method.

Gain on sale of loans.    As of December 31, 2008, all of our loans were held for investment. No loans were sold during the year ended December 31, 2008 and we do not expect to return to selling loans to the secondary markets for the foreseeable future. Through September 30, 2007, loans we originated were designated as held for sale, and during the nine months ended September 30, 2007, we sold $145.4 million of loans to third parties and recognized gains of approximately $2.0 million. The average gain on sales during that period was 2.96% before adjustment for deferred loan origination costs. In 2007, we recognized a $0.5 million charge to gain on sale of loans from a fair value adjustment when our portfolio was reclassified as held for investment.

Real estate owned, net.    During 2008, we recognized $37,000 of net operating income and realized gains from REO dispositions as compared to $6,000 in 2007.

Liquidity and Capital Resources

Our liquidity and capital resources include cash, results of operations, borrowings under our warehouse and repurchase facilities and members’ equity. At September 30, 2010, we had liquidity of approximately $11.8 million in cash and available borrowings under our warehouse facility.

Cash and cash equivalents increased approximately $0.8 million from $7.8 million at December 31, 2009 to $8.6 million at September 30, 2010. During the nine months ended September 30, 2010, we received $5.0 million in equity contributions from our members and our operating and investing activities generated $4.6 million of cash and cash equivalents. During 2009, we received $10.0 million in equity contributions from our members and our operating and investing activities generated $1.8 million. During the nine months ended September 30, 2010, due to higher delinquency on our facilities which lowered our available financing, we used $3.8 million from financing activities.

Our operating activities used approximately $2.8 million in cash during 2008 as we transitioned away from selling loans, compared to $13.8 million in net cash provided by operating activities in 2007. During 2007, $128.4 million in loans were originated for sale before we changed our business model to originate loans for investment. We received proceeds of $147.4 million from the sale of loans in 2007.

Net cash used by investing activities in 2008 was approximately $102.7 million primarily from the origination and purchase of loans held for investment compared to $6.2 million of net cash used by investing activities in 2007. During 2008, we originated $53.2 million in new loans (UPB and capitalized loan costs) and we acquired $52.7 million of loans (UPB less the purchase discount).

Net cash provided by financing activities was $96.4 million in 2008 comprised of $37.5 million of capital contributions and a net $58.9 million increase in borrowings under our credit facilities. Net cash provided by financing activities in 2007 was $9.1 million comprised of net capital contributions of $20.6 million partially offset by a net decrease in borrowing under our repurchase facility of $10.8 million. In December 2007, we incurred approximately $1.0 million in recapitalization expenses associated with the capital contribution from Snow Phipps.

Our sources of funds, excluding capital contributions, come primarily from our warehouse and repurchase facilities. During 2008, we entered into two new financing arrangements which supported our loans held for investment, originations and purchase activities.

Total commitments under our credit facilities total $79.7 million and we have outstanding borrowings of $59.5 million as of September 30, 2010. As of September 30, 2010, we had $20.2 million of available capacity under our warehouse facility. The warehouse facility interest rate is calculated at one-month LIBOR plus 3.25%, with an interest rate floor of 5.25%; and matures on July 31, 2011. The repurchase facility interest rate is set at one-month LIBOR plus 2.25% and was floored at 3.75% through November 18, 2010 and at 4.25% thereafter, and matures on November 29, 2011.

The warehouse and repurchase facilities fund less than 100% of the principal balance of the mortgage loans we own requiring us to use working capital to fund the remaining portion. We may need to use additional working capital if loans become delinquent, because the amount permitted to be financed by the facilities may change based on the delinquency performance of the pledged collateral. Substantially all of our loans are pledged as security under these facilities.

All borrower payments on loans financed under the warehouse agreement are received by the lender directly from the loan servicer. All amounts in excess of the interest due are used to reduce the outstanding borrowings under the warehouse facility, which then allows us to draw additional funds on a revolving basis under the facility. Balances outstanding under the repurchase facility are reduced in proportion to the principal payments received on loans financed under the repurchase facility. All of the Company’s loans are pledged as security under the warehouse and repurchase facilities.

The repurchase facility contains customary covenants, including financial covenants that require us to maintain a minimum net worth, a maximum debt-to-net worth ratio, minimum cash and liquidity and positive adjusted net income (which excludes provision for loan loss, REO valuation adjustments and noncash expenses) and have access to at least one additional financing facility. The revolving warehouse facility also contains customary covenants, including financial covenants that require us to maintain a minimum net worth, a maximum debt-to-net worth ratio and minimum earnings before interest, taxes, depreciation and amortization-to-interest expense ratio. If we fail to meet any of the covenants or otherwise default under the facilities, the lenders have the right to terminate the facilities and require immediate repayment, which may require us to sell the collateral pledged under the facilities at less than optimal terms. At September 30, 2010 and December 31, 2009, we were in compliance with these covenants.

Borrowings under the warehouse and repurchase facilities decreased by $8.8 million to $59.5 million at September 30, 2010, from $68.3 million at December 31, 2009. The decrease was primarily due to delinquent loans becoming ineligible for financing under the facilities and a reduction in the overall balance of the portfolio.

We believe the sources of liquidity described above will be sufficient to fund our working capital requirements for the next 12 months.

Contractual Obligations and Commitments

We maintain warehouse and repurchase facilities to finance our SBCRE loans. As of September 30, 2010, we had approximately $59.5 million of financing outstanding and $20.2 million available under our warehouse facility. At September 30, 2010, our warehouse and repurchase facilities had a weighted average borrowing rate of approximately 4.50% and maturities between 10 and 14 months with a weighted average maturity of approximately 12 months. As of September 30, 2010, interest payable on our warehouse and repurchase facilities was $0.2 million.

The following table illustrates our contractual obligations existing at September 30, 2010:

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In Thousands)
LONG-TERM DEBT OBLIGATIONS
Warehouse facility	$29,820	$29,820	$—	$—	$—
Repurchase facility	29,715	—	29,715	—	—
Note payable	—	—	—	—	—

OPERATING LEASE OBLIGATIONS
Minimum lease payments under noncancellable operating leases (excluding sublease income)	427	254	173	—	—

TOTAL	$59,962	$30,074	$29,888	$—	$—

Off-Balance Sheet Arrangements

At no time have we maintained any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance, or special-purpose or variable interest entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have never guaranteed any obligations of unconsolidated entities or entered into any commitment or intent to provide funding to any such entities.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, real estate values and other market-based risks. The primary market risks that we will be exposed to are real estate risk, interest rate risk, market value risk and credit risk.

Real Estate Risk.    Commercial property values are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses.

Interest Rate Risk.    Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

Our operating results will depend, in part, on differences between the income from our investments and our financing costs. Our debt financing is based on a floating rate of interest calculated on a fixed spread over the relevant index, subject to a floor, as determined by the particular financing arrangement.

While we do not currently hedge our interest rate risk, we may attempt to reduce interest rate risk in the future on any outstanding debt and to minimize exposure to interest rate fluctuations thereon through the use of match funded financing structures. When appropriate, we may seek to match the maturities of our debt with the maturities of the assets that we finance and to match the interest rates on our leveraged investments with like kind debt (e.g., floating rate assets are financed with floating rate debt and fixed rate assets are financed with fixed rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies. We expect this approach to help us minimize the risk that we have to refinance our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings.

In the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in credit losses to us, which could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects. Furthermore, such defaults could have an adverse effect on the spread between our interest-earning assets and interest-bearing liabilities.

Market Value Risk.    Traditional warehouse and repurchase facilities have, in the past, established market values of the collateral pledged for financing. When the market value of the pledged collateral decreases, lenders have typically required additional collateral or a cash margin to support the existing borrowings. Our warehouse and repurchase facilities do not routinely establish a market value on the loans pledged under these facilities. However, future facilities we may enter into could have this type of risk.

Credit Risk.    We are subject to credit risk in connection with our investments. The credit risk related to these investments pertains to the ability and willingness of the borrowers to pay, which is assessed before credit is granted or renewed and periodically reviewed throughout the loan or security term. We believe that loan credit quality is primarily determined by the borrowers’ credit profiles and loan characteristics.

Critical Accounting Policies

The following are the critical accounting policies of our predecessor which we have adopted. Changes to these policies as a result of our election to be taxed as a REIT, if any, are noted below.

Revenue Recognition

From our predecessor’s inception to September 30, 2007, we were an originator and seller of mortgage loans. We recorded sales of our SBCRE loans when control over the loans was surrendered to a buyer, or transferee. Control was considered surrendered when (i) the loans were isolated from us, put presumptively beyond our reach and the reach of our creditors, even in bankruptcy or other receivership, (ii) the transferee had the unconstrained right to pledge or exchange the loans, and (iii) we did not maintain effective control over the loans through an agreement that both entitled and obligated us to repurchase or redeem the loans before their maturity or had the ability to unilaterally cause the transferee to return specific assets.

We sold our mortgage loans in whole loan sale transactions on a cash basis, with servicing released. The buyer acquired all future rights to the loans, without recourse to us, except for standard representations and warranties. Gains and losses on whole loan sales were recognized based upon the difference between the proceeds received and the carrying value of the loans.

Since September 30, 2007, we originated and purchased loans for investment, with the first portfolio acquisition completed in August 2008. We have the intent and ability to hold these loans to maturity. At the time the loans were reclassified from held for sale to held for investment, we recorded an adjustment to the carrying value of our portfolio of loans to reflect them at the lower of cost or fair value.

We generate net interest income from the interest earned on our portfolio of SBCRE loans less the borrowing costs from the financing used to originate or purchase those loans. Interest income is accrued on the unpaid principal balance and is discontinued when management believes that, after considering economic and business conditions and collection efforts, the borrower’s financial condition is such that collection of interest is doubtful, or when a loan has been modified under a troubled debt restructuring. Loans are placed on nonaccrual status when they become 60 days or more past due (two payments). Interest income is subsequently recognized only to the extent cash payments are received or when the loan has been placed back on accrual status. When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction of interest income and accrued interest receivable. We amortize purchase discounts and deferred loan origination costs using the level yield method.

Loans Held for Investment

Loans we originate or purchase are classified as held for investment when management has the intent and ability to hold such loans for the foreseeable future or until maturity. Loans held for investment are carried at their outstanding principal balance, adjusted for allowance for loan losses and net deferred loan origination costs, purchase discounts and purchase accounting adjustments.

When we acquire loans at a discount, which is related at least in part to credit, management estimates the timing and extent of expected future cash flows and establishes an accretable yield and a nonaccretable difference. The accretable yield represents the difference between cash flows expected to be collected from the loans and the initial investment in the loans. The nonaccretable difference represents the excess of contractual cash flows over expected future cash flows and is not recognized as an adjustment of yield, loss accrual, or valuation allowance. Subsequent increases in estimated cash flows are recognized prospectively through an adjustment of the yield, while decreases in expected cash flows are recognized as impairment.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level deemed adequate by management to provide for probable and inherent losses in the portfolio. The allowance is based on past loan loss experience, loan portfolio composition and risk, current economic conditions that may affect the borrower’s ability to pay, delinquencies and the underlying collateral value. While management uses available information to estimate losses on loans held for investment, future additions to the allowance may be necessary based on changes in estimates resulting from economic and other conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revisions as more information becomes available. The provision for loan losses is added to the allowance for loan losses. Loans that are deemed uncollectible are charged off and deducted from the allowance for loan losses.

Loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by comparing the fair value of the underlying collateral, net of estimated selling costs, against the carrying value of the loan, including escrow and corporate advances.

Management estimates an allowance for loan losses on the portfolio not identified as impaired through the use of various migration analyses. The migration analyses provide management a range of losses based upon various risk characteristics, including origination vintage, delinquency, geographic distribution, and underlying property type. Additionally, management considers various qualitative or environmental factors to adjust the quantitatively computed inherent losses. Qualitative factors include portfolio delinquency, loss and collateral value trends, and changes in unemployment, gross domestic product, consumer prices, housing data and other leading economic indicators.

Troubled Debt Restructurings

Troubled debt restructurings are renegotiated loans under which borrower concessions have been granted which, we would not otherwise have granted. Restructured loans are returned to accrual status when there has been demonstrated performance, generally evidenced by six months of payment performance in accordance with the restructured terms, or by the presence of other significant factors.

Real Estate Held for Sale

Real estate acquired through foreclosure is initially recorded at the property’s net realizable value at the date of acquisition, establishing a new cost basis. Subsequent to acquisition, valuations are performed by management and the property is carried at the lower of cost or net realizable value. Subsequent operating expenses or income, gains or losses on disposition and provision for losses on real estate held for sale are charged to earnings as incurred.

Real Estate Held as Investment

Real estate held as investment includes real estate acquired through foreclosure that is not being marketed for sale and is (1) being operated, such as rental properties; (2) is being managed through the development process; or (3) are idle properties awaiting more favorable market conditions. At acquisition, real estate held as investment is recorded at the property’s net realizable value. After acquisition, costs incurred relating to the development and improvement of the property are capitalized, whereas costs relating to operating or holding the property are expensed. Subsequent to acquisition, management periodically compares the carrying values of individual properties to the expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected undiscounted future cash flows, the assets are reduced to expected undiscounted future cash flows with a corresponding charge to earnings.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of identifiable assets and liabilities acquired. We perform an annual impairment test for goodwill as of November 30 each year by comparing its fair value (we have only one reporting unit) to the carrying amount of its net assets, including goodwill. Impairment tests performed by us in 2008 and 2009 indicated no impairment of goodwill.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of consolidated income and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates subject to change include determination of the allowance for loan losses, expected future cash flows and impairment of goodwill.

Recent Accounting Pronouncements

The Financial Accounting Standards Board, or FASB, has established the FASB Accounting Standards Codification TM, or Codification, as the single source of authoritative United States generally accepted accounting principles, or GAAP, recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC, under authority of federal securities laws, are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, or ASU, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification. GAAP is not intended to be changed as a result of the Codification, but it will change the way the guidance is organized and presented.

In 2008, we adopted accounting and disclosure guidance issued by the FASB related to fair value measurements. The guidance defines fair value, expands disclosure requirements around fair value and establishes a fair value hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. For some financial instruments or in certain market conditions, observable inputs may not be available. When and if these markets are liquid, the valuation of these financial instruments will use the related observable inputs available at that time from these markets.

In October 2008, the FASB issued additional accounting and disclosure guidance which clarifies fair value measurements in inactive markets and provides an illustrative example of how the fair value of a financial asset is determined in an inactive market. This accounting and disclosure guidance did not have a significant impact on our consolidated financial statements.

In situations in which there is little, if any, market activity for an asset at the measurement date, the fair value measurement objective remains to measure the financial asset at the price that would be received by the holder of the financial asset in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date. In the absence of observable market data, our fair value measurements include our own internal assumptions about future cash flows and appropriately risk-adjusted discount rates that it believes market participants would make in orderly market transactions.

In April 2009, the FASB issued further guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The accounting and disclosure guidance was issued in response to some constituents who indicated that existing accounting standards do not provide sufficient guidance on how to determine whether a market for a financial asset that historically was active is no longer active and whether a transaction is not orderly. Therefore, this guidance focuses on identifying circumstances that indicate a transaction is not orderly. This accounting and disclosure guidance is effective for interim and annual reporting periods ending after June 15, 2009 and does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, comparative disclosures are required only for periods ending after initial adoption. This accounting and disclosure guidance did not have a material impact on the consolidated financial statements.

In February 2007, the FASB issued accounting guidance that permits companies to choose to measure many financial instruments and certain other items at fair value. Once a company chooses to report an item at fair value, changes in fair value are reported in earnings at each reporting date. This accounting guidance became effective for the Company on January 1, 2008, however, we did not elect to measure any of our assets or liabilities at fair value.

In March 2008, the FASB issued disclosure guidance which is intended to enhance current disclosure to (1) better convey the purpose of derivatives in terms of the risks an entity is intending to manage, (2) provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period, (3) provide information on the potential effect on an entity’s liquidity from using derivatives, and (4) help users of the financial statement locate important information about derivative instruments. This disclosure guidance became effective for us on January 1, 2009 and did not have an impact, as we do not have any derivative instruments.

In January 2010, the FASB issued guidance that requires separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and reasons for the transfers and separate presentation of information about purchases, sales, issuances, and settlements in the reconciliation for Level 3 fair value measurements. Additionally, the guidance clarifies existing disclosures regarding level of disaggregation and inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years ending after December 15, 2010 and for interim periods within those fiscal years. We do not expect the adoption of this guidance to have a material effect on our financial condition or results of operations.

In July 2010, the FASB issued disclosure guidance about the credit quality of financing receivables and the allowance for credit losses. The guidance was issued to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate, by portfolio segment or class of financing receivable, certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The disclosure guidance is effective for the first reporting period after December 15, 2010 for public companies, and after December 15, 2011 for nonpublic entities.

BUSINESS

Our Company

We are a Maryland corporation focused primarily on originating and acquiring SBCRE loans. Our predecessor was formed in 2004 to focus exclusively on SBCRE loans, which we define as real estate loans up to $3 million secured by first mortgage liens on the underlying properties. We believe we have the highly-specialized skill set and infrastructure required to originate, acquire and effectively manage SBCRE loans. We intend to grow our portfolio by executing our strategic plan of originating and acquiring SBCRE loans that meet our underwriting and investment guidelines. Concurrent with the completion of this offering, the Company will exchange shares of its common stock for all of the outstanding equity interests of our predecessor. The transaction will be accounted for in accordance with ASC 805-50 – Business Combinations, where the assets, liabilities and equity transferred to the Company are recognized at the acquiree’s carrying value.

As of September 30, 2010, we have originated 1,264 SBCRE loans with an aggregate principal balance of $475.9 million and acquired 128 SBCRE loans with an aggregate principal balance of $69.1 million. At September 30, 2010, our portfolio of 311 SBCRE loans had a UPB of $120.7 million. We believe the dual origination and acquisition strategy allows us to create value across multiple channels, take advantage of investment opportunities presented in every phase of the economic cycle and generate compelling risk-adjusted returns on our investment portfolio. We plan to execute this strategy by utilizing our extensive network of mortgage brokers, investment banks, regional and community banks and other financial institutions developed by our management team, led by our Chief Executive Officer and founder, Chris Farrar.

Conservative underwriting and risk management are the cornerstones of our investment strategy. Our focus on the cornerstones has enabled us to minimize the credit losses through the worst economic crisis since the depression of the 1930’s. We apply a disciplined due diligence and underwriting process to all loans we review, regardless of whether they are originated or acquired. SBCRE loans have a unique blend of residential and commercial real estate characteristics. The borrower is usually an individual and the collateral is commercial real estate, including but not limited to, multi-family, retail, mixed use, warehouse and office property types. We provide long-term permanent financing for commercial properties and do not make construction and/or development loans. We generally avoid special-purpose properties such as churches, assisted living facilities and gas stations. Unlike many larger balance commercial real estate loans that are underwritten to predominantly rely on cash flows from the property to service the debt, we adhere to a more balanced lending standard for SBCRE loans. We consider not only the underlying property, but also the creditworthiness of the borrower. In substantially every instance, the borrowers personally guarantee. Our credit and underwriting philosophy encompasses individual borrower diligence, including credit review, net worth and asset verification, as well as property level diligence, including lease and rent reviews, local market trend assessment and a rigorous valuation process. For these reasons, we believe our underwriting is conservative.

Since inception, we have acquired 39 properties through foreclosure and recognized total losses of $3.0 million, which includes the loss of principal, unreimbursed expenses, including foreclosure expenses, and net operating income or loss while we owned the properties. Total losses represent 17.5% of the $17.3 million we originally invested in these 39 loans.

Our loan portfolio of SBCRE assets, secured by a broad range of commercial properties in 42 states, has longer-dated maturities as compared to large balance commercial real estate loans. At September 30, 2010, 99.5% of our loans, as measured by UPB, were fully-amortizing. The principal amount of a fully-amortizing loan is repaid ratably over the term of the loan, as compared to a balloon loan where all or a substantial portion of the original loan amount is due in a single payment on the maturity date. We believe that fully-amortizing loans face a lower risk of default than balloon loans because balloon loans require the borrower to make interest-only payments during the life of the loan and the principal amount is repaid only when the loan matures. With balloon loans, the borrower often relies on refinancing the loan or selling the property in order to repay the principal. If the borrower is unable to refinance or sell the property, the loan often goes into default. We target SBCRE loans with LTV ratios between 60% and 70% at origination. We believe borrower equity of 30% to 40% provides significant protection against credit losses. As of September 30, 2010, loans we originated and held in our portfolio had a weighted average LTV at origination of 67.4%, and loans we acquired had an acquisition LTV of 67.9%. Additionally, borrowers personally guarantee 98.5% of the loans in our portfolio and have a weighted average credit score at origination of 708. In the United States, credit scores range from 300 to 850, with higher scores indicating more creditworthy consumers than those with lower credit scores. Based on the various credit score ranges used by the different credit bureaus, we consider credit scores between 650 and 720 as “good” and scores higher than 720 “excellent.” Credit scores are generated by third party models that analyze data on consumers to establish patterns believed to be indicative their probability of default. Data analyzed includes, but is not limited to, payment histories, delinquencies on various types of debt, levels of outstanding debt, length of credit history and bankruptcy experience. These metrics are commonly used in our industry and provide a basis for comparison to other loan originators as well as demonstrate the effectiveness of our underwriting process.

We believe that our hands-on service-intensive, or high-touch approach to loan servicing is instrumental to mitigating credit losses. Primary servicing involves payment processing monthly statement generation, tax and insurance processing and other standard administrative responsibilities. Since 2005, most of our loans have been serviced by Litton, a primary loan servicer that is rated by Standard & Poor’s and Fitch Ratings as a small balance commercial loan servicer. In addition, KeyBank, which services approximately $119.3 billion of commercial real estate loans, is a primary servicer for a small portion of our portfolio. We refer to Litton and KeyBank as our third party loan servicers. These relationships provide the expertise, scalability and quality of service to grow our portfolio in a highly cost efficient manner. As our third party loan servicers, Litton’s and KeyBank’s responsibilities include all aspects of loan servicing: sending monthly statements, processing borrower payments, collecting and paying real estate taxes and hazard insurance, tracking all borrower correspondence, conducting collection efforts, processing payoff requests, providing delinquency notices, loan workouts and modifications, managing foreclosure proceedings, reconveyances, liquidations of property acquired by us and reporting on the performance of the loans they service.

Special servicing is required for delinquent loans to mitigate credit losses. We have a dedicated special servicing team that focuses exclusively on resolving delinquencies, augmented by primary servicing from well-established loan servicers. At September 30, 2010, our loan portfolio included 22 modified loans with UPB of $10.8 million, of which $8.2 million was less than 60 days past due. In addition, we do not forgive principal or extend maturity dates on any of our modified loans. Rather, our loan modification techniques focus on providing borrowers with temporary payment relief without extending the maturity date or reducing the principal amount. This typically takes the form of a temporary interest rate reduction and a payment reduction to cover only the interest changes for a period of one to two years. When a loan is modified, all past due interest, fees and advances are added to the principal balance and no portion of the principal balance is forgiven. The interest only payment amount is determined using the new principal balance and the temporarily reduced interest rate. At the end of the interest only period, the interest rate reverts to the rate prescribed in the original note, including future rate changes for adjustable rate mortgages. A new payment amount is determined at the expiration of the interest only payment period using the then principal balance, the original interest rate and the term remaining to the original loan maturity date, to ensure the loan is paid in full at the maturity date without a balloon payment.

We have developed a sophisticated loan monitoring process to manage our loan portfolio. Our proprietary systems utilize information received from our primary servicers on a daily basis to monitor the portfolio, analyze trends and identify potential problem loans as early as possible. In addition to collection efforts of the primary servicers, we initiate direct contact with borrowers to assess and resolve issues. In many cases, our in-house team assumes responsibility for special servicing and develops various loss mitigation strategies, including repayment plans and loan modifications, which include temporary payment relief.

When loans are transferred to us from our primary servicers for special servicing, we register the loans in our FICS ® (Financial Industry Computer Systems, Inc.) commercial servicing software. This software allows us to actively manage information on a loan-by-loan basis, such as tracking payments, insurance, taxes, delinquency status and borrower interactions, and helps us to closely monitor the loans. Each loan is assigned to one of our asset managers. Each of the asset managers is responsible for resolving the delinquency of loans assigned to them. In addition to borrower interactions, our asset managers will also initiate and manage foreclosure proceedings, if they become necessary, and prepare to take ownership of the underlying property. Prior to the foreclosure sale date, we identify and interview prospective property managers and real estate brokers. Once we take ownership, our REO Asset Manager selects a property manager and real estate broker and formulates a plan to manage and sell the property.

Our management team has extensive experience in the financial services and mortgage industries, ranging from 13 to 29 years, including significant experience in commercial and residential lending, structured finance and capital markets. We have successfully navigated both positive and negative economic cycles and retained our core team of experienced professionals in appraisal, underwriting, processing and production, while bolstering our finance and asset management team with professionals possessing extensive experience in financial reporting and real estate management. We believe our in-depth knowledge of this asset class gives us a competitive advantage in the SBCRE market.

Our History

From our inception in June 2004 through September 2007, we were primarily a mortgage loan originator focused on originating assets for sale to various financial institutions. Between 2004 and 2005, we were mostly engaged in originating loans for sale to local and regional banks. In May 2005, Credit-Based Asset Servicing and Securitization LLC, or C-BASS, purchased a minority interest in us and, in connection with that transaction, we entered into a forward loan sale agreement with C-BASS to originate loans eligible for securitizations. In 2006, C-BASS securitized a portfolio of loans with an aggregate principal balance of $122.8 million (C-BASS 2006 SC-1). The pool was comprised solely of SBCRE loans originated by us and sold to C-BASS. Our strategy of originating loans for sale and securitization allowed us to generate an attractive fee income stream and finance the development of our loan origination platform. In early 2007, we began discussions with Snow Phipps to shift our strategy from selling our loan originations to third parties to becoming a company focused on growing a loan investment portfolio on our balance sheet. We believe that over the years and through our origination and underwriting process, we have developed a unique set of capabilities that allows us to build an attractive loan investment portfolio generating a recurring income stream that significantly enhances the enterprise value of our company. We also believe that holding loans on our balance sheet enables us to better manage risk by tracking loan and borrower performance over time, providing us with information that helps us continually improve our underwriting standards.

In December 2007, Snow Phipps purchased a 90.7% ownership interest in us, and subsequently this ownership interest has increased as a result of additional capital contributions to 96.9% at September 30, 2010. In connection with the Snow Phipps investment and our shift in business strategy, we entered into a new warehouse financing facility to hold loans on our balance sheet. In 2008, as distressed sellers provided compelling opportunities to acquire largely performing SBCRE assets at attractive prices, we acquired assets as the risk-adjusted returns on acquisitions became much more attractive than on originated loans. Since the investment by Snow Phipps in 2007 through September 30, 2010, we have grown our loan portfolio by more than $110 million, comprised of $54.7 million of SBCRE loan originations and $69.1 million of SBCRE loans we acquired for $56.1 million. As of September 30, 2010, we have unamortized purchase discounts of $11.1 million related to these acquisitions.

Industry and Market Opportunities

The United States Federal Reserve Bank reports total outstanding commercial mortgage debt of $3.2 trillion as of September 30, 2010; a real estate research and consulting firm estimates that 2009 SBCRE loan originations were $93.3 billion. This firm defines SBCRE loans up to $5 million, compared to our definition of up to $3 million. Traditionally, this has been a highly fragmented industry with most SBCRE lending provided by community and regional banks, as well as specialty lenders that financed their production through the securitization market or private sources of capital.

Substantial exposure to residential mortgages and acquisition, development and construction loans has caused many traditional SBCRE lenders to severely restrict or completely discontinue their commercial mortgage lending activities. Furthermore, many community and regional banks have written down their existing SBCRE portfolios during the economic crisis, which we believe could result in the sale of portfolios to market participants willing and able to aggressively special service the loans. The FDIC continues to seize banks on a weekly basis, a trend we expect to continue over the next 24 months, which will provide additional assets for continued FDIC-sponsored auction opportunities.

We believe the current SBCRE loan market presents attractive investment opportunities. We are one of a few remaining active market participants that focus solely on SBCRE lending, as many of our competitors did not survive the credit crisis. Our extensive network of mortgage brokers, investment banks, regional and community banks and other financial institutions provides us with broad insights to the market as well as multiple origination and acquisition channels.

Acquisition Opportunities

Over the last 20 years, our management team has developed relationships with many financial institutions and intermediaries that have been active SBCRE loan originators and investors. We believe that our experience, reputation, and ability to underwrite and service SBCRE loans makes us an attractive buyer for this asset class, and are regularly asked to review pools of SBCRE loans offered for sale. Since June 2008, we have reviewed $796.9 million of SBCRE loans that met our investment guidelines, bid on $331.8 million of loans that fell within our underwriting guidelines, and successfully acquired $69.1 million through this process.

We believe banks and other financial institutions will continue to sell SBCRE assets to generate liquidity or strengthen capital, in many cases at the direction of bank regulators. Improved liquidity and pricing in the secondary market, since the peak of the economic crisis, presents attractive opportunities for these institutions to decrease their exposure to non-core assets, for which they usually lack the asset management or servicing capabilities.

Additionally, we believe opportunities exist to acquire assets of failed institutions being disposed of by the FDIC who sold $153 million and $1.7 billion of assets identified as commercial real estate loans in 2008 and 2009 respectively. Through November 30, 2010, the FDIC sold two portfolios comprised entirely of commercial real estate loans totaling $2.9 billion through their structured note sale program. Between January 1, 2009 and September 30, 2010, the FDIC assumed control of 267 depository institutions and 860 institutions were on the list of “problem” institutions at September 30, 2010. We expect this trend to continue, if not accelerate, as many smaller regional and community banks struggle with credit exposures and capital requirements. FDIC dispositions should create additional opportunities to acquire loans at discounts or with government provided leverage. We will monitor all potential sources of loans as we expect these opportunities to continue to be present over the next several years.

Origination Opportunities

We intend to reemphasize our strategic focus on making loans directly to borrowers through our origination strategy and see this as a significant channel for growth. Unlike the residential mortgage market, where the top three loan originators control a majority of the loan origination market, the SBCRE mortgage market is highly fragmented. Based on our past experience originating SBCRE loans, we have observed that the SBCRE mortgage market is served by a variety of community and regional banks, specialty finance companies, savings and loan institutions and other mortgage banks, none of whom have a significant percentage of the market. We believe that as the economy strengthens, we will see increased demand for loans directly from borrowers and this increased demand, coupled with the fragmentation of the SBCRE loan market, will provide us with attractive opportunities to deploy capital and originate loans to borrowers with strong credit histories at attractive risk-adjusted returns. From our inception in 2004 through 2008, we emphasized our origination strategy, successfully originating more than 1,250 loans representing approximately $475 million. Based on our historical experience, we believe we are strongly positioned to take advantage of current and future origination opportunities.

Compared to the residential and large commercial real estate loan markets, we believe the SBCRE loan market is underserved due to unique property types requiring tailored underwriting procedures and infrastructure, and low participation by other intermediaries and smaller loan sizes. We believe few banks engage SBCRE lending with the ability to quickly underwrite a wide range of commercial properties and many lack the servicing expertise to effectively manage these loans. We expect lending activities of traditional SBCRE loan market participants to remain constrained, thereby reducing competition, providing us with attractive opportunities to deploy capital at attractive risk-adjusted returns.

Additional Opportunities

Over time, and as market and economic conditions change, we intend to actively adjust our investment strategy to maximize risk-adjusted returns from our investment portfolio. We plan to invest primarily in SBCRE loans, but may also opportunistically invest in other assets across all investment grades (including unrated securities) that are secured by underlying real estate assets that otherwise meet our investment guidelines, such as non-consumer ABS, CMBS or RMBS.

Our Competitive Advantages

We believe that our competitive advantages include the following:

Established and Operating SBCRE Franchise

Over the last six years we have exclusively focused on originating, acquiring and servicing SBCRE loans. SBCRE loans have a unique blend of commercial and residential mortgage characteristics and are secured by a broad spectrum of commercial property types. We believe that properly underwriting this asset class requires a highly-specialized skill set and infrastructure. We have made significant investments in technology and standardized systems to process and efficiently underwrite a large number of loans while maintaining our credit discipline. Our process allows us to analyze both the underlying real estate and the individual borrower.

Specifically, our underwriting process evaluates cash flows from the property, the value of the underlying real estate, market conditions, comparable sales and recent market trends. In addition, we evaluate the borrower and/or guarantor in terms of credit history, assets and net worth, business history, debt burden and operating experience to determine credit worthiness. We believe we have developed the expertise necessary to originate, acquire and special service SBCRE loans, we have a flexible and readily scalable platform to handle large numbers of loans. Our substantial experience positions us to benefit from compelling market opportunities while carefully managing risk.

Internal Management

As an internally-managed REIT, our executives are exclusively dedicated to our business allowing us to maintain greater control over the management and operation of our business than externally-managed

REITs. Our management’s interests are aligned with those of our investors and we are exposed to fewer conflicts of interest than those typically faced by externally-managed REITs, including the potential incentive to grow the portfolio at the expense of asset quality.

Extensive Sourcing Network

We have developed a significant network of SBCRE loan originators, investors, brokers and borrowers. We continue to maintain a nationwide network of broker relationships that we will utilize when we begin originating loans again. As we employ our current strategy of acquiring loans, we expect our relationships with financial institutions and intermediaries to continue to produce opportunities to acquire SBCRE loans. We expect many of these financial institutions to liquidate their SBCRE loan portfolios at discounted prices as they face capital adequacy issues. We believe that our experience, reputation and ability to underwrite and service SBCRE loans makes us an attractive buyer for this asset class, and we are regularly asked to review pools of SBCRE loans available for purchase. Since June 30, 2008, approximately 39% of the loan portfolios reviewed for acquisition were sourced outside a formal auction process.

Disciplined Underwriting Process

We believe our rigorous and comprehensive underwriting process helps us minimize credit losses. We apply a disciplined due diligence and underwriting process to all of the loans in our portfolio, regardless of whether we originate or acquire these loans. Unlike many larger balance commercial real estate loans that are underwritten to predominantly rely on cash flows from the property to service the debt, we adhere to a more balanced lending standard for SBCRE loans. We consider not only the underlying property, but also the creditworthiness of the borrower. Our credit and underwriting philosophy encompasses our individual borrower diligence, including but not limited to credit review, net worth and asset verification, debt burden and operating experience. Since the goal of our process is to understand all aspects of a potential loan and adhere to a balanced lending standard, all factors are considered equally in our analysis.

Our property diligence considers several factors, including but not limited to leases and rent reviews, local market trend assessments and valuation, all of which are given equal weight in our analysis and serve to complement our borrower diligence analysis. We focus on analyzing property values using various third party data sources, including site inspections, appraisals and broker price opinions. We leverage our nationwide network of local appraisers for every loan we originate. Our internal team, led by our Senior Vice President, Real Estate, a licensed commercial real estate appraiser, working with our experienced asset managers, reviews this third party data to develop our own estimate of the underlying collateral value.

Our In-House Special Servicing Results in Successful Loss Mitigation

We have a dedicated special servicing team that, augmented with primary servicing from our loan servicers, focuses exclusively on resolving delinquent loans. We believe that direct management of individual loans is critical to avoiding or minimizing credit losses, and we work with our primary servicers to emphasize disciplined loan monitoring and early contact with delinquent borrowers to resolve delinquencies. We believe this expertise, combined with our outsourced servicing relationships, gives us a distinct competitive advantage over smaller regional and community banks that often lack the infrastructure and scale to appropriately manage SBCRE loans.

While our third party servicers maintain contact with our borrowers, we have developed a sophisticated loan monitoring process to manage our portfolio. Our proprietary systems utilize daily information transmissions received from our primary servicers to monitor the portfolio, analyze trends and identify potential problem loans as early as possible. Using this data, we identify specific loans and, in addition to the contact between our borrowers and primary servicers, we initiate direct contact with borrowers to assess and resolve issues. In many cases during this process, our in-house team takes over as special servicer, registers the loans in our FICS® commercial servicing software and develops various loss mitigation strategies, including repayment plans with modification of loan terms (which can include a temporary payment reduction). At September 30, 2010, there were 22 modified loans remaining in our portfolio of loans held for investment with an unpaid principal balance of $10.8 million, of which $8.2 million was less than 60 days past due. In addition, we have not forgiven principal or extended maturity dates on any of our modified loans. From inception through September 30, 2010, we have acquired 39 properties through foreclosure and recognized total losses of $3.0 million, which includes the loss of principal, unreimbursed expenses, including foreclosure expenses, and net operating income or loss while we owned the properties. Total losses represent 17.5% of the $17.3 million we originally invested in these 39 properties.

In the event none of these solutions are successful or feasible, we will pursue foreclosure and our special servicing team will actively manage the entire process including the sale of REOs. We focus on quickly taking control of properties, securing tenants and curing any deferred maintenance. Our Asset Manager then develops a comprehensive marketing plan to maximize our sales proceeds. We believe this hands-on approach significantly preserves the value of our REOs and helps to minimize loss.

Through our servicing efforts, we also expand our access to a nationwide network of foreclosure attorneys, real estate brokers, industry professionals and other services focused on our asset class, which provides valuable information we utilize in our origination, underwriting and asset management processes. We believe our unique skill set in the special servicing area will continue to lead to acquisition opportunities, as well as provide excellent portfolio management results.

Support from Established Financial Sponsor

We are currently controlled by Snow Phipps who, after the consummation of this offering, will hold     % of our outstanding common stock. We believe that access to Snow Phipps’s investment professionals and their industry expertise provides us with a competitive advantage by helping us continue to build upon a long-term strategy that maximizes enterprise value. Since 2007, Snow Phipps has been instrumental in assisting us with transitioning our business model and investment strategy and helping us identify and take advantage of investment opportunities during the financial crisis. Further, Snow Phipps provides valuable corporate governance advice which will be helpful as we select board members and form various governance committees.

Our Investment Strategy

We seek to maximize returns for our stockholders by constructing and actively managing a diversified portfolio of SBCRE assets. Our investment strategy may include, without limitation, the following:

•	Acquire SBCRE loans and securities sold institutions creditors facing capital adequacy constraints;

•	Capitalize on our SBCRE loan underwriting experience and market analytics to identify investments with pricing dislocations created by distressed sellers that present attractive risk-adjusted returns;

•	Originate assets and take advantage of current market conditions;

•

Maximize total returns with a balance of sustainable cash flow and residual value by focusing on yield that can be sustained over time, which is of paramount concern, particularly in a risk-averse and low interest rate environment such as the current one; and

•

Utilize a prudent amount of leverage, if any, given the risk of the underlying asset’s cash flows and attempt to match the structure and duration of the financing with the underlying asset’s cash flows, including the use of hedging or securitizations, as appropriate.

To implement our investment strategy, we will utilize our expertise to identify attractive investment opportunities within the target asset classes described below, as well as our transaction sourcing, underwriting, execution and asset management and disposition capabilities. The professionals responsible for portfolio management decisions are Christopher D. Farrar, President and Chief Executive Officer, Jeffrey T. Taylor, Executive Vice President Capital Markets, Robert L. Weening, Executive Vice President and Chief Financial Officer, Louay Akel, Chief Credit Officer and Hector M. Rodriguez, Senior Vice President, Real Estate, who together comprise our Investment Committee. Our Investment Committee will implement our investment guidelines and will meet periodically to discuss preferences for assets, property types, geographic locations and other relevant criteria as determined by the Investment Committee. All of our investment decisions will be made with a view toward investing in a diversified portfolio of primarily SBCRE loans and related securities, subject to maintaining our REIT status and exemption from registration under the 1940 Act.

We intend to adjust our investment strategy as market conditions change over time in order to maintain an optimal balance of targeted assets throughout various phases of the economic cycle. We believe there are abundant opportunities within our target assets that present attractive risk-return profiles. However, in order to capitalize on the investment opportunities present in the various other points of an economic cycle, we may expand or change our investment strategy and target assets. We have and will continue to diversify our investment portfolio based on geography and property type. Diversification allows us to avoid concentration risks, as well as to spread our exposure to various economic climates and profiles within submarkets of the United States. We believe that the diversification of our investment portfolio, our ability to acquire, originate and actively manage our target assets and the flexibility of our origination strategy will position us to generate attractive long-term returns for our stockholders in a variety of market conditions. Our investment strategy may be amended from time to time, without the approval of our stockholders if recommended by our Investment Committee and approved by our Board of Directors.

Our Target Assets and Property Types

We intend to invest primarily in SBCRE assets that we will hold on our balance sheet to earn an interest spread between the yield earned on those assets and the cost of capital used to acquire or originate them. We believe that our continued focus on this specific asset class will allow us to mitigate credit losses and realize attractive risk-adjusted returns.

Consistent with our strategy of holding loans for investment, we do not have a formal portfolio turnover policy, and currently do not intend to adopt one. Subject to maintaining our qualification as a REIT and our 1940 Act exemption, we currently expect that we will hold assets that we originate or acquire to maturity.

Based upon existing market conditions, we currently expect that substantially all of our portfolio of target assets will be comprised of SBCRE loans secured by income producing and/or owner/user properties, borrowers with strong credit histories, low LTV ratios and substantial borrower equity in the underlying property. More specifically, we will seek to originate and acquire SBCRE loans having the following characteristics:

Primary Target Asset Class

SBCRE Loans	Mortgage loans up to $3 million secured by first mortgage liens on property that conforms to our investment guidelines

Property Types: Within the SBCRE asset class, we intend to invest in mortgage loans secured by first liens on the following property types:

Multi-family	Traditional apartment buildings, duplexes, condominiums and other properties with five or more units built for use by multiple family groups

Retail	Income producing property from which various types of retail products, merchandise or services are sold by businesses

Mixed Use	Residential apartments combined with office or retail space

Office	Commercial property occupied by professional or business offices

Warehouse	Commercial structures used to hold products and goods for a fee and typically located in industrial areas

Other	Self storage units, mobile home parks, auto services, light industrial, hospitality establishments and other commercial enterprises

Secondary Target Asset Classes	We may also opportunistically invest in other assets across all investment grades (including unrated securities) secured by underlying real estate assets that meet our investment guidelines, such as non-consumer CMBS, ABS and RMBS

Asset Classes We Avoid	We do not make construction loans or lend on undeveloped, vacant or unimproved land. We generally avoid special-purpose properties such as churches, assisted living facilities and gas stations

Concentrations — At September 30, 2010, 28.9% of the principal balance of our portfolio is concentrated in California; however, no other one state represents more than 10% of the principal balance of our portfolio. Property types in our portfolio are also diverse with no single property type representing more than 17% of the portfolio.

Geography — Our portfolio is and will continue to be spread throughout the nation. We have historically, and intend to continue to, avoid rural areas. As of September 30, 2010, our portfolio consisted of SBCRE loans secured by properties in 42 states. As of September 30, 2010, our loan portfolio was most heavily concentrated in California, which represented approximately 28.9% of the unpaid principal balance of our loan portfolio. The majority of this concentration was located in Southern California with the counties of Los Angeles, Riverside, San Diego, San Bernadino, Ventura and Orange representing approximately 21.7% of the total unpaid principal balance of our loan portfolio.

Our investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different economic and capital market environments. As a result, we cannot predict the percentage of our equity that will be invested in any particular asset at any given time.

Credit Characteristics

Our loans typically have the following credit characteristics:

Credit scores and personal guarantees — We seek to originate and acquire SBCRE loans personally guaranteed by borrowers with strong credit histories. For originated loans, we require borrowers or guarantors to have minimum credit scores of 650 and target average credit scores of approximately 700. For acquired loans, we target borrowers or guarantors with credit scores ranging from 650 to 800. In cases where the credit score is not available, we will determine the adequate price reduction necessary to compensate for the risks associated with a low or nonexistent credit score or the absence of a personal guarantee. As of September 30, 2010, our current portfolio had a weighted average credit score at origination of 708.

Loan to value — We target a weighted average LTV range for the portfolio at time of origination of 60% to 70%. Pools of SBCRE loans that we have reviewed typically have LTVs at time of origination ranging from 50% to 80% and we intend to price new acquisitions such that the acquisition LTV would fall within our targeted range of 60% to 70%. As of September 30, 2010, our originated portfolio had a weighted average LTV at origination of 67.4%, and our acquired portfolio had a weighted average acquisition LTV of 67.9%.

Term and interest rate — We expect to acquire or originate fixed rate mortgages, or FRMs, and ARMs with maturities ranging from 5 to 30 years. The targeted loans will have amortization periods of 10 to 30 years. ARM loans generally have a fixed interest rate for a period of 3, 5, 7 or 10 years and then an adjustable interest rate equal to the sum of an index rate, such as LIBOR, plus a margin. FRM loans bear interest that is fixed for the term of the loan. As of September 30, 2010, approximately 58.5% of the loans of our portfolio were ARMs and 41.5% were FRMs, based on UPB. The weighted average margin on ARMs was 4.65% and 87.1% of the ARMs have an interest rate floor equal to the interest rate at loan origination.

Prepayment provisions — The SBCRE loans we originate generally contain prepayment penalty provisions. Prepayment penalties are common in the SBCRE loan market and help protect the expected yield of the loan. When loans are prepaid, the investor loses the potential income that could have been earned from holding the loans through the contractual term, but offset that lost income with the prepayment penalty. In the case where a prepayment penalty provision does not exist or has expired, we adjust our purchase price accordingly. As of September 30, 2010, 92.3% of the loans in our portfolio contain a prepayment penalty provision with a weighted average remaining prepayment penalty duration of 50 months.

Our Financing Strategy

Historically we have utilized modest amounts of leverage, and we intend to adhere to that strategy going forward. At September 30, 2010, our debt-to-equity ratio was 0.86 to 1. As market conditions improve, we may increase leverage on our investments with an amount of debt we deem prudent. Given current market conditions, to the extent that we use borrowings to finance our assets, we currently expect that such leverage would not exceed, on a debt-to-equity basis, a 4 to 1 ratio. Our decision to use leverage to finance our assets will be based on our assessment of a variety of factors, including, among others, the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the availability of credit at favorable prices, the credit quality of our assets and the outlook for our borrowing costs relative to the interest income earned on our assets.

Our financing sources will initially include the net proceeds of this offering and the remaining capacity on our credit facilities. As of September 30, 2010, we had $20.2 million of available capacity under our warehouse facility. Going forward, and subject to maintaining our qualifications as a REIT and our 1940 Act exemption, our financing sources may include borrowings in the form of additional bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities, structured financing arrangements and public and private equity and debt issuances, in addition to transaction or asset-specific funding arrangements. We intend to use leverage primarily to finance our portfolio and not for speculating on changes in the level of interest rates. We are not required to employ specific debt levels, and we believe the appropriate leverage for the particular assets we may finance depends on the factors discussed above.

We expect to finance our loan portfolio with equity and our financing arrangements and then, to the extent possible, we may use securitization as long-term financing. We do not, however, plan to structure any securitizations as sales or utilize off-balance sheet vehicles. We believe using securitizations to finance our SBCRE loans fits well with our strategy of holding interest-earning assets over the long-term. This type of financing structure more closely matches the asset duration with the duration of the financing.

Risk Management

Risk management is a significant component of our strategy to deliver consistent risk-adjusted returns to our stockholders. Subject to maintaining our qualification as a REIT and our exemption from registration under the 1940 Act and as part of our risk management strategy, we will closely monitor our investment portfolio and actively manage the credit, financing, interest rate and servicing risks associated with holding a portfolio of our target assets.

Credit Risk Management

We retain the risk of potential credit losses on the assets in our portfolio, whether originated or acquired. We seek to manage this risk through our loan level pre-origination and pre-acquisition due diligence and underwriting processes. We employ the same disciplined credit risk management techniques and underwriting policies whether we originate or acquire SBCRE loans. Prior to originating or investing in any particular asset, our experienced underwriting team undertakes a rigorous asset-level due diligence process, involving intensive data collection, review and analysis, to ensure that we understand the state of the market and the risk-reward profile of the asset. For originated loans, we employ standard documentation requirements and require appraisals prepared by local independent third party appraisers selected by us, which are internally reviewed and discounted in the underwriting process, as necessary, by our in-house licensed appraiser. Our approach to credit risk management combines underwriting assumptions with direct knowledge of local market conditions and loan performance results. We generally seek to originate SBCRE loans to borrowers that have credit scores of at least 650 who personally guarantee the loans and have at least 25% equity in the properties securing the loans. We generally avoid lending on properties that are special-purpose in nature, and we require properties to be in or near metropolitan statistical areas. We also avoid lending to start-up companies and typically require businesses utilizing the property securing our loan to have been operating for at least two years. In addition, we use various third party risk tools to identify and minimize potential fraud. When acquiring loans, we will evaluate counterparty risk in each transaction. We will seek to have sellers provide representations and warranties on loans we acquire, and if we are unable to obtain representations and warranties, we will factor the increased risk into the price we pay for such loans. We have maintained our underwriting policies since 2004 and we review and revise these policies from time to time as market conditions change. In 2008, we increased our minimum credit score for all borrowers to 650, and we increased the minimum credit score from 650 to 700 for those borrowers seeking maximum LTV ratios. Loan performance feedback shapes our credit policy and risk guidelines as we continually monitor our performance both at the portfolio and individual loan level.

Asset Management

We recognize the importance of active asset management in successful mortgage investing, and we have a dedicated team of professionals that manage credit, appraisal/valuation, legal/title, servicing and REO risks. When underwriting loans, we evaluate the cash flow of the property, the value of the real estate underlying the loan, market conditions, comparable sales and recent trends. In addition, we evaluate the borrower and/or guarantor’s credit history, assets and net worth, business history, debt burden and operating experience to determine creditworthiness. In conjunction with our third party loan servicers, we regularly analyze causes of delinquency, causes of default, results from REO sales and geographic trends, so we are continually managing risk and improving our overall investment process. We employ our special servicing techniques to mitigate credit losses in our portfolio. Our in-house special servicing team works closely with our servicers to deliver high-touch servicing techniques, which include assisting borrowers with workouts, modifications and/or repayment plans to avoid placing borrowers into foreclosure. The SBCRE asset class is unique in combining characteristics of commercial and residential real estate, and we believe our high-touch approach to servicing these loans is crucial to successful risk management and portfolio performance over the long-term.

Interest Rate Risk

Our interest rate risk arises from the mismatch of interest rate changes between our financing sources that have variable interest rates that adjust daily and monthly and the fixed rate mortgage loans and adjustable rate mortgage loans during their initial fixed period assets in our portfolio and the mismatch of the maturities of our debt obligations and our assets. Subject to maintaining our qualification as a REIT for United States federal income tax purposes and our exemption from registration under the 1940 Act, we plan to reduce interest rate risks and to minimize exposure to interest rate fluctuations through the use of match funded financing structures, when appropriate or possible, to match the maturities of our debt obligations with the maturities of our assets and match the interest rates on our investments with like kind debt (i.e., floating rate assets are financed with floating rate debt and fixed rate assets are financed with fixed rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies. We expect this to allow us to minimize the risk of refinancing our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings.

Financial Management

We have certain financial covenants in our credit facilities that require us to maintain appropriate levels of cash and liquidity. We monitor various financial reports to ensure compliance with these financing covenants and requirements. We actively monitor cash and liquidity to ensure that changes in our portfolio will not cause us to fall below the minimum thresholds in our credit facilities. In addition, our management meets frequently to update our allowance for loan losses and our compliance with accounting guidelines to estimate expected losses. Additionally, we have outsourced our internal audit function, which will report directly to the Audit Committee and will perform an important function in maintaining financial and internal controls.

Investment Guidelines

Our Board of Directors intends to adopt the following investment guidelines:

•	Our investments will be in our target asset classes, with each underlying loan having an initial principal balance up to $3 million;

•

We will seek to maintain a diversified portfolio of SBCRE loans secured by first liens on a broad spectrum of commercial property types such as multi-family, office, retail, mixed use and other commercial properties;

•	We will seek to maintain a geographically diverse portfolio secured by properties located in or near major metropolitan statistical areas;

•

We will target borrowers having credit scores between 650 and 800. SBCRE loans considered for acquisition that have not utilized a credit score in the initial underwriting will be evaluated on a loan by loan basis;

•	We will require personal guarantees on the loans we originate. When we acquire loans, personal guarantees may not be in place, which is considered in the underwriting process;

•

We will typically require borrowers to have at least 25% equity in the properties securing the loans we originate, targeting LTVs of between 60% and 70%. When we acquire loans, we intend to price the loans such that their acquisition LTV is between 60% and 70%;

•

When originating loans, we will include prepayment penalty provisions which seek to offset the loss of income that would have been earned from holding that loan to maturity had the borrower not prepaid the loan. When we acquire loans, prepayment penalties may not be in place or the loan may be outside the prepayment period, which is considered in the underwriting and pricing process;

•	No investment shall be made that would cause us to fail to qualify as a REIT for federal income tax purposes;

•	No investment shall be made that would cause us to be regulated as an investment company under the 1940 Act; and

•

Until appropriate investments can be identified, we may invest the proceeds of this and any future offerings in interest-bearing, highly rated short-term investments, including United States treasuries, money market accounts and/or funds, that are consistent with maintaining our REIT status and our exemption from registration under the 1940 Act.

These investment guidelines may be changed from time to time by our Board of Directors (which must include a majority of independent directors) without the approval of our stockholders. We expect to disclose any material changes to our investment guidelines in our periodic and regular reports that we will file pursuant to the Securities Exchange Act of 1934, or the Exchange Act.

Tax Structure

We have elected to be taxed as a REIT for federal income tax purposes. Our qualification as a REIT depends upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock. We believe that we were organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and that our current and proposed manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for federal income tax purposes.

As a REIT, we generally will not be subject to federal income tax on the REIT taxable income we distribute to our stockholders annually. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to federal income tax at regular corporate rates, and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lose our qualification. Even if we qualify for federal taxation as a REIT, we may be subject to some federal, state and local taxes on our income. Our TRS will be a regular, domestic taxable corporation that is subject to federal, state and local income tax on its income. Any dividends received by our stockholders from us, with limited exceptions, will not be eligible for taxation at the preferred rates that currently apply to dividends received by taxpayers taxed at individual rates from taxable corporations.

Investment Company Act Exemption

We operate our business so that we are exempt from registration under the 1940 Act. We rely on the exemption provided by Section 3(c)(5)(C) of the 1940 Act. We will monitor our portfolio periodically and prior to each investment to confirm that we continue to qualify for the exemption. To qualify for the exemption, we must make investments so that at least 55% of the assets we own, on an unconsolidated basis, consist of qualifying mortgages and other liens on and interests in real estate, which we refer to as qualifying real estate assets, and so that at least 80% of the assets we own on an unconsolidated basis consist of real estate-related assets, including our qualifying real estate assets.

We do not expect that our interest in our subsidiaries, our predecessor and the TRS we intend to form, will constitute qualifying real estate assets or real estate-related assets for purposes of the 1940 Act. We expect our predecessor and the TRS we intend to form will not register as investment companies in reliance upon Section 3(c)(7) of the 1940 Act, which is available to companies that do not make a public offering and that issue securities exclusively to qualified purchasers. Qualification for this exemption limits our ability to make certain investments.

Policies with Respect to Certain Other Activities

If our Board of Directors determines that additional funding is required, we may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to provisions in the Internal Revenue Code concerning distribution requirements and the taxability of undistributed REIT taxable income) or a combination of these methods. In the event our Board of Directors determines to raise additional equity capital, it has the power, without stockholder approval, to authorize us to issue additional common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time. In addition, we may borrow money to finance the acquisition of investments. We intend to use traditional forms of financing, such as repurchase agreements. We also may utilize structured financing techniques to create attractively priced non-recourse financing at effective borrowing costs that are lower than that provided by traditional sources of financing and that provide long-term, floating rate financing. Our investment guidelines and our portfolio and leverage are periodically reviewed by our Board of Directors. We will not underwrite the securities of other issuers. These policies, including our investment guidelines, may be changed from time to time by our Board of Directors (which must include a majority of independent directors) without the approval of our stockholders. We expect to disclose any material changes to these policies in our periodic and regular reports that we will file pursuant to the Exchange Act.

Competition

We compete with numerous regional and community banks, specialty finance companies, savings and loan associations, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders and other entities, and we expect that others may be organized in the future. The effect of the existence of additional REITs and other institutions may be increased competition for the available supply of SBCRE assets suitable for purchase, which may cause the price for such assets to rise. Additionally, origination of SBCRE loans by our competitors may increase the availability of SBCRE loans which may result in a reduction of interest rates on SBCRE loans.

We have exclusively focused on the SBCRE asset class since our inception and have developed a flexible, cost efficient platform that allows us to originate and acquire loans to take advantage of the market opportunities provided in any phase of the economic cycle. We seek to manage credit risk through our loan-level pre-origination or pre-acquisition due diligence and underwriting processes, which as of September 30, 2010 has limited the amount of realized losses. From inception through September 30, 2010, we have acquired 39 properties through foreclosure and recognized total losses of $3.0 million, which includes the loss of principal, unreimbursed expenses, including foreclosure expenses, and net operating income or loss while we owned the properties. Total losses represent 17.5% of the $17.3 million we originally invested in these 39 properties. Our experience with the SBCRE asset class, our flexible platform and history of loan loss mitigation may provide us with a competitive advantage over other companies with a similar focus. Additionally, we are exclusively focused on the unique SBCRE asset class which may provide us with a competitive advantage over several of our newer REIT competitors that are focused on broader classes of residential and commercial assets.

Licensing Requirements

While we are not required to obtain licenses to purchase ABS or CMBS, we may be required to be licensed for us to purchase SBCRE loans or to originate SBCRE loans in various jurisdictions in which we will conduct our business. If we are required to obtain additional licenses to originate or acquire SBCRE loans, the process may be costly and could take several months. There is no assurance that we will obtain the licenses required or that we will not experience significant delays in seeking these licenses. Furthermore, we may be subject to various reporting and other requirements to maintain these licenses, and there is no assurance that we may satisfy those requirements. Our failure to maintain or obtain licenses may restrict our investment options and could harm our business. We may consummate this offering even if we have not yet obtained all required licenses. We intend to be licensed in those states where licenses are required for us to purchase SBCRE loans as soon as reasonably practicable after the offering.

Professional Staff and Employees

As of September 30, 2010, we had 19 employees. None of our employees are represented by a labor union.

Properties

We do not own any materially important properties. Our corporate headquarters are located in leased space at 30699 Russell Ranch Road, Suite 295, Westlake Village, CA.

Legal Proceedings

We and our predecessor are also subject to various other legal proceedings and claims arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, our management believes that the final disposition of such matters will not have a material adverse effect on our business, financial position, results of operations or cash flows.

MANAGEMENT

Directors and Officers

The following table sets forth the names, ages and positions of our directors and officers upon completion of this offering. We expect to add three additional independent directors prior to the completion of this offering.

Name	Age	Position(s)
Christopher D. Farrar	44	Chief Executive Officer, President and Director

Robert L. Weening	52	Executive Vice President and Chief Financial Officer

Jeffrey T. Taylor	42	Executive Vice President, Capital Markets

Louay Akel	38	Chief Credit Officer

Hector M. Rodriguez	37	Senior Vice President, Real Estate

Joy L. Schaefer	51	Chairperson of the Board of Directors

Alan H. Mantel	47	Director

Biographical Information

Christopher D. Farrar serves as our Chief Executive Officer, President and Director and is a founding member of our predecessor. Mr. Farrar was appointed to our Board of Directors because of his extensive operating experience and history with our predecessor and his management skills. Prior to co-founding our predecessor in June 2004, Mr. Farrar formed Worth Funding, a mortgage banking firm that grew in production from $2 million to over $150 million. Mr. Farrar sold his interest in Worth Funding in 2002 to New Century Financial. Previously, Mr. Farrar served as Senior Vice President of United States Production at Weyerhaeuser Mortgage Company from 1997 to 1999, managing over 1,700 associates located in 10 regions throughout the country. Prior to his tenure at Weyerhaeuser, Mr. Farrar served as a Vice President for Namco Capital, originating commercial real estate loans. Mr. Farrar has an extensive background in finance, lending, raising capital and business operations. Mr. Farrar received a Bachelor of Science degree in Business Administration from Pepperdine University and is a licensed California Real Estate Broker.

Jeffrey T. Taylor serves as our Executive Vice President, Capital Markets and is a founding member of our predecessor. Prior to co-founding our predecessor in June 2004, Mr. Taylor served as a Vice President with BayView Financial Trading Group, where he managed the Northern California, Oregon and Washington markets for the commercial lending group. Previously, Mr. Taylor served as Vice President of Operations for 2dmkt.com, an Internet start-up that created a platform for trading commercial real estate loan portfolios on the Internet. In addition, Mr. Taylor worked for two different opportunity funds that purchased Resolution Trust Corporation and FDIC loan portfolios from 1992 to 1998. Mr. Taylor has more than 17 years of experience in the secondary mortgage market. Mr. Taylor received a Bachelor of Arts degree from the University of California, Santa Cruz in Economics and History and a Masters degree from the University of Southern California in Real Estate Development.

Robert L. Weening serves as our Executive Vice President and Chief Financial Officer. Prior to joining our predecessor in March 2008, Mr. Weening served as Vice President of Financial Planning and Analysis at Credit-Based Asset Servicing and Securitization LLC from 1998 to 2007, where he created the organization’s management reporting and strategic planning function that linked the organization’s goals and objectives to their annual budgeting process. Previously, Mr. Weening was Director of Client Finance at Cendant Mobility from 1995 to 1998, where he successfully integrated the pricing departments of

Coldwell Banker Relocation and Western Relocation with PHH Relocation. Prior to his tenure at Cendant Mobility, Mr. Weening was Manager of Financial Planning and Analysis at Prudential Relocation from 1992 to 1995. Previously, Mr. Weening also spent four years as a product manager and business analyst and three years in Global Audit at Chase Manhattan Bank from 1985 to 1992. Mr. Weening received a Bachelor of Science degree in Economics and Business Administration from Wagner College and a Master of Business Administration degree in International Finance and Marketing from the Pace University Lubin School of Business.

Louay Akel serves as our Chief Credit Officer. Prior to joining our predecessor in August 2005, Mr. Akel served as a Senior Underwriter at Washington Mutual Bank from 2003 to 2005. Previously, Mr. Akel served as a Senior Underwriter at Federal Mortgage of Connecticut from 1997 to 2003. Mr. Akel received a Bachelor of Science degree in Finance from Manhattanville College and is a licensed Real Estate Agent and Appraiser in the state of Connecticut.

Hector M. Rodriguez serves as our Senior Vice President, Real Estate. Prior to joining our predecessor in July 2008, Mr. Rodriguez served as a Senior Analyst at Interbay Funding from 2002 to 2008, where he was responsible for the production of desk reviews and ordering broker price opinions for complex properties in the western United States. Previously, Mr. Rodriquez served as an appraisal officer at City National Bank. Mr. Rodriguez has over 13 years of experience in the financial services industry and has specialized as a commercial appraiser for the last ten years. Mr. Rodriguez has attended Los Angeles Valley College and is a Certified General Appraiser.

Joy L. Schaefer serves as Chairperson of our Board of Directors. Ms. Schaefer is also the sole member, manager and president of Golden Eagle Advisors, LLC, which has provided advisory services to Snow Phipps and certain of its portfolio companies since 2005, as well as an operating partner of Snow Phipps. Ms. Schaefer became the chairperson of our predecessor in December 2007. Ms. Schaefer was appointed as Chairperson of our Board of Directors because of her extensive experience providing financial advisory services, including in connection with asset classes encompassing residential and multi-family mortgages and home equity lending, and her knowledge of financial and accounting matters. Ms. Schaefer spent the majority of her career at Westcorp Inc. and its family of companies, holding different functional positions during her thirteen years at WFS Financial Inc. and Western Financial Savings Bank. Most recently, Ms. Schaefer was President and COO of Westcorp from 1999 through 2002, Vice Chairman and CEO of WFS Financial Inc. from 1997 through 2002 and Senior Executive Vice President and COO of Western Financial Bank from 1995 through 2002. Ms. Schaefer has a broad range of experience in a variety of asset classes, most notably auto finance, but also residential mortgages, multi-family mortgages and home equity lending. Previously, Ms. Schaefer was a manager for Ernst & Young LLP on the audit and consulting side of the Financial Institutions practice. Ms. Schaefer received a Bachelor of Science degree in Accounting from Illinois Wesleyan University.

Alan H. Mantel is a Director. Mr. Mantel is also a Partner of Snow Phipps and has served in such capacity since its inception in 2005. Mr. Mantel was appointed to our Board of Directors because of his extensive experience in the financial services sector, including leveraged and structured finance, and his background with and knowledge of accounting principles. Previously, Mr. Mantel was a Managing Director in the Leveraged Finance department at Credit Suisse from 2000 to 2004. Mr. Mantel held a similar position at Donaldson, Lufkin & Jenrette Inc., or DLJ, prior to its merger with Credit Suisse. With over 20 years on Wall Street, Mr. Mantel developed expertise across a wide array of investment banking disciplines including corporate finance, financial advisory services and structured finance. Prior to joining DLJ, Mr. Mantel was a Senior Accountant and Certified Public Accountant at Ernst & Young LLP from 1985 to 1988. Mr. Mantel received a Bachelor of Science degree in Accounting from the State University of New York at Albany and a Master of Business Administration degree in Finance from the University of Chicago.

There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors after this Offering

Prior to the completion of this offering, we intend to increase the number of directors and appoint a number of additional, independent directors to our Board of Directors. Within 12 months of this offering, we will appoint a majority of independent directors in accordance with the requirements of the NYSE and the regulations of the SEC.

Our charter provides that our Board of Directors will consist of such number of directors as may from time to time be fixed by our Board of Directors in accordance with our Bylaws. Our Bylaws provide that the number of directors will not be less than the minimum number required under Maryland law or more than eleven. Pursuant to the terms of the stockholders agreement we intend to enter into with Snow Phipps, for so long as Snow Phipps and its affiliates continue to hold: (1) at least 30% of our outstanding common stock, it will have the right to designate four director nominees; (2) less than 30% but at least 20% of our outstanding common stock, it will have the right to designate three director nominees; (3) less than 20% but at least 10% of our outstanding common stock, it will have the right to designate two director nominees; and (4) less than 10% but at least 5% of our outstanding common stock, it will have the right to designate one director nominee. Once Snow Phipps and its affiliates hold less than 5% of our outstanding common stock, it will have no right to designate director nominees pursuant to the stockholders agreement. Each director will serve until our next annual meeting of our stockholders and until their successors are duly elected and qualify or until the director’s earlier death, resignation or removal. For a description of our Board of Directors, see “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws — Number of Directors; Vacancies; Removal.”

Committees of the Board of Directors

We anticipate that, prior to the completion of this offering, our Board of Directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, and our Board of Directors intends to adopt new charters for its committees that comply with current federal and NYSE rules relating to corporate governance matters.

Audit Committee

The Audit Committee will be comprised of             ,             and             , each of whom will be an independent director and “financially literate” under the rules of the NYSE.              will chair our Audit Committee and serve as our Audit Committee financial expert, as that term is defined by the Sarbanes-Oxley Act.

The purpose of the Audit Committee will be to assist our Board of Directors in overseeing and monitoring:

•	Our financial reporting, auditing and internal control activities, including the quality and integrity of our financial statements;

•	Our compliance with legal and regulatory requirements;

•	Our independent registered public accounting firm’s qualifications and independence; and

•	The performance of our internal audit team and our independent registered public accounting firm.

The Audit Committee will also be responsible for engaging our independent registered public accounting firm, reviewing with our independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by our independent registered public accounting firm, considering the range of audit and non-audit fees, reviewing the adequacy of our internal accounting controls and preparing the Audit Committee Report that is included in our annual proxy statement.

Compensation Committee

The Compensation Committee will be comprised of             ,             and             , each of whom will be an independent director under the rules of the NYSE.              will chair our Compensation Committee.

The Compensation Committee will be responsible for approving, administering and interpreting the compensation arrangements and benefit policies of our executive officers, including our executive officer incentive programs. It will review and make recommendations to our Board of Directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. The Compensation Committee will also be responsible for reviewing and approving all of our equity-based compensation plans, implementing, administering and interpreting all equity-based and similar compensation plans to the extent provided under the terms of such plans, including the power to amend such plans, and reviewing and approving awards of shares or options to our executive officers and employees pursuant to our equity-based plans.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be comprised of             ,             and             , each of whom will be an independent director under the rules of the NYSE.              will chair our Nominating and Corporate Governance Committee.

The purpose of the Nominating and Corporate Governance Committee will be to oversee our governance policies, nominate directors for election by stockholders, nominate committee chairpersons and, in consultation with the committee chairpersons, nominate directors for membership on the committees of the Board of Directors. It will also exercise general oversight with respect to the governance and performance of our Board of Directors, as well as corporate governance matters applicable to us and our employees and directors. In addition, the Nominating and Corporate Governance Committee will assist our Board of Directors with the development of our Corporate Governance Guidelines.

Director Compensation

During 2009, we did not grant any equity awards or pay any other compensation to our non-employee directors.

Pursuant to the operating agreement with our predecessor, Snow Phipps is entitled to an annual monitoring fee not to exceed $200,000 per year. During the 2009 fiscal year, Ms. Schaefer served as our Nonexecutive Chairperson and we paid this monitoring fee directly to her, which reduced the amounts otherwise owed to her by Snow Phipps. See “Certain Relationships and Related Party Transactions —Arrangements with Joy L. Schaefer.” Effective January 1, 2009, the monitoring fee was $200,000 per year, payable monthly. Ms. Schaefer is an operating partner of Snow Phipps and is directly involved with all our major strategy decisions. Ms. Schaefer also received a grant of 1,709,765 Class B time-vesting units under our 2007 Equity Incentive Plan on January 8, 2008, which vest in three equal installments on each of the first three anniversaries of the date of grant. The Class B units will also vest in full upon the occurrence of a change in control, a liquidation or the sale of all or substantially all of our assets. However, Ms. Schaefer’s Class B units remain subject to the applicable distribution thresholds which have not been achieved to date. As described below in “Equity-Based Awards,” all Class B unit awards were accounted for under ASC 718 with a de minimis value ascribed to the grants. Accordingly, these awards do not appear in the director compensation table above.

Our other non-employee director does not receive any compensation from us.

Conflicts of Interest

Our charter provides that our directors who are also employees or affiliates of Snow Phipps may engage in similar activities or lines of business as us. Our charter provides that no Snow Phipps employees or affiliates, including those persons who are also our directors, have any obligation to refrain from (1) engaging directly or indirectly in the same or similar business activities or lines of business as us or developing or marketing any products or services that compete, directly or indirectly, with us, (2) investing or owning any interest in, or developing a business relationship with, any person or entity engaged in the same or similar business activities or lines of business as, or otherwise in competition with, us or (3) doing business with any of our clients or customers. In addition, our charter provides that we have waived any interest or expectancy in any business or other opportunity that becomes known to a director of ours who is also a Snow Phipps employee or affiliate unless the opportunity becomes known to that individual solely in his or her capacity as our director.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

For the fiscal year ended December 31, 2009, the following individuals were our Named Executive Officers, or NEOs, including our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers who were serving as executive officers on December 31, 2009:

Christopher D. Farrar, President and Chief Executive Officer (our Principal Executive Officer)

Robert L. Weening, Executive Vice President and Chief Financial Officer (our Principal Financial Officer)

Jeffrey T. Taylor, Executive Vice President — Capital Markets

Hector M. Rodriguez, Senior Vice President — Real Estate

Louay Akel, Chief Credit Officer

Overview of Compensation Policies and Objectives and Role of Our Compensation Committee

Prior to this initial public offering, our predecessor has been privately held, operating under the direction of its Chief Executive Officer, our majority equityholder, Snow Phipps, and our predecessor’s Board of Managers, or the Board of Managers. Our predecessor did not have a formal Compensation Committee; however, the nonexecutive members of the Board of Managers, or the Nonexecutive Managers, led by the Nonexecutive Chairperson, performed the function of a typical compensation committee.

Our general compensation arrangements are guided by the following principles and business objectives:

•	Align the interests of our executive officers with our interests by tying long-term incentive compensation to financial and operations performance and ultimately to the creation of franchise value;

•

Attract and retain high caliber executives and key personnel by offering total compensation that is competitive with that offered by similarly situated companies and rewarding outstanding personal performance; and

•	Support business growth, superior financial results, and integrity of conduct.

Historically, we have generally not used, and have not had the need to use, many of the more formal compensation practices and policies employed by publicly traded companies subject to the executive compensation disclosure rules of the Securities and Exchange Commission and Section 162(m) of the Internal Revenue Code.

Our executive compensation arrangements will be administered in the future by the Compensation Committee of our Board of Directors, which will be comprised of             ,              and             . See

“Management — Committees of the Board of Directors — Compensation Committee.” The Compensation Committee will consult with the Board of Directors in determining the compensation package of our Chief Executive Officer and will determine compensation for the other Named Executive Officers (as defined and discussed in more detail below) by considering, among other things, market trends, as well as the recommendations of our Chief Executive Officer. The Compensation Committee will, however, be solely responsible for making the final decisions related to compensation for the Named Executive Officers.

Compensation Decision-Making

We have relied, and will continue to rely, on our judgment in making compensation decisions after reviewing our performance, including our short- and long-term strategies, current economic and market conditions, and carefully evaluating an executive’s performance during the year against established goals, leadership qualities, operational performance, business responsibilities, the executive’s career with us, current compensation arrangements and long-term potential to enhance franchise value. Our main objective in establishing compensation arrangements has been and will be to set criteria that are consistent with our business strategies. Generally, in evaluating performance, we have and will continue to review the following criteria:

•	Strategic goals and objectives, such as loan acquisitions, loan originations and profitability;

•	Individual management objectives that relate to our strategies;

•	Achievement of specific operational goals of the executive officers, including portfolio management and portfolio earnings; and

•	Supporting our corporate values by promoting compliance with internal ethics policies and legal obligations.

Our executive compensation programs and policies have and will continue to depend on the position and responsibility of each executive officer and will remain consistent with our objectives. However, we do not specifically weigh these goals and objectives in our assessment of executive compensation arrangements, and we may not rely on these goals exclusively in making compensation decisions.

In the past, we have had a mix of guaranteed and performance-based compensation, and will in the future, strive to achieve an appropriate mix between these two types of compensation, as well as an appropriate balance between cash and equity-based compensation. Prior to this offering, the mix of compensation elements was primarily designed to reward past performance and the enhancement of franchise value; however, we did not assign any specific weight to any element of total compensation. Going forward, we expect to design our compensation packages to not only reward past performance, but also to proactively encourage long-term future performance through a combination of cash and equity incentive awards.

Role of Our Chief Executive Officer in Compensation Decisions

For fiscal year 2009, our Chief Executive Officer’s compensation package was reviewed and approved by the Nonexecutive Managers after receiving input from our Chief Executive Officer on his overall compensation package. Compensation for all other employees, including the other Named Executive Officers, was determined by the Chief Executive Officer with input from the Nonexecutive Managers.

Generally, the compensation packages of our Named Executive Officers were determined as a result of arm’s length negotiations at the time they commenced employment with us. Specifically, Messrs. Farrar and Taylor negotiated their compensation packages with Snow Phipps at the time it made its investment in our predecessor, and our remaining Named Executive Officers negotiated their compensation packages with our Chief Executive Officer and the Nonexecutive Managers thereafter. Base salaries and equity awards were negotiated at levels commensurate with each executive’s position and scope of responsibilities in the commercial mortgage industry, taking into account our strategic goals and financial condition. While Snow Phipps, our Nonexecutive Managers and our Chief Executive Officer took into consideration various factors in negotiating the executive compensation packages, no specific methodology or decision-making process was utilized in making such decisions.

Our Chief Executive Officer participates in all meetings of the Nonexecutive Managers during which executive compensation matters are discussed, except to the extent that his own compensation is discussed. In making decisions with respect to the compensation of our Named Executive Officers (except his own) and in making recommendations to our Nonexecutive Managers regarding his own compensation, our Chief Executive Officer evaluates the totality of each executive’s compensation package, giving consideration to a variety of factors (none of which is individually weighted), including (i) each executive’s performance, (ii) our financial performance, and (iii) his personal knowledge of the market for executive talent developed through his business experience, contacts in the small balance commercial real estate industry and other publicly available information.

For the 2009 fiscal year, our Chief Executive Officer and the Nonexecutive Managers, in accordance with the decision-making responsibilities set forth above, determined that no changes to the compensation packages of our Named Executive Officers were warranted, with the exceptions of the grant of 100,000 Class B units to Mr. Hector Rodriguez who, unlike our other Named Executive Officers, had not previously received an equity-based award, and a change to Mr. Taylor’s compensation package, which increased his base salary while eliminating the compensation he received based on a percentage of the loans we originate.

Going forward, all compensation decisions for our executive officers will be determined by the Compensation Committee, with input from our Chief Executive Officer. Our Chief Executive Officer will consult with senior executives in all areas of the organization and review the performance of the executive officers, provide annual recommendations for individual management objectives, and provide input on strategic initiatives to the Compensation Committee.

Compensation Strategies and Use of Peer Groups

As a privately held company, we did not utilize consultants or specific peer groups in developing compensation packages for our executives. Instead, compensation was determined based upon the experience of our Nonexecutive Managers and Chief Executive Officer with positions in other companies with which they have been associated. Going forward, the Compensation Committee will have the discretion to utilize consultants and/or peer group analysis in determining and developing appropriate compensation packages for our executives.

Elements of Our Executive Compensation Program

Historically our executive compensation program consisted of the following elements:

(1)	base salary;

(2)	discretionary bonuses;

(3)	equity-based awards;

(4)	fringe benefits including employee health and retirement benefits; and

(5)	discretionary severance benefits.

We did not and do not currently have formal policies relating to the allocation of total compensation among the various elements of compensation. However, the more senior the position an executive holds, the more influence he has over our financial performance, and for this reason, our Chief Executive Officer, Mr. Farrar, and our Executive Vice President of Capital Markets, Mr. Taylor, received a greater amount of total cash compensation than our other Named Executive Officers. In addition, they also received a greater number of equity-based awards than were awarded to other executive officers to reflect their status and level of responsibility within our organization, and their enhanced ability to drive our overall financial performance.

Base Salary

The Nonexecutive Managers set our executives’ base salaries with the objective of attracting and retaining highly qualified individuals for the relevant positions and rewarding individual performance. When setting and adjusting individual executive salary levels, the Nonexecutive Managers considered salary ranges for comparable positions at companies in our industry, the executive officer’s responsibilities, experience, potential, individual performance and contribution to our business; however, none of these factors were subject to any specific performance targets. The Nonexecutive Managers also considered other factors such as the unique skills of our NEOs, demand in the labor market and succession planning. In making their decisions, the Nonexecutive Managers relied on their general knowledge and business experience in our industry without using any salary surveys, formal peer group analysis or any specific group of competing companies for purposes of determining cash compensation. In addition, none of the foregoing factors received a specific weighting in the compensation decision-making process. Rather, they were used as overall guidelines in determining the appropriate levels of compensation needed to retain and incentivize our NEOs to remain with us and to grow our portfolio base and future profitability.

For the year ended December 31, 2009, the annual base salaries of our Named Executive Officers were as follows:

Christopher D. Farrar	$240,000
Robert L. Weening	$150,000
Jeffrey T. Taylor	$180,000
Hector M. Rodriguez	$120,000
Louay Akel	$100,000

None of our NEOs received salary increases for the 2010 fiscal year as the Nonexecutive Managers determined that it would not be appropriate to provide salary increases in light of the challenging economic climate and their assessment that the level of base salaries was appropriate for purposes of retaining and incentivizing our executives.

Discretionary Bonuses

We have no formal bonus plan for our executives. Historically, we have used discretionary bonuses to emphasize and reward the attainment of certain operational or financial goals and corporate or individual performance metrics. In some cases, we selected performance metrics that provided a meaningful measure of our success in implementing our short-term business strategies that yield long-term benefits, such as increasing or maintaining the amount of loans in our portfolio, credit quality and portfolio earnings and increasing distributions to our equityholders. Nevertheless, bonuses have historically been awarded, if at all, at the discretion of the Board of Managers, with input from our Chief Executive Officer.

In 2009 and through September 30, 2010, no discretionary bonuses were paid to any of our Named Executive Officers. Any future bonuses will be paid at the sole discretion of the Compensation Committee unless we implement a formal bonus program in the future.

Equity-Based Awards

We believe that successful performance over the long-term is aided by the use of equity-based awards which create an ownership culture among our executive officers that fosters our beneficial, long-term performance. To accomplish this goal, we established our 2007 Equity Incentive Plan, or the 2007 Plan, to

provide our employees, including our executive officers, as well as our directors and consultants, with incentives to align their interests with the interests of our equityholders. We granted awards of Class B units under the 2007 Plan, which were grants of non-voting profits interests in our predecessor that entitled our executives to participate in the appreciation in our predecessor’s value above the applicable monetary distribution thresholds set forth in the award agreements and to share in our future profits. At December 31, 2009, there were approximately 3.7 million Class B units available for grant under the 2007 Plan.

The grant of equity-based awards to our executive officers was intended to encourage the creation of long-term value for our equity holders by helping to align the interests of these officers with those of our equityholders and promote employee retention and ownership, all of which serve our overall compensation objectives. The amount of the equity-based awards granted to an executive was determined by taking into consideration the executive’s position and responsibilities, overall individual performance and our strategic goals, financial condition and performance. In 2009, 100,000 Class B units were awarded to Mr. Rodriguez. The Class B unit award consisted of 30,000 time-vesting units and 70,000 performance-vesting units, and was the first equity-based awards granted to Mr. Rodriguez by our predecessor.

With the exception of the awards made to our Chief Executive Officer, Mr. Farrar, and our Executive Vice President of Capital Markets, Mr. Taylor, 30% of the Class B unit awards granted to our employees were time-vesting units and the remaining 70% were performance-vesting units; the mix of time-vesting and performance-vesting awards was designed to incentivize our executives to drive long-term growth and value appreciation. The terms of the Class B unit awards granted to Messrs. Farrar and Taylor are generally the same as those for our other employees, except that Mr. Farrar’s award was split as to 74% time-vesting units and 26% performance-vesting units, and Mr. Taylor’s award was split as to 44% time-vesting units and 56% performance-vesting units. The terms of these two awards were separately negotiated at the time that Snow Phipps made an investment in our predecessor. Pursuant to the terms of the Class B unit award agreements, assuming an executive remains employed on each applicable vesting date, the time-vesting units will vest in equal annual installments on each of the first three anniversaries of the date of grant; the time-vesting units are also subject to accelerated vesting in the event of a change in control, liquidation or sale of all or substantially all of our assets. The performance-vesting units will vest only if, and to the extent that, specified internal rate of return targets are realized by Snow Phipps in connection with a sale or other qualifying transfer of its Class A units. Specifically, 25%, 50%, 75% or 100% of the performance-vesting Class B units will vest when Snow Phipps achieves an internal rate of return on its investment of 15%, 20%, 25% or 30%, respectively. Pursuant to the terms of the 2007 Plan, the unit award agreements, and the Third Amended and Restated Operating Agreement of our predecessor, Class B units are not transferable and are only entitled to receive distributions in the event that distributions to Class A unitholders are in excess of the applicable distribution threshold set forth in the award agreement. None of the holders of Class B unit awards are currently entitled to receive distributions in respect of their units because the applicable distribution thresholds have not been and are not expected to be achieved.

Due to the levels of future profit requirements that would need to be achieved before Class B unitholders would become entitled to share in any of our distributions, all of the Class B units awards granted under the 2007 Plan have been assigned a de minimis value under FASB Accounting Standards Codification. Specifically, a de minimis value was assigned to the Class B units as these units are last in the waterfall for distributions upon liquidation and for distribution of income. Upon liquidation, ending of the business or change in ownership, Class B members are last in line for distributions behind secured creditors and the Class A members who, as of September 30, 2010, have contributed approximately $77.3 million in exchange for their equity interests in us. Class B members are also eligible for income distributions only when the Class A members have received distributions that are sufficient to return the capital balance to the total amount of contributed capital. As of the end of the 2009 fiscal year, losses totaling approximately $4.9 million have been allocated to Class A members and income up to the total amount of losses would need to be earned prior to any income distributions to Class B members. Therefore, we have not recognized any accounting charge for the Class B units awards granted under the 2007 Plan (see note 11 in the consolidated financial statements for the 2009 fiscal year included in this prospectus).

In connection with this offering, we intend to adopt a new equity incentive plan for our employees; directors and consultants, as described in greater detail below. See “2010 Stock Award Plan.”

Health Benefits

We make group health insurance available to employees and pay 80% of the insurance premiums of our employees and 50% of the insurance premiums on their covered dependents. During 2009, we paid 100% of the health insurance premiums for both the executive and his covered dependents for our two founding executive officers (dollar amounts represent the amount of premiums we paid on behalf of those NEOs in excess of the amount of premiums paid on behalf of employees generally):

Christopher D. Farrar	$6,950
Jeffrey T. Taylor	$7,077

Retirement Benefits

We maintain a defined contribution pension plan, or the 401(k) Plan, for all full time employees, including the Named Executive Officers, with at least 3 months of service. The 401(k) Plan provides that each participant may contribute up to 90% of their salary pursuant to certain restrictions. Subject to the rules for maintaining the tax status of the 401(k) Plan, a company contribution may be made at our discretion; however, we did not provide any type of discretionary contribution or matching contribution in 2009.

We do not provide any non-qualified deferred compensation or defined benefit pension plans to any of our executives.

Severance

We do not have a formal severance policy or contractual severance arrangements in place for any of our NEOs. Any severance paid or benefits provided are in our sole discretion. In general, severance payments and benefits are intended to ease the consequences of an unexpected or involuntary termination of employment and give an executive an opportunity to find new employment.

Perquisites

The Committee typically prefers to compensate our executive officers in cash and equity rather than with perquisites and does not view perquisites as a significant element of our total compensation structure.

Tax Implications

Deductibility of Executive Compensation

Internal Revenue Code Section 162(m) (as interpreted by IRS Notice 2007-49) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the chief executive officer and the three other most highly-paid executive officers (other than the company’s chief executive officer and chief financial officer) of a publicly-traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. In addition, “grandfather” provisions may apply to certain compensation arrangements that were entered into by a corporation before it was publicly held. The Compensation Committee’s policy will be to qualify compensation paid to our executive officers for deductibility for federal income tax purposes to the extent feasible. However, to retain highly skilled executives and remain competitive with other employers, the Compensation Committee will have the right to authorize compensation that would not otherwise be deductible under Section 162(m) or otherwise.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our Named Executive Officers for services provided to us during the year ended December 31, 2009:

Name and principal position	Salary	Bonus	Unit Awards		All Other compensation		Total
Christopher D. Farrar, CEO	$240,000	$—	$—		$6,950	(1)	$246,950
Robert L. Weening, CFO	150,000	—	—		—		150,000
Jeffrey T. Taylor, EVP Capital Markets	178,154	—	—		7,077	(1)	185,231
Hector M. Rodriquez, SVP Real Estate	120,000	—	0	(2)	—		120,000
Louay Akel, Chief Credit Officer	100,000	—	—		—		100,000

(1)	Represents the amount in excess of the health insurance premiums that we paid for all other employees.

(2)	Amount reflects full grant date fair value of Class B Unit Awards granted during 2009, computed in accordance with ASC 718. We provide information regarding the assumptions used to calculate the value of the Class B units granted to our executives in note 11 to our consolidated financial statements for the 2009 fiscal year included in this prospectus.

Grants of Plan-based Awards in 2009

The following table provides supplemental information relating to grants of plan-based awards made to our NEOs during the 2009 fiscal year.

Name	Grant Date	Estimated future payouts under equity incentive plan awards(1)			All other stock awards: Number of shares of stock or units (#)	Grant date fair value of stock and option awards(2)
		Threshold (#)	Target (#)	Maximum (#)
Hector M. Rodriguez	6/30/09	—	—	70,000	30,000	$0

(1)	All awards represent profits interests issued under the 2007 Plan as Class B units. Under the terms of the Plan and award agreements, distributions under the Class B unit award could only be made when the Class A unitholders’ capital account distributions exceed the applicable distribution threshold which was $72.3 million as of December 31, 2009.

(2)	Due to the increase in profitability that would be required before Class B unitholders would become entitled to share in any of our distributions, we determined the fair value of these grants to be de minimis and did not record any compensation expense for these awards.

Outstanding Equity Awards at December 31, 2009

The following table provides information regarding outstanding equity awards held by our Named Executive Officers as of December 31, 2009.

Name	Class B Unit Awards(1)
	Number of units that have not vested (#)(2)	Market value of units that have not vested ($)	Equity incentive plan awards: Number of units that have not vested (#)(3)	Equity incentive plan awards: Market value of units that have not vested ($)
Christopher D. Farrar	1,595,781	$0	1,709,765	$0
Robert L Weening	20,000	$0	70,000	$0
Jeffrey T. Taylor	455,937	$0	1,709,765	$0
Louay Akel	20,000	$0	70,000	$0
Hector M. Rodriguez	30,000	$0	70,000	$0

(1)	Due to the increase in profitability that would be required before Class B unitholders would become entitled to share in any of our distributions, the value of the Class B units as of December 31, 2009 was de minimis.

(2)	Represent time-vesting Class B units granted under the 2007 Plan.

(3)	Represent performance-vesting Class B units granted under the 2007 Plan.

Stock Vested in 2009

The following table provides information regarding the vesting of Class B units during the year ended December 31, 2009.

Name	Class B Units Awards(1)(2)
	Number of units acquired on vesting (#)	Value realized on vesting ($)
Christopher D. Farrar	1,595,781	$0
Jeffrey T. Taylor	455,937	$0
Robert L. Weening	10,000	$0
Louay Akel	10,000	$0
Hector M. Rodriguez	—	$0

(1)	Due to the increase in profitability that would be required before Class B unitholders would become entitled to share in any of our distributions, the value of the Class B units as of December 31, 2009 was de minimis.

(2)	None of the performance-vesting units could have vested as of December 31, 2009 because the threshold internal rate of return was not achieved. See “Equity-Based Awards.”

Potential Payments Upon Change in Control

Had there been a change in control on the last day of our fiscal year, December 31, 2009, all unvested time-vesting units issued under the 2007 Plan would have vested; however, they would still remain subject to the applicable distribution threshold and, therefore, no payments would have been received by any of our Class B unitholders on that date because we did not achieve a sufficient level of profitability to be able to make the required distributions to Class A unitholders (i.e., an amount equal to the net aggregate capital contributions they made in our predecessor, and allocated losses). The following table presents detailed information for potential distributions in payments to our Named Executive Officers had there been a change in control on December 31, 2009.

Name	Units becoming vested (#)	Potential payments(1) ($)
Christopher D. Farrar	1,595,781	$0
Robert L. Weening	20,000	$0
Jeffrey T. Taylor	455,937	$0
Hector M. Rodriguez	30,000	$0
Louay Akel	20,000	$0

(1)	Due to the increase in profitability that would be required before Class B unitholders would become entitled to share in any of our distributions, the value of the Class B units as of December 31, 2009 was de minimis.

2010 Stock Award Plan

We believe that the use of stock-based awards promotes our overall executive compensation objectives and expect that stock-based awards will continue to be a significant source of potential compensation for our executives.

Prior to the closing of this offering, we intend to adopt the Velocity Commercial Capital, Inc. 2010 Stock Award Plan, or the 2010 Plan. The purpose of the 2010 Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in us, which interest may be measured by reference to the value of our common stock. The 2010 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

The principal features of the 2010 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2010 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    Our Compensation Committee will administer our 2010 Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2010 Plan and to adopt, alter and repeal rules, guidelines and practices relating to our 2010 Plan. Our Compensation Committee will have full discretion to administer and interpret the 2010 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility.    Our employees, directors, officers, advisors, consultants or affiliates are eligible to participate in the 2010 Plan. Our Compensation Committee has the sole and complete authority to determine who will be granted an award under the 2010 Plan, however, it may delegate such authority to one or more of our officers under the circumstances set forth in our 2010 Plan.

Number of Shares Authorized.    The 2010 Plan provides for an aggregate of              shares of common stock to be available for awards. No participant may be granted awards of options and stock appreciation rights with respect to more than              shares in any one year. No more than              shares may be granted under our 2010 Plan to any participant during any single year with respect to performance compensation awards in any one performance period. The maximum amount payable pursuant to a cash bonus for an individual employee or officer under our 2010 Plan for any single year during a performance period is $            . If any award is forfeited or if any option terminates, expires or lapses without being exercised, the common stock subject to such award will again be made available for future grant. Shares that are used to pay the exercise price of an option or that are withheld to satisfy a participant’s tax withholding obligation will not be available for re-grant under the 2010 Plan. If there is any change in our corporate capitalization, the Compensation Committee will make or recommend to our Board of Directors for approval substitutions or adjustments to the number of shares reserved for issuance under our 2010 Plan, the number of shares covered by awards then outstanding under our 2010 Plan, the limitations on awards under our 2010 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate in its sole discretion.

The 2010 Plan will have a term of ten years and no further awards may be granted under the 2010 Plan after the expiration of the term.

Awards Available for Grant.    The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, dividend equivalents, performance compensation awards (including cash bonus awards) or any combination of the foregoing.

Options.    The Compensation Committee will be authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under our 2010 Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of our 2010 Plan, unless the Compensation Committee determines otherwise in the case of an option substituted for another option in connection with a corporate transaction, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant. Options granted under the 2010 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2010 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by our accountants to avoid an additional compensation charge or have been purchased on the open market, or the Compensation Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method or by such other method as our Compensation Committee may determine to be appropriate. Unless provided otherwise in the option agreement, options will vest in four equal installments on each of the first four anniversaries of the grant date.

Stock Appreciation Rights.    Our Compensation Committee will be authorized to award stock appreciation rights, or SARs, under the 2010 Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2010 Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The terms of the SARs shall be subject to terms established by the Compensation Committee and reflected in the award agreement. Unless provided otherwise in the SAR agreement, SARs will vest in four equal installments on each of the first four anniversaries of the grant date.

Restricted Stock.    Our Compensation Committee will be authorized to award restricted stock under the 2010 Plan. Unless provided otherwise in the award agreement, restrictions on restricted stock will lapse in four equal installments on each of the first four anniversaries of the grant date. The Compensation Committee will determine the terms of such restricted stock awards. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Unless the Compensation Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or service during the restricted period, then any unvested restricted stock will be forfeited.

Restricted Stock Unit Awards.    Our Compensation Committee will be authorized to award restricted stock unit awards. Unless provided otherwise in the award agreement, restricted stock units will vest in four equal installments on each of the first four anniversaries of the grant date. The Compensation Committee will determine the terms of such restricted stock units. Unless the Compensation Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or service during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Compensation Committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee.

Stock Bonus Awards.    Our Compensation Committee will be authorized to grant awards of unrestricted common stock or other awards denominated in common stock, either alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine.

Dividend Equivalents.    Our Compensation Committee will be authorized to grant participants the right to receive the equivalent value (in cash or common stock) of dividends paid to holders of our common stock.

Performance Compensation Awards.    The Compensation Committee will be authorized to grant any award under the 2010 Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The committee may establish these performance goals with reference to one or more of the following:

•	Net earnings or net income (before or after taxes);

•	Basic or diluted earnings per share (before or after taxes);

•	Net revenue or revenue growth;

•	Net interest margin;

•	Operating profit (before or after taxes);

•	Return measures (including, but not limited to, return on assets or equity);

•	Cash flow (including, but not limited to, operating cash flow and free cash flow);

•	Share price (including, but not limited to, growth measures and total stockholder return);

•	Expense targets;

•	Margins;

•	Operating efficiency;

•	Measures of economic value added;

•	Asset quality;

•	Enterprise value;

•	Employee retention;

•	Objective measures of personal targets, goals or completion of projects;

•	Asset growth;

•	Dividend yield; or

•	Any combination of the foregoing.

Transferability.    Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Compensation Committee, however, may permit awards (other than incentive stock options) to be transferred to family equityholders, a trust for the benefit of such family equityholders, a partnership or limited liability company whose partners or stockholders are the participant and his or her family equityholders or anyone else approved by it.

Amendment.    Our 2010 Plan will have a term of ten years. Our Board of Directors may amend, suspend or terminate our 2010 Plan at any time; however, stockholder approval to amend our 2010 Plan may be necessary if the law so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control.    In the event of a Change in Control (as defined in the 2010 Plan), the Compensation Committee may provide that all outstanding options and equity awards (other than performance compensation awards) issued under the 2010 Plan will become fully vested and that performance compensation awards will vest, as determined by the Compensation Committee, based on the level of attainment of the specified performance goals. The Compensation Committee may, in its discretion, cancel outstanding awards and pay the value of such awards to the participants in connection with a Change in Control. The Compensation Committee can also provide otherwise in an award agreement under the 2010 Plan. Under the 2010 Plan, a change in control is generally defined as:

•	Any person or group becomes the beneficial owner of 50% or more of our voting shares;

•	A change in the composition of our Board of Directors over a two-year period such that 50% or more of the equityholders of the Board of Directors were elected through one or more contested elections;

•

A merger, share exchange, consolidation or other business transaction in which we are involved, directly or indirectly, other than a transaction which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities which are held in substantially the same proportions as immediately before the transaction, and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction and at least a majority of our Board of Directors following the transaction were equityholders of the incumbent Board of Directors immediately prior to the transaction;

•	The sale, exchange or transfer of all or substantially all of our assets;

•	The Board of Directors’ determination that as a consequence of any transaction or event, a change in control has occurred; or

•	Stockholder approval of our liquidation or dissolution.

In addition, if an award under the 2010 Plan is subject to Section 409A of the Internal Revenue Code, a change in control transaction may constitute a payment event only if the transaction is also a “change in control event” for purposes of Section 409A of the Internal Revenue Code.

Additional Restrictions.    No award may vest or be exercisable or payable if it could impair our status as a REIT.

United States Federal Income Tax Consequences

The following is a general summary of the material United States federal income tax consequences of the grant and exercise and vesting of awards under the 2010 Plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Internal Revenue Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the United States federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options.    The Internal Revenue Code requires that, for treatment of an option as a qualified option, common stock acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, we will not be allowed a deduction for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Internal Revenue Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for United States federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Internal Revenue Code for compensation paid to certain executives designated in those Sections.

Restricted Stock.    A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Internal Revenue Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted stock received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934, or the Exchange Act). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for United States federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Internal Revenue Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units.    A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for United States federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Internal Revenue Code for compensation paid to certain executives designated in those Sections.

SARs.    No income will be realized by a participant upon grant of an SAR. Upon the exercise of an SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for United States federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Internal Revenue Code for compensation paid to certain executives designated in those Sections.

Stock Bonus Awards and Dividend Equivalents.    A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the common stock subject to the award is transferred to the participant over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for United States federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Internal Revenue Code for compensation paid to certain executives designated in those Sections. Dividend equivalents are taxable at ordinary income tax rates upon receipt.

Section 162(m).    In general, Section 162(m) of the Internal Revenue Code denies a publicly held corporation a deduction for United States federal income tax purposes for compensation in excess of $1 million per year per person to its principal executive officer and the three other officers (other than the principal executive officer and principal financial officer) whose compensation is disclosed in its prospectus or proxy statement as a result of their total compensation, subject to certain exceptions. Subject to obtaining approval of the 2010 Plan by our stockholders prior to the payment of any awards thereunder, the 2010 Plan is intended to satisfy an exception with respect to grants of options to covered employees. In addition, the 2010 Plan is designed to permit certain awards of restricted stock, restricted stock units, cash bonus awards and other awards to be awarded as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Internal Revenue Code.

Risk Considerations in Our Compensation Programs

We believe that the mix and design of the elements of our employee compensation policies and practices do not motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on us.

Compensation Committee Interlocks and Insider Participation

Our predecessor was formed as a California limited liability company in 2004. We are a newly formed company and intend to acquire all the outstanding equity interests of our predecessor. Our Board of Directors will form a Compensation Committee as described above prior to the completion of this offering.

Our predecessor’s Board of Managers does not have a Compensation Committee or other board committee performing equivalent functions. During the year ending December 31, 2009, the Nonexecutive Managers, led by the Nonexecutive Chairperson, participated in the deliberations of our predecessor’s Board of Managers concerning executive compensation, and none of our executive officers served as a member of the board of directors or the compensation committee, or committee performing an equivalent function, of any other entity that had one or more of its executive officers serving as a member of our predecessor’s Board of Managers.

Limitation on Liability and Indemnification

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its present and former directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active or deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision which limits the liability of our directors and officers to the maximum extent permitted by Maryland law.

Our charter permits us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify (a) any present or former director or officer or (b) any individual who, while a director or officer and at our request, serves or has served as a director, trustee, officer, partner, member or manager of another real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of such status and to pay or reimburse his or her reasonable expenses in advance of final disposition of any proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Maryland law requires a Maryland corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was a result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify (i) in a suit by or in the right if the corporation if the director or officer was adjudged to be liable to the corporation or (ii) in any proceeding charging improper personal benefit to the director or officer, whether or not involving action in the director’s or officer’s official capacity, in which the director or officer was adjudged to be liable to the corporation on the basis that a personal benefit was improperly received, unless, in either case, a court orders indemnification, and then only for expenses. In accordance with the MGCL, our bylaws require us, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements require, among other things, that we indemnify our directors and executive officers to the fullest extent permitted by Maryland law and advance to our directors and executive officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of             , certain ownership information with respect to our common stock for those persons known to us who directly or indirectly own, control or hold with the power to vote, 5% or more of our outstanding common stock and all of our executive officers and directors, individually and as a group. The following table reflects the exchange of our predecessor’s limited liability company interests for shares of our common stock in connection with our acquisition of our predecessor. In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days).

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering Without Option		Shares Beneficially Owned After this Offering With Option
Name and Address	Number	Percent	Number	Percent	Number	Percent
5% Stockholders:
Affiliates of Snow Phipps Group LLC(1)(2)(3)
Directors and Executive Officers:
Christopher D. Farrar(4)
Jeffery T. Taylor(4)
Robert L. Weening(4)
Joy L. Schaefer(4)(5)
Alan H. Mantel(3)
All Officers and Directors as a Group (5 persons)

(1)	For each 5% stockholder and named person, assumes that all unvested shares of restricted stock have vested and the named person exercised all warrants and options to acquire shares of common stock held by such person which are currently exercisable or which become exercisable on or before 60 days after , 2010 (without regard to whether the warrants and options were or are in-the-money). The total number of shares of common stock used in calculating the percent owned by each 5% stockholder or named person assumes that none of the warrants and options held by other stockholders are exercised.

(2)	Includes shares held by Snow Phipps Group AIV, L.P., shares held by Snow Phipps Group (B), L.P., shares held by Snow Phipps Group AIV (Offshore), L.P., shares held by Snow Phipps Group (RPV), L.P. and shares held by SPG Co-Investment, L.P. SPG GP, LLC (the “General Partner”) is the general partner of Snow Phipps Group AIV, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group AIV (Offshore), L.P., Snow Phipps Group (RPV), L.P. and SPG Co-Investment, L.P. (collectively, the “Fund Entities”). As the general partner of the Fund Entities, the General Partner may be deemed to have beneficial ownership of the securities over which any of the Fund Entities has voting or dispositive power. Ian K. Snow, as the managing member of the General Partner, has the power to vote or direct the vote of, and to dispose or to direct the disposition of the securities that are held by the Fund Entities. The address of Mr. Snow, the General Partner and the Fund Entities is c/o Snow Phipps Group, LLC, 667 Madison Avenue, 18th Floor, New York, New York 10065.

(3)	The address for Snow Phipps Group LLC and Mr. Mantel is 667 Madison Avenue, 18th Floor, New York, New York 10065.

(4)	The address for Messrs. Farrar, Taylor and Weening and Ms. Schaefer is 30699 Russell Ranch Road, Suite 295, Westlake Village, California 91362.

(5)	Ms. Schaefer provides advisory services to Snow Phipps and certain of its portfolio companies. The shares of our common stock that are beneficially owned by Ms. Schaefer are not included in the shares beneficially owned by affiliates of Snow Phipps Group, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with Snow Phipps. Pursuant to this agreement, Snow Phipps will have the right on a certain number of occasions to demand that we register under the Securities Act any shares of our common stock held by Snow Phipps or their affiliates and may require us to make available shelf registration statements permitting sales of securities into the market from time to time over an extended period. In addition, Snow Phipps will have the ability to exercise certain “piggyback” registration rights to include in registered sales of our common stock (other than this offering or any offering relating to any employee benefit plan or corporate merger, acquisition or reorganization) and any shelf registration statement filed by us with respect to our common stock, all or any part of the “registrable securities” (as such term will be defined in the stockholders agreement) then held by Snow Phipps or its affiliates.

These registration rights will be subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of our common stock held by Snow Phipps to be included in such registration. We will be generally required to bear all expenses of such registration. Registration of any of the shares of our common stock will result in those shares becoming freely tradable without restriction under the Securities Act.

In addition, pursuant to the terms of the stockholders agreement, after this offering, for so long as Snow Phipps and its affiliates continue to hold: (1) at least 30% of our outstanding common stock, it will have the right to designate four director nominees; (2) less than 30% but at least 20% of our outstanding common stock, it will have the right to designate three director nominees; (3) less than 20% but at least 10% of our outstanding common stock, it will have the right to designate two director nominees; and (4) less than 10% but at least 5% of our outstanding common stock, it will have the right to designate one director nominee. Once Snow Phipps and its affiliates hold less than 5% of our outstanding common stock, it will have no right to designate directors pursuant to the stockholders agreement. We intend to agree that neither Snow Phipps nor any director, officer or employee of Snow Phipps who may serve as officer, director and/or employee of ours will be liable to us (i) by reason of any business decision or transaction undertaken by Snow Phipps which may be adverse to our interests, (ii) by reason of any activity undertaken by Snow Phipps or by any other person in which Snow Phipps may have an investment or other financial interest which is in competition with us or (iii) without limiting the effect of Section 2-419 of the MGCL, by reason of any transaction with Snow Phipps, or any transaction in which Snow Phipps will have a financial interest, unless the party seeking to assert such liability proves, by clear and convincing evidence, that such transaction was not fair and reasonable to us at the time it was authorized by the Board of Directors or a committee thereof.

Snow Phipps Investment

In December 2007, Snow Phipps acquired all of the equity interests in our predecessor held by Credit-Based Asset Servicing and Securitization LLC. As a part of the December 2007 transaction and subsequent capital contributions, Snow Phipps has invested $75 million in our predecessor. In connection with its December 2007 equity commitment, Snow Phipps received a $1.5 million payment from our predecessor in respect of certain financial advisory services provided by Snow Phipps to our predecessor. As a result of these transactions, and immediately prior to the completion of this offering, Snow Phipps owned a 96.9% interest in our predecessor in the form of Class A Membership Units, which will be exchanged for              shares of our common stock. Following the December 2007 transactions, Snow Phipps and the other owners of our predecessor (including certain of our managers) entered into an amended and restated limited liability company operating agreement pursuant to which Snow Phipps was granted certain contractual rights related to the transferability of its equity interests and the right to appoint four of the six managers of our predecessor’s Board of Managers. These rights were terminated with our acquisition of our predecessor.

Arrangements with Joy L. Schaefer

Pursuant to the operating agreement of our predecessor, Snow Phipps is entitled to an annual monitoring fee of $200,000 per year, effective January 1, 2009. During the periods that Ms. Schaefer serves as our Non-Executive Chairperson, these monitoring fees are paid directly to her and reduce amounts otherwise owed to her by Snow Phipps. Following this offering, Snow Phipps will no longer be entitled to receive a monitoring fee and Ms. Schaefer will receive compensation from us in respect of her service as our Chairperson. In addition to serving as our chairperson, Ms. Schaefer is also the sole member, manager and president of Golden Eagle Advisors, LLC, which has provided advisory services to Snow Phipps and certain of its portfolio companies since October 2005. In addition, pursuant to a Business Advisor Agreement between Snow Phipps and Golden Eagle Advisors, LLC in 2008, Ms. Schaefer acquired an equity interest in our predecessor, which was converted into              shares of our common stock, in exchange for aggregate capital contributions of $100,000. In January 2008, Ms. Schaefer also received a grant of 1,709,765 Class B time-vesting units under our 2009 Equity Incentive Plan. See “Director Compensation.”

Corporate Opportunities

Our charter provides that our directors who are also employees or affiliates of Snow Phipps may engage in similar activities or lines of business as us. Our charter provides that no Snow Phipps employees or affiliates, including those persons who are also our directors, have any obligation to refrain from (1) engaging directly or indirectly in the same or similar business activities or lines of business as us or developing or marketing any products or services that compete, directly or indirectly, with us, (2) investing or owning any interest in, or developing a business relationship with, any person or entity engaged in the same or similar business activities or lines of business as, or otherwise in competition with, us or (3) doing business with any of our clients or customers. In addition, our charter provides that we have waived any interest or expectancy in any business or other opportunity that becomes known to a director of ours who is also a Snow Phipps employee or affiliate unless the opportunity becomes known to that individual solely in his or her capacity as our director.

DESCRIPTION OF CAPITAL STOCK

Although the following summary describes the material terms of our stock, it is not a complete description of the MGCL or our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part and are available from us upon request. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to              shares of common stock and              shares of preferred stock, both having par value $0.01 per share. Our charter permits our Board of Directors, without any action by our stockholders, to amend our charter to increase the total number of authorized shares of stock or the number of shares of any class or series of our stock. Under Maryland law, our stockholders are generally not liable for any of our debts and obligations.

Common Stock

Subject to our charter restrictions on the ownership and transfer of our stock, each share of our common stock has equal rights as to earnings, assets, dividends and voting. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, appraisal, preference, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all known debts and other liabilities and subject to our charter restrictions on the ownership and transfer of our stock and any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Subject to our charter restrictions on the ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided with respect to any other class or series of stock, the holders of our common stock possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares are unable to elect any director. Except for the removal of directors (which requires the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter) and amendments to our charter and certain extraordinary corporate actions described under “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws–Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws,” any matters to be voted on by stockholders must be approved by a majority (or in the case of elections of directors, by a plurality) of the votes cast by holders of our common stock on such matter.

Classification and Designation of Stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to the issuance of shares of each class or series, our Board of Directors is required by Maryland law and by our charter to set, subject to our charter restrictions on the ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption for each such class or series. Thus, the Board of Directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. No shares of our preferred stock are presently outstanding and we have no present plans to issue any shares of preferred stock.

Power to Increase the Number of, and to Issue, Additional Shares of Common Stock and Preferred Stock

We believe that the power of our Board of Directors to amend our charter to increase the total number of authorized shares of our stock or of any class or series of our stock, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors has no intention at the present time of doing so, it could authorize us to issue a class or series of stock that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Internal Revenue Code for each taxable year after 2011, shares of our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of the outstanding shares of our stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the second half of any calendar year. Our charter, subject to certain exceptions, contains restrictions on the number of shares of our stock that a person may own. Our charter provides that (subject to certain exceptions described below) no person may own beneficially or constructively, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the outstanding shares of all classes and series of our stock. We refer to these limits, collectively, as the ownership limit.

The constructive ownership rules under the Internal Revenue Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding shares of common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our shares of stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding shares of common stock.

Our charter also prohibits any person from (i) beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT and (ii) transferring shares of our stock if such transfer would result in shares of our stock being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on ownership and transfer, or who is the intended transferee of shares of our stock which are transferred to the trust (as described below), must give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such ownership on our status as a REIT. The foregoing restrictions on ownership and transfer will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required for us to qualify as a REIT.

Our Board of Directors, in its sole discretion, may, upon receipt of certain representations and agreements and subject to certain limitations, prospectively or retroactively, waive the ownership limit or establish or increase a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not cause us to fail to qualify as a REIT. Our Board of Directors may also require a ruling from the IRS or an opinion of counsel in order to determine or ensure our status as a REIT. Our Board of Directors has created an excepted holder limit for Snow Phipps, together with its affiliates, that allows Snow Phipps, together with its affiliates, to collectively own up to the greater of     % or              shares of our common stock after this offering.

In connection with granting a waiver of the ownership limit or creating an excepted holder limit, or at any other time, our Board of Directors may increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares then outstanding or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be in violation of the decreased ownership limit.

Any ownership or attempted transfer of our stock which, if effective, would result in a violation of the ownership limit, our being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee or purported owner, whom we refer to as the “prohibited owner,” will not acquire any rights in such shares. The automatic transfer will be effective as of the close of business on the business day (as defined in our charter) prior to the date of the transfer or other event that caused the transfer of the shares to the trust. Shares of our stock held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of stock held in the trust and will have no rights to dividends, rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid to the prohibited owner prior to our discovery that shares of stock have been transferred to the trust must be paid by the prohibited owner on demand to the trustee. Any dividend or distribution authorized but unpaid will be paid to the trustee when due. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. If a transfer of shares of our stock would result in our stock being owned by fewer than 100 persons or any automatic transfer to the trust is ineffective for any reason to prevent a violation of the other restrictions on ownership and transfer of our stock, the transfer that would have resulted in such violation will be void ab initio.

Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the prohibited owner prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. If we have already taken irreversible corporate action, however, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the restrictions on ownership and transfer of our stock. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows: the prohibited owner will receive the lesser of (i) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the net sale price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the prohibited owner, however, by the amount of any dividends or distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our stock have been transferred to the trustee, the shares are sold by the prohibited owner, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited owner received an amount for the shares that exceeds the amount the prohibited owner was entitled to receive, the excess must be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that caused the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We may reduce the price, however, by the amount of any dividends or distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We may accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner.

Any certificates representing outstanding shares of our stock will either bear legends referring to the restrictions described above or will state that we will furnish a full statement about certain transfer restrictions to a stockholder upon request and without charge.

Every owner of 5% or more (or such lower percentage as required by the Internal Revenue Code or the United States Treasury Department regulations promulgated thereunder) in value of all classes or series of our outstanding shares of stock, including shares of common stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of our stock which the owner beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us such additional information as we may request in order to determine the effect, if any, of the beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each owner of our stock must, upon demand, provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or might otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock. See “Risk Factors—Risks Related to This Offering.”

Prior to this offering, we have              shares of our common stock outstanding. Upon completion of this offering, we will have outstanding an aggregate of approximately              shares of our common stock, assuming that the underwriters do not exercise their over-allotment option to purchase up to an additional              shares of our common stock.

The              shares of common stock issued in connection with our initial capitalization may be sold under Rule 144 under the Securities Act and the              shares of common stock sold in this offering will be, freely tradable without restriction or further registration under the Securities Act unless the shares are held by any of our “affiliates,” as that term is defined in Rule 144. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Restricted securities may be sold in the public market only if registered under the securities laws or if they qualify for an exemption from registration under Rule 144, as described below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her securities without registration and without complying with the manner of sale, current public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, once we have been subject to the reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration after only a six-month holding period, subject only to the continued availability of current public information about us. Any sales by affiliates under Rule 144, even after the applicable holding periods described above, are subject to requirements and or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.

Lock-Up Periods

We have agreed with the underwriters not to issue, offer to sell, contract to sell or otherwise dispose of, loan, pledge or grant any rights with respect to any shares of our common stock, any options or warrants to purchase any shares of our common stock or any securities convertible into or exercisable for any of our common stock, or announce our intention to do any of the foregoing, for a period of      days following the date of this prospectus, subject to certain extensions and exceptions described in “Underwriting — No Sale of Similar Securities.”

Immediately prior to the completion of this offering, our directors and executive officers, Snow Phipps and certain of their executive officers, directors and affiliates collectively held approximately     % of the currently outstanding shares of our common stock, or              shares. Each of these individuals and entities has agreed that for a period of      days after the date of this prospectus they will not, without the prior written consent of the joint book-running managers, (i) directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any relevant securities or (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder) with respect to any relevant security, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a relevant security, whether or not such transaction is to be settled by delivery of relevant securities, other securities, cash or other consideration, subject to certain exceptions. This lock-up period may be extended in the circumstances as described in “Underwriting.”

In addition to the lock-up agreements described above, the holders of an additional     % of our currently outstanding shares of common stock, or approximately              shares, and currently exercisable warrants to purchase              shares of common stock, have each generally agreed that for a period              days from the date of this prospectus, they will not (i) directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any relevant securities, or (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder) with respect to any relevant security, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a relevant security, whether or not such transaction is to be settled by delivery of relevant securities, other securities, cash or other consideration.

Registration Rights

After completion of this offering, holders of approximately              shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Certain Relationships and Related Party Transactions — Stockholders Agreement” for a description of the Stockholders Agreement we intend to enter into with Snow Phipps, one of our principal stockholders.

CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION

LAW AND OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and of our charter and bylaws, it is not a complete description of Maryland law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part and are available from us upon request. See “Where You Can Find More Information.”

General

The MGCL and our charter and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Number of Directors; Vacancies; Removal

Our charter provides that the number of our directors will be set only by our Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, the number of directors may never be less than the minimum number required under Maryland law or, unless our bylaws are amended, more than eleven. Our charter provides that, subject to the rights of the holders of preferred stock, if any, a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. Our bylaws provide that any vacancy on our Board of Directors for any reason other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy in the number of directors created by an increase in the number of directors may be filled by a majority vote of our entire Board of Directors. Any individual so elected as director shall serve until our next annual meeting of stockholders and until his or her successor is duly elected and qualifies.

In connection with this offering, we intend to enter into a stockholders agreement with Snow Phipps. Pursuant to the terms of the stockholders agreement, for so long as Snow Phipps and its affiliates continue to hold: (1) at least 30% of our outstanding common stock, it will have the right to designate four director nominees; (2) less than 30% but at least 20% of our outstanding common stock, it will have the right to designate three director nominees; (3) less than 20% but at least 10% of our outstanding common stock, it will have the right to designate two director nominees; and (4) less than 10% but at least 5% of our outstanding common stock, it will have the right to designate one director nominee. Once Snow Phipps and its affiliates hold less than 5% of our outstanding common stock, it will have no right to designate directors pursuant to the stockholders agreement.

Action by Stockholders

Under the MGCL, action can be taken by common stockholders entitled to vote generally in the election of directors only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting (unless the charter permits action by written consent of a lesser percentage of common stockholders, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of the Board of Directors or (iii) by a stockholder who was a stockholder of record both at the time of the giving of the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other proposed business and who has complied with the advance notice procedures of, and provided the information required by, our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting.

Nominations of individuals for election to the Board of Directors at a special meeting may be made only (i) by or at the direction of the Board of Directors, (ii) if the special meeting was duly called at the request of a stockholder or group of stockholders for the purpose of electing directors, by that stockholder or group or (iii) provided that the special meeting has been duly called for the purpose of electing directors, by any stockholder who was a stockholder of record both at the time of the giving of the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of, and provided the information required by, our bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Pursuant to a stockholders agreement we intend to enter into with Snow Phipps in connection with this offering, Snow Phipps will have the right to designate certain persons as nominees for election as directors. See “— Number of Directors; Vacancies; Removal.”

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders shall be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a share exchange unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Except for amendments to the provisions of our charter relating to the removal of directors or the vote required to amend the removal provision (which must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on such matters), our charter provides for approval of charter amendments and extraordinary transactions that have been declared advisable by our Board of Directors by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our bylaws provide that the Board of Directors will have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No Appraisal Rights

As permitted by the MGCL, our charter provides that stockholders will not be entitled to exercise appraisal rights unless our Board of Directors, upon the affirmative vote of a majority of the Board of Directors, determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of the Board of Directors’ determination in connection with which holders of the shares would otherwise be entitled to exercise appraisal rights.

Maryland Control Share Acquisition Act

The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror, directly or indirectly, to exercise voting power in the election of directors within one of the following ranges of voting power:

•	One-tenth or more but less than one-third;

•	One-third or more but less than a majority; or

•	A majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the Maryland Control Share Acquisition Act, then, subject to certain conditions and limitations, we may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, unless otherwise provided in the charter or bylaws, all other stockholders may exercise appraisal rights. This means that a stockholder would be able to force us to redeem such stockholder’s shares for fair value. Under Maryland law, the fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Maryland Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction or (b) to acquisitions approved or exempted by our charter or bylaws.

Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. We cannot assure you that such provision will not be amended or repealed, in whole or in part, at any time in the future. We will, however, amend our bylaws to be subject to the Maryland Control Share Acquisition Act only if the Board of Directors determines that it would be in our best interests.

Maryland Business Combination Act

The Maryland Business Combination Act prohibits certain “business combinations” between a Maryland corporation and “interested stockholders” or an affiliate of an interested stockholder for a period of five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include mergers, consolidations, share exchanges or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities or certain other transactions. An interested stockholder is defined as:

•	Any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s shares; or

•

An affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the Maryland Business Combination Act if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Directors.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single group; and

•

Two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder, voting together as a single group.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The Maryland Business Combination Act permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution that provides that any business combination between us and any other person is exempted from the provisions of the Maryland Business Combination Act, provided that the business combination is first approved by the Board of Directors. However, this resolution may be altered or repealed in whole or in part at any time by our Board of Directors. If this resolution is repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its Board of Directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	A classified board;

•	A two-thirds vote requirement for removing a director;

•	A requirement that the number of directors be fixed only by vote of the directors;

•	A requirement that a vacancy on the Board of Directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	A majority requirement for the calling of a special stockholder-requested meeting of stockholders.

Provisions in our charter and bylaws (a) require a two-thirds vote for the removal of any director from the Board of Directors, (b) vest in the Board of Directors the exclusive power to fix the number of directorships and (c) require, unless called by our chairman of the Board of Directors, our president, our chief executive officer or the Board of Directors, the request of holders of a majority of our outstanding shares to compel the calling of a special meeting of stockholders.

Corporate Opportunities

Our charter provides that our directors who are also employees or affiliates of Snow Phipps may engage in similar activities or lines of business as us. Our charter provides that no Snow Phipps employees or affiliates, including those persons who are also our directors, have any obligation to refrain from (1) engaging directly or indirectly in the same or similar business activities or lines of business as us or developing or marketing any products or services that compete, directly or indirectly, with us, (2) investing or owning any interest in, or developing a business relationship with, any person or entity engaged in the same or similar business activities or lines of business as, or otherwise in competition with, us or (3) doing business with any of our clients or customers. In addition, our charter provides that we have waived any interest or expectancy in any business or other opportunity that becomes known to a director of ours who is also a Snow Phipps employee or affiliate unless the opportunity becomes known to that individual solely in his or her capacity as our director. Additionally, our bylaws provide that our directors and officers may have business interests and engage in business activities similar to, in addition to or in competition with our business interests.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	Actual receipt of an improper benefit or profit in money, property or services; or

•	Active and deliberate dishonesty that was established by a final judgment and was material to the cause of action.

Our charter contains a provision that eliminates our directors’ and officers’ liability to us for money damages to the maximum extent permitted by Maryland law.

Our charter also authorizes us to obligate our company, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to a proceeding by reason of his or her service in that capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

We have also entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements require, among other things, that we indemnify our directors and executive officers to the fullest extent permitted by law and advance to our directors and executive officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in such capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or are threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	The act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	The director or officer actually received an improper personal benefit in money, property or services; or

•	In the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	A written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	A written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material United States federal income tax considerations relating to the ownership of common stock as of the date hereof by United States and non-United States holders, each as defined below. Except where noted, this summary deals only with common stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, tax-exempt entities (except as described in —“Taxation of Tax Exempt Holders of Our Common Stock” below), insurance companies, persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in pass-through entities or United States holders of common stock whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision that will take effect unless the United States Congress enacts legislation providing otherwise. The sunset provision generally provides that for taxable years beginning after December 31, 2010, certain provisions that are currently in the Internal Revenue Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gains rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common stock.

You should consult your own tax advisors concerning the United States federal income tax consequences in light of your particular situation as well as consequences arising under the laws of any other taxing jurisdiction.

Our Taxation as a REIT

We have elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ending December 31, 2011. We believe that we were organized and have operated and will continue to operate in such a manner as to qualify for taxation as a REIT under the United States federal income tax laws, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the United States federal income tax treatment of a REIT and its stockholders.

In connection with this offering, Simpson Thacher & Bartlett LLP is rendering an opinion that, commencing with our short taxable year ending on December 31, 2011, we will be organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. Investors should be aware that the opinion of Simpson Thacher & Bartlett LLP is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, and is not binding upon the IRS or any court. We have not received, and do not intend to seek, any rulings from the IRS regarding our status as a REIT or our satisfaction of the REIT requirements. The IRS may challenge our status a REIT, and a court could sustain any such challenge. In addition, the opinion of Simpson Thacher & Bartlett LLP is based on existing United States federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the United States federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Simpson Thacher & Bartlett LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

The sections of the Internal Revenue Code and the corresponding regulations that govern the United States federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative interpretations thereof.

In any year in which we qualify for taxation as a REIT, we generally will not be subject to United States federal income tax on that portion of our REIT taxable income that we distribute currently to our stockholders, although taxable income generated by domestic taxable REIT subsidiaries, if any, will be subject to regular corporate income tax. Our stockholders will generally be taxed on dividends that they receive at ordinary income rates unless such dividends are designated by us as capital gain dividends or qualified dividend income. Distributions we make are not eligible for the dividends received deduction for corporations. We expect that ordinary dividends paid by us generally will not be eligible for the reduced 15% rate (applicable through December 31, 2010) imposed on qualified dividend income received by individuals, trusts and estates.

We are generally not subject to United States corporate income tax on income that we distribute currently to stockholders, but we will be subject to United States federal tax as follows:

•

We will pay United States federal income tax on our net taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time after, the calendar year in which the income is earned.

•	Under some circumstances, we may be subject to the “alternative minimum tax” due to our undistributed items of tax preference and alternative minimum tax adjustments.

•

If we have net income from “prohibited transactions”, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to United States corporate income tax at the highest applicable rate (currently 35%).

•

If due to reasonable cause and not willful neglect we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied in either case by a fraction intended to reflect our profitability.

•

If we fail to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “— Asset Tests”) as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests.

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Requirements for Qualification.”

•	If we fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income for such calendar year;

•	95% of our capital gain net income for such calendar year; and

•	any undistributed taxable income from prior taxable years,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a United States stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, and would receive a credit or a refund for its proportionate share of the tax we paid.

•

We will be subject to a 100% excise tax on amounts received by us from a taxable REIT subsidiary (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between us and a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

•

With respect to an interest in a taxable mortgage pool or a residual interest in a REMIC, the ownership of which is attributed to us or to a REIT in which we own an interest, although the law on the matter is unclear as to the ownership of an interest in a taxable mortgage pool, we may be taxable at the highest corporate rate on the amount of any excess inclusion income for the taxable year allocable to the percentage of our stock that is held by “disqualified organizations.” For a discussion of “excess inclusion income,” see “— Taxable Mortgage Pools and REMICs.” A “disqualified organization” includes:

•	the United States;

•	any state or political subdivision of the United States;

•	any foreign government;

•	any international organization;

•	any agency or instrumentality of any of the foregoing;

•

any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and

•	any rural electrical or telephone cooperative.

•

If we acquire any assets from a non-REIT C corporation in a carry-over basis transaction, we could be liable for specified tax liabilities inherited from that non-REIT C corporation with respect to that corporation’s “built-in gain” in its assets. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. Applicable Treasury regulations, however, allow us to avoid the recognition of gain and the imposition of corporate level tax with respect to a built-in gain asset acquired in a carry-over basis transaction from a non-REIT C corporation unless and until we dispose of that built-in gain asset during the 10-year period following its acquisition, at which time we would recognize, and would be subject to tax at the highest regular corporate rate on, the built-in gain.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for United States federal income tax purposes. Moreover, as further described below, any domestic taxable REIT subsidiary in which we own an interest will be subject to United States federal corporate income tax on its net income.

Requirements for Qualification as a REIT.    The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) after applying certain attribution rules;

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year, which has not been terminated or revoked; and

(8)	that meets other tests, described below, regarding the nature of its income and assets.

Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year but neither conditions (5) nor (6) apply to the first taxable year for which an election to become a REIT is made. We believe that we will issue sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the transfer of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. The provisions of our charter restricting the ownership and transfer of our stock are described in “Description of Securities — Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of our stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by United States Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the record keeping requirements of the Internal Revenue Code and regulations promulgated thereunder.

Ownership of partnership interests.    In the case of a REIT that is a partner in an entity that is treated as a partnership for United States federal income tax purposes, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below in “Asset Tests,” the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Internal Revenue Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest is treated as assets and items of income of our company for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control or only limited influence over the partnership.

Qualified REIT Subsidiaries.    If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for United States federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the stock of which is owned directly or indirectly by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours is not subject to United States federal corporate income taxation, although it may be subject to state and local taxation in some states.

In the event that a qualified REIT subsidiary ceases to be wholly-owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us), the subsidiary’s separate existence would no longer be disregarded for United States federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “— Asset Tests” and “— Income Tests.”

Taxable REIT Subsidiaries.    A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary unless we and such corporation elect to treat such corporation as a taxable REIT subsidiary. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries.

Income earned by a taxable REIT subsidiary is not attributable to the REIT. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a taxable REIT subsidiary without affecting our status as a REIT.

Several provisions of the Internal Revenue Code regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of United States federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to affiliated REITs. In addition, we would be obligated to pay a 100% penalty tax on some payments that we receive from, or on certain expenses deducted by, a taxable REIT subsidiary if the IRS were to assert successfully that the economic arrangements between us and a taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Taxable Mortgage Pools and REMICs.    An entity, or a portion of an entity, that does not elect to be treated as a REMIC may be classified as a taxable mortgage pool under the Internal Revenue Code if:

•	Substantially all of its assets consist of debt obligations or interests in debt obligations;

•	More than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	The entity has issued debt obligations (liabilities) that have two or more maturities; and

•	The payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under the Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consists of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool. It is possible that certain of our financing activities, including securitizations, will result in the treatment of us or a portion of our assets as a taxable mortgage pool.

An entity or portion of an entity will be treated as a REMIC for purposes of the Internal Revenue Code if:

•	It satisfies requirements relating to the types of interests in the entity;

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Substantially all of its assets are comprised of qualified mortgages and certain other permitted instruments at all times, except during (i) the three month period beginning after the startup date and (ii) the period beginning on the date of liquidation and ending on the close of the 90th day after such date;

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It adopts arrangements to ensure that disqualified organizations will not hold residual interests and that information needed to calculate the tax on transfers of residual interests to such organizations will be made available by the entity;

•	It has a taxable year that is the calendar year; and

•	The election to be treated as a REMIC applies for the taxable year and all prior taxable years.

Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for federal income tax purposes. In the case of a REIT, a portion of a REIT, or a REIT subsidiary that is disregarded as a separate entity from the REIT that is a taxable mortgage pool, however, special rules apply. The portion of a REIT’s assets, held directly or through a REIT subsidiary that is disregarded as a separate entity from the REIT, that qualifies as a taxable mortgage pool is treated as a qualified REIT subsidiary that is not subject to corporate income tax, and the taxable mortgage pool classification does not directly affect the tax status of the REIT. The Treasury Department has yet to issue regulations governing the tax treatment of the stockholders of a REIT that owns an interest in a taxable mortgage pool.

A portion of our income from a REMIC residual interest or taxable mortgage pool arrangement could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a residual interest in a REMIC or taxable mortgage pool interest during such calendar quarter over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price of the interest at the beginning of the quarter multiplied by (b) 120 percent of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter).

Our excess inclusion income would be allocated among our stockholders in proportion to dividends paid. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from United States federal income tax and (iii) would result in the application of United States federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of non-United States stockholders. See “— Taxation of Non-United States Holders of Our Common Stock — Distributions.” Although the law on this matter is not clear with regard to taxable mortgage pool interests, to the extent excess inclusion income is allocated to a tax-exempt stockholder of ours that is not subject to unrelated business income tax (such as a government entity), we would be taxable on this income at the highest applicable corporate tax rate (currently 35%). The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, non-United States investors and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors in connection with their decision to invest in our common stock.

If a subsidiary partnership of ours, not wholly owned by us directly or through one or more disregarded entities, were a taxable mortgage pool, the foregoing rules would not apply. Rather, the partnership that is a taxable mortgage pool would be treated as a corporation for United States federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations and could adversely affect our compliance with those requirements.

Income Tests

To qualify as a REIT, we must satisfy two gross income requirements, each of which is applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, for each taxable year generally must be derived directly or indirectly from:

•	Rents from real property;

•	Interest on debt secured by mortgages on real property or on interests in real property;

•	Dividends or other distributions on, and gain from the sale of, stock in other REITs;

•	Gain from the sale of real property or mortgage loans;

•	Abatements and refunds of taxes on real property;

•	Income and gain derived from foreclosure property (as described below);

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Amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property);

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Income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

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Interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (i) dividends, (ii) interest and (iii) gain from the sale or disposition of stock or securities.

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, and we attach a schedule of the sources of our income to our United States federal income tax return. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally recognize exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See “— Our Taxation as a REIT.”

Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from hedging transactions that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of both gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. We will monitor the amount of our non-qualifying income and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to us.

Dividends.    Our dividend income from stock in any corporation (other than any REIT) and from any taxable REIT subsidiary will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. If we own stock in other REITs, the dividends that we receive from those REITs and our gain on the sale of the stock in those REITs will be qualifying income for purposes of both gross income tests. However, if a REIT in which we own stock fails to qualify as a REIT in any year, our income from such REIT would be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Interest.    The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person, however, it generally includes the following: (i) an amount that is received or accrued based on a fixed percentage or percentages of receipts or sales, and (ii) an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT. We do not expect that any of our loans will be based in whole or in part on the income or profits of any person.

Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

We expect that the CMBS and RMBS in which we invest generally will be treated either as interests in a grantor trust or as interests in a REMIC for United States federal income tax purposes and that all interest income from such CMBS and RMBS will be qualifying income for the 95% gross income test. In the case of CMBS and RMBS treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. In the case of CMBS and RMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities.

Hedging Transactions.     We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated or entered into, including gain from the sale or disposition of such a transaction, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

We may conduct some or all of our hedging activities through a taxable REIT subsidiary or other corporate entity, the income of which may be subject to United States federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.

Fee Income.     Fee income generally will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees generally are not qualifying income for purposes of either gross income test. Any fees earned by a taxable REIT subsidiary will not be included for purposes of the gross income tests.

Rents from Real Property.     To the extent that we own or acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants, the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled taxable REIT subsidiary” (i.e., a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both usually or “customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” We may, however, render services to our tenants through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. We may also own a taxable REIT subsidiary which provides non-customary services to tenants without tainting our rental income from the related properties.

Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the greater of (i) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (ii) 150% of our direct cost in furnishing or rendering the services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

Prohibited Transactions Tax.     A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to conduct our operations so that no asset that we own will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. We cannot assure you that we will comply with certain safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

Foreclosure Property.     Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	For which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	For which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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On which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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On which any construction takes place on the property, other than completion of a building or any other improvement, if more than 10% of the construction was completed before default became imminent; or

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Which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests.

We may have the option to foreclose on mortgage loans when a borrower is in default. The foregoing rules could affect a decision by us to foreclose on a particular mortgage loan and could affect whether we choose to foreclose with regard to a particular mortgage loan.

Phantom income.     Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from certain assets in advance of our receipt of cash flow from or proceeds from disposition of such assets, and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.

We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount generally will be treated as “market discount” for United States federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

We may agree to modify the terms of distressed and other loans we hold. These modifications may be considered “significant modifications” for United States federal income tax purposes that give rise to a deemed debt-for-debt exchange upon which we may recognize taxable gain without a corresponding receipt of cash.

Some of the debt securities that we acquire may have been issued with original issue discount. In general, we will be required to accrue original issue discount based on the constant yield to maturity of the debt securities, and to treat it as taxable income in accordance with applicable United States federal income tax rules even though such yield may exceed cash payments, if any, received on such debt instrument.

In addition, in the event that any debt instruments or debt securities acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinated mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.

Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

As a result of each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “— Annual Distribution Requirements Applicable to REITs.”

Asset Tests

At the close of each quarter of our taxable year, we must satisfy the following tests relating to the nature of our assets.

•	At least 75% of the value of our total assets must be represented by the following:

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs;

•	cash and cash items;

•	government securities;

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investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term; and

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regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if we held such assets directly, we will be treated as holding directly our proportionate share of the assets of such REMIC.

•	Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class.

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Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

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Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of any one issuer’s outstanding voting securities.

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Except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception discussed below.

•	Not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

Securities, for the purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor. Debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors. In the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer that (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership).

In addition, (i) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (ii) any debt instrument issued by a partnership (other than straight debt or any other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (iii) any debt instrument issued by a partnership (other than straight debt or any other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

We believe that substantially all of the mortgage-related assets and loans that we expect to hold will be qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan. Debt securities issued by other REITs or C corporations that are not secured by mortgages on real property will not be qualifying assets for purposes of the 75% asset test.

We believe that any stock that we will acquire in other REITs will be a qualifying asset for purposes of the 75% asset test. However, if a REIT in which we own stock fails to qualify as a REIT in any year, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, we would be subject to the second, third, fourth, and fifth assets tests described above with respect to our investment in such a disqualified REIT. We will also be subject to those assets tests with respect to our investments in any non-REIT C corporations for which we do not make a taxable REIT subsidiary election.

We have and intend to enter into repurchase agreements under which we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we will be treated for United States federal income tax purposes as the owner of the assets that are the subject of any such agreements notwithstanding that we may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the repurchase agreement, in which case we could fail to qualify as a REIT.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we will need to estimate the value of the real estate securing our mortgage loans at various times. In addition, we will be required to value our investment in our other assets to ensure compliance with the asset tests. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS may not disagree with these determinations and assert that a different value is applicable, in which case we may not satisfy the 75% and the other asset tests.

We will not lose our REIT status for a de minimis failure to meet the 5% or 10% asset requirements if the failure is due to ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets or $10 million. If we fail to satisfy any of the asset requirements for a particular tax quarter, we may still qualify as a REIT if we (1) identify the failure on a separate schedule, (2) the failure is due to reasonable cause and not willful neglect, (3) the assets causing the failure are disposed of within six months of the last day of the quarter in which the failure occurred and (4) we pay a tax computed as the greater of either $50,000 or the net income generated by the assets causing the failure multiplied by the highest tax rate under section 11.

After initially meeting the asset tests after the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. However, an acquisition of property by a REIT requires the REIT to revalue all of its assets. If the failure to satisfy the asset tests results from an increase in the value of our assets after the acquisition of securities or other property during a quarter, the failure can be cured by eliminating the discrepancy within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure that these steps always will be successful. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

We currently believe that the loans, securities and other assets that we expect to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support our conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that we hold. Moreover, values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our interest in securities and other assets will not cause a violation of the asset tests applicable to REITs.

Annual Distribution Requirements Applicable to REITs.

To qualify as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:

•

the sum of (i) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (ii) 90% of our net income after tax, if any, from foreclosure property; minus

•

the excess of the sum of specified items of noncash income (including original issue discount on our mortgage loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or we distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro-rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

If we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years) and (y) the amounts of income retained on which we have paid corporate income tax.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the distribution requirements. It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between the actual receipt of cash and the inclusion of items of income by us for United States federal income tax purposes. Other potential sources of noncash taxable income include (i) loans and securities that are financed through loan or securitization structures that require some or all of the available interest income from these assets to be used to repay principal on these borrowings, (ii) distressed loans on which we may be required to accrue interest or discount income even though the borrower is unable to make current or past due debt service payments; and, (iii) loans or mortgage-backed securities held by us as assets that are issued at a discount and require the accrual of taxable income in advance of the receipt of the related cash flow. In the event that such timing differences occur, and in other circumstances, it may be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of taxable in-kind distributions of property (including, for example, our own debt securities).

Although several types of noncash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those noncash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may not have sufficient cash to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common stock or preferred stock.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Record Keeping Requirements

We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding common stock.

Failure to Qualify

If we fail to satisfy one or more requirements of REIT qualification, other than the income tests or asset requirements, then we may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each failure.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. This would significantly reduce both our cash available for distribution to our stockholders and our earnings. If we fail to qualify as a REIT, we will not be required to make any distributions to stockholders and any distributions that are made will not be deductible by us. Moreover, all distributions to stockholders would be taxable as dividends to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains of ours. Subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for the reduced income tax rate of 15% or less on such dividends (through December 31, 2010). Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Taxation of United States Holders of Our Common Stock

United States Holder.    As used in the remainder of this discussion, the term “United States holder” means a beneficial owner of our common stock that is for United States federal income tax purposes:

•	A citizen or resident of the United States;

•	A corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	An estate the income of which is subject to United States federal income taxation regardless of its source; or

•

A trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding preferred stock, you should consult your advisors. A “non-United States holder” is a holder that is not a United States holder.

Distributions Generally.    As long as we qualify as a REIT, distributions made to taxable United States holders of our common stock out of current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taken into account by them as ordinary income taxable at ordinary income tax rates and will not qualify for the maximum 15% capital gains rate that generally applies (through December 31, 2010) to distributions by non-REIT C corporations to stockholders who are taxed as individuals. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a United States holder to the extent that the distributions do not exceed the adjusted basis of the holder’s stock. Rather, such distributions will reduce the adjusted basis of the stock. To the extent that distributions exceed the adjusted basis of a United States holder’s stock, the distributions will be taxable as capital gains, assuming the stock is held as a capital asset in the hands of the United States holder.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, United States holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

Capital Gain Dividends.    We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends are taxed to United States holders of our stock as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to United States holders on IRS Form 1099- DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

Instead of paying capital gain dividends, we may elect to require stockholders to include our undistributed net capital gains in their income. If we make such an election, United States holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A United States holder of our stock will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

We must classify portions of our designated capital gain dividend into the following categories:

•	A 15% gain distribution, which would be taxable to United States holders of our stock taxed as individuals at a maximum rate of 15% (through December 31, 2010); or

•	An unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate United States holders of our stock at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 15% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The IRS currently requires that distributions made to different classes of stock be composed proportionately of dividends of a particular type.

Passive Activity Loss and Investment Interest Limitation.    Distributions and gain from the disposition of our common stock will not be treated as passive activity income, and therefore United States holders will not be able to apply any “passive activity losses” against such income. Dividends paid by us, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment income limitation on the deduction of the investment interest.

Qualified Dividend Income.    Through December 31, 2010, distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to an individual, trust or estate, are properly designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations, our “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in gain asset from the immediately preceding year (reduced by any federal income taxes that we paid with respect to such REIT taxable income and built-in gain).

Dividends that we receive will be treated as qualified dividend income to us if certain criteria are met. The dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is either a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation and the dividends we receive from such an entity would not constitute qualified dividend income.

Furthermore, certain exceptions and special rules apply to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the stock on which the dividend is paid, and special rules with regard to dividends received from regulated investment companies and other REITs.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend. A longer holding period may apply to preferred dividends that are attributable to a period or periods aggregating in excess of 366 days.

Other Tax Considerations.    United States holders of our stock may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

Sales of Our Common Stock.    Upon any taxable sale or other disposition of our common stock, a United States holder of our common stock will recognize gain or loss for federal income tax purposes on the disposition of our common stock in an amount equal to the difference between:

•	The amount of cash and the fair market value of any property received on such disposition; and

•	The United States holder’s adjusted basis in such common stock for tax purposes.

Gain or loss will be capital gain or loss if the common stock has been held by the United States holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket.

In general, any loss upon a sale or exchange of our common stock by a United States holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such United States holder that are required to be treated by such United States holder as long-term capital gains.

Taxation of Non-United States Holders of Our Common Stock

The rules governing United States federal income taxation of non-United States holders are complex. This section is only a summary of such rules. We urge non-United States holders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of the common stock, including any reporting requirements.

Distributions.    Distributions by us to a non-United States holder of our common stock that are neither attributable to gain from sales or exchanges by us of “United States real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to United States federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-United States holder of a United States trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent the income allocated to the non-United States stockholder is excess inclusion income. Excess inclusion income will generally be allocated to our stockholders to the extent we have “excess inclusion income” that exceeds our undistributed REIT taxable income in a particular year. See “— Our Taxation as a REIT — Taxable Mortgage Pools and REMICs.” Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as United States holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-United States holder that is engaged in a United States trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. We expect to withhold United States income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-United States holder unless:

•	A lower treaty rate applies and the non-United States holder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate is filed with us; or

•	The non-United States holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-United States holder’s trade or business.

Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-United States holder in its common stock will reduce the non-United States holder’s adjusted basis in its common stock and will not be subject to United States federal income tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-United States holder in its common stock will be treated as gain from the sale of its stock, the tax treatment of which is described below. See “— Taxation of Non-United States Holders of Our Common Stock — Sales of Our Common Stock.” Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend.

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the non-United States holder is not liable for tax on the receipt of that distribution. However, a non-United States holder may seek a refund of these amounts from the IRS if the non-United States holder’s United States tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-United States holder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to United States federal income taxation unless:

•

the investment in the common stock is effectively connected with the non-United States holder’s trade or business, in which case the non-United States holder will be subject to the same treatment as United States holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•

the non-United States holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-United States holder that are attributable to gain from sales or exchanges by us of United States real property interests, whether or not designated as a capital gain dividend, will cause the non-United States holder to be treated as recognizing gain that is income effectively connected with a United States trade or business. Non-United States holders will be taxed on this gain at the same rates applicable to United States holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-United States holder that is a corporation. The term “United States real property interests” generally does not include mortgage loans or mortgage-backed securities. As a result, we do not anticipate that we will generate material amounts of gain that would be subject to FIRPTA.

We will be required to withhold and remit to the IRS 35% of any distributions to non-United States holders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of United States real property interests. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-United States holders may exceed the actual tax liability, is creditable against the non-United States holder’s United States federal income tax liability.

However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our stock which is regularly traded on an established securities market located in the United States if the non-United States stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of such dividend. Instead, any capital gain dividend will be treated as a distribution subject to the rules discussed above under “— Taxation of Non-United States Stockholders of Our Common Stock — Distributions.” Also, the branch profits tax will not apply to such a distribution.

Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the stock held by United States holders generally should be treated with respect to non-United States holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-United States holders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by us were to exceed their actual United States federal income tax liability.

Sales of Our Common Stock.    Gain recognized by a non-United States holder upon the sale or exchange of our stock generally would not be subject to United States taxation unless:

•

The investment in our common stock is effectively connected with the non-United States holder’s United States trade or business, in which case the non-United States holder will be subject to the same treatment as domestic holders with respect to any gain;

•

The non-United States holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	Our common stock constitutes a United States real property interest within the meaning of FIRPTA, as described below.

Our common stock will not constitute a United States real property interest if we either are not a United States real property holding corporation or we are a domestically-controlled REIT. Whether we are a United States real property holding corporation will depend upon whether the fair market value of United States real property interests owned by us equals or exceeds 50% of the fair market value of these interests, any interests in real estate outside of the United States, and our other trade and business assets. Because United States real property interests do not generally include mortgage loans or mortgage-backed securities, we will likely not be a United States real property holding corporation. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-United States holders. We expect to qualify as a domestically-controlled REIT upon completion of the offering but cannot guarantee that we will remain a domestically-controlled REIT.

However, because our stock is publicly traded, no assurance can be given that we will continue to be a domestically-controlled REIT. If we were not a domestically-controlled REIT, a sale of common stock by a non-United States holder would not be subject to taxation under FIRPTA as a sale of United States real property if:

•	Our common stock were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and

•

The non-United States holder did not actually, or constructively under specified attribution rules under the Internal Revenue Code, own more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

Even if our common stock were not regularly traded on an established securities market, a sale of common stock by a non-United States holder would not be subject to taxation under FIRPTA as a sale of a United States real property interest if such non-United States holder’s common stock had a fair market value on the date of acquisition that was equal to or less than 5% of our regularly traded class of stock with the lower fair market value. For purposes of this test, if a non-United States holder acquires shares of common stock and subsequently acquired additional shares of common stock at a later date, then all such shares of common stock would be aggregated and valued as of the date of the subsequent acquisition.

If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-United States holder would be subject to regular United States income tax with respect to any gain in the same manner as a taxable United States holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such case, under FIRPTA the purchaser of common stock may be required to withhold 10% of the purchase price and remit this amount to the IRS. In addition, distributions that are treated as gain from the disposition of common stock and are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a corporate non-United States holder that is not entitled to a treaty exemption.

Taxation of Tax-Exempt Holders of Our Common Stock

Provided that a tax-exempt holder has not held its common stock as “debt financed property” within the meaning of the Internal Revenue Code and our shares of stock are not being used in an unrelated trade or business, the dividend and interest income from us generally will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt holder. Similarly, income from the sale of our common stock will not constitute UBTI unless the tax-exempt holder has held its common stock as debt financed property within the meaning of the Internal Revenue Code or has used the common stock in a trade or business. To the extent, however, that we, or a part of us, or a disregarded subsidiary of ours, is a taxable mortgage pool, a portion of the dividends paid to a tax-exempt stockholder that is allocable to excess inclusion income may be subject to tax as UBTI. Excess inclusion income will generally be allocated to our stockholders to the extent we have excess inclusion income that exceeds our undistributed REIT taxable income in a particular year. See “— Our Taxation as a REIT — Taxable Mortgage Pools and REMICs.”

Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a “pension held REIT” if it meets the following two tests:

•

It would not have qualified as a REIT but for Section 856(h)(3) of the Internal Revenue Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

•

Either (i) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (ii) a group of pension trusts each individually holding more than 10% of the value of the REIT’s stock, collectively owns more than 50% of the value of the REIT’s stock.

The percentage of any REIT dividend from a “pension held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts).

Backup Withholding Tax and Information Reporting

United States Holders of common Stock.    In general, information-reporting requirements will apply to payments of dividends and interest on and payments of the proceeds of the sale of our common stock held by United States holders, unless an exception applies. The payor is required to withhold tax on such payments, currently at the rate of 28%, if (i) the payee fails to furnish a taxpayer identification number, or

TIN, to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. In addition, a payor of the dividends or interest on our common stock is required to withhold tax at a rate of 28% if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code. A United States holder that does not provide us with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any United States holders who fail to certify their United States status to us. Some United States holders of our common stock, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s United States federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS. The payor will be required to furnish annually to the IRS and to holders of our common stock information relating to the amount of dividends and interest paid on our common stock, and that information reporting may also apply to payments of proceeds from the sale of our common stock. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Non-United States Holders of Our common Stock.    Generally, information reporting will apply to payments of interest and dividends on our common stock, and backup withholding described above for a United States holder will apply, unless the payee certifies that it is not a United States person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding as described above for United States holders unless the non-United States holder satisfies the requirements necessary to be an exempt non-United States holder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-United States holder of our common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a United States trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are United States persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a United States office of a United States or foreign broker.

Applicable Treasury regulations provide presumptions regarding the status of a holder of our common stock when payments to such holder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

Tax Shelter Reporting

If a stockholder recognizes a loss with respect to stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Barclays Capital Inc., UBS Securities LLC and FBR Capital Markets & Co. are acting as representatives and joint book-running managers for this offering, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
UBS Securities LLC
FBR Capital Markets & Co.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $              per share. The underwriters and selling group members may allow a discount of $              per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the joint book-running managers for a period of              days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the joint book-running managers waive, in writing, such an extension.

Our officers, directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the joint book-running managers for a period of              days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the joint book-running managers waive, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on the NYSE.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	The purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws;

•	Where required by law, that the purchaser is purchasing as principal and not as agent;

•	The purchaser has reviewed the text above under Resale Restrictions; and

•	The purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed on for us by Simpson Thacher & Bartlett LLP. Venable LLP will pass on the validity of the shares of common stock sold in this offering and certain other matters under Maryland law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Manatt, Phelps & Phillips, LLP.

EXPERTS

The financial statement of Velocity Commercial Capital, Inc. as of December 31, 2009 and the consolidated financial statements of Velocity Commercial Capital, LLC and subsidiary as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 included in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGES IN ACCOUNTANTS

On September 23, 2008, we dismissed our independent public accounting firm, Stern, Kory, Sreden & Morgan, An Accountancy Corporation, or SKSM, and engaged the services of Grant Thornton LLP, or Grant Thornton, as our new independent registered public accounting firm for the fiscal year ended December 31, 2008. Our predecessor’s Board of Managers authorized the dismissal of SKSM and the engagement of Grant Thornton. SKSM was dismissed because we needed to engage a public accounting firm that had an established track record in auditing financial service firms that originate and acquire loans that are held for investment.

Prior to the dismissal of SKSM on September 23, 2008, there were no disagreements with SKSM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure regarding the fiscal year 2008 financial statements, which disagreements, if not resolved to the satisfaction of SKSM, would have caused it to make reference thereto in its reports on the consolidated financial statements for such periods, and there occurred no “reportable events” within the meaning of Item 304(a)(1) of SEC Regulation S-K. For the fiscal year ended December 31, 2008, prior to the dismissal of SKSM on September 23, 2008, SKSM did not issue a report on our financial statements which contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

We have provided SKSM with a copy of the foregoing statements. A copy of a letter from SKSM to the SEC dated August 20, 2010, stating its agreement with these statements is attached as an exhibit to the registration statement of which this prospectus forms a part.

During the year ended December 31, 2007, and the subsequent period preceding the dismissal of SKSM on September 23, 2008, neither we nor anyone on our behalf consulted with Grant Thornton regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii)  of SEC Regulations S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors,

Velocity Commercial Capital, Inc.

We have audited the accompanying statement of financial condition of Velocity Commercial Capital, Inc. (the “Company”) as of December 31, 2009 (the end of the initial accounting period of the Company). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Velocity Commercial Capital, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/    GRANT THORNTON LLP

Woodland Hills, California

August 27, 2010

Velocity Commercial Capital, Inc.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2010 and December 31, 2009

	September 30, 2010	December 31, 2009
	(unaudited)
ASSETS
Cash and cash equivalents	$2,175	$2,281

TOTAL ASSETS	$2,175	$2,281

LIABILITIES
Due to Velocity Commercial Capital, LLC	$9,000	$3,000

TOTAL LIABILITIES	9,000	3,000

COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDER EQUITY (DEFICIT)
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares outstanding	—	—
Common stock, $0.01 par value, 450,000,000 shares authorized, 100 shares outstanding	1	1
Accumulated deficit	(6,826)	(720)

TOTAL STOCKHOLDER EQUITY	(6,825)	(719)

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$2,175	$2,281

The accompanying notes are an integral part of these financial statements.

Velocity Commercial Capital, Inc.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

September 30, 2010 (unaudited) and December 31, 2009

NOTE 1 — ORGANIZATION

Velocity Commercial Capital, Inc. (“Company”) was organized in Maryland on August 27, 2009. The Company is authorized to issue up to 450,000,000 shares of common stock and 50,000,000 shares of preferred stock. The Company has not commenced operations.

NOTE 2 — FORMATION OF THE COMPANY/INITIAL PUBLIC OFFERING

The Company intends to conduct an initial public offering of common stock. The net proceeds of the proposed offering will be used to acquire and originate small balance commercial real estate loans. In accordance with its investment guidelines, the Company may also invest in rated or unrated securities that include exposure to small balance commercial real estate, including commercial mortgage-backed securities, residential mortgage-backed securities and other asset backed securities, including collateralized debt obligations and other consumer or non-consumer asset-backed securities.

Concurrent with the completion of the initial public offering, the Company will exchange shares of its common stock for all the outstanding equity interests of Velocity Commercial Capital, LLC (“VCC”). The transaction will be accounted for in accordance with ASC 805-50 – Business Combinations, where the assets, liabilities and equity transferred to the Company are recognized at the acquiree’s carrying value.

The Company will be subject to the risks involved with real estate. These include, among others, risks normally associated with changes in the general economic climate, creditworthiness of borrowers, competition for borrowers, changes in tax laws, interest rate levels, and the availability of financing. The Company intends to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code commencing with the taxable period ending after the initial public offering is completed. In order to maintain its tax status as a REIT, the Company plans to distribute at least 90% of its taxable income.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Company was formed at the direction of and for the benefit of VCC, who has funded the formation and start-up expenses of the Company. As of September 30, 2010 and December 31, 2009, the Company owed VCC $9,000 and $3,000, respectively.

The sole stockholder of the Company is Jeffrey Taylor, the executive vice president of capital markets of VCC. Mr. Taylor’s initial capital contribution to the Company was $1, made on August 27, 2009, for 100 shares of common stock. Prior to the completion of the initial public offering, VCC will acquire the outstanding shares from Mr. Taylor for $1.

NOTE 5 — SUBSEQUENT EVENTS

The Company evaluated subsequent events for the December 31, 2009 audited statement of financial condition through August 27, 2010, the date the financial statement was available to be issued. Subsequent events for the unaudited September 30, 2010 interim statement of financial condition were evaluated through December 10, 2010, the date the interim statement of financial condition was available. Management determined there were no material recognized or unrecognized subsequent events.

Report of Independent Registered Public Accounting Firm

Board of Managers

Velocity Commercial Capital, LLC

We have audited the accompanying consolidated statements of financial condition of Velocity Commercial Capital, LLC and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Velocity Commercial Capital, LLC and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, the Company elected to change its method of accounting for acquisitions of loans.

/s/    GRANT THORNTON LLP

Woodland Hills, California

July 30, 2010

Velocity Commercial Capital, LLC and Subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

September 30, 2010 and December 31, 2009 and 2008 (Successor)

	September 30, 2010	December 31,
(In thousands)		2009	2008
	(Unaudited)
ASSETS
Cash and cash equivalents	$8,618	$7,825	$9,817
Restricted cash	—	—	127
Loans held for investment, net	106,333	117,417	126,793
Accrued interest and other receivables	2,400	2,146	1,837
Real estate held for sale, net	9,384	6,499	656
Property and equipment, net	251	260	487
Real estate held as investment, net	2,034	—	—
Goodwill	1,063	1,063	1,063
Other assets	643	853	648

TOTAL ASSETS	$130,726	$136,063	$141,428

LIABILITIES
Accounts payable and accrued expenses	$2,079	$2,124	$1,183
Warehouse and repurchase facilities	59,535	68,291	82,107

TOTAL LIABILITIES	61,614	70,415	83,290
COMMITMENTS AND CONTINGENCIES	—	—	—
MEMBERS’ EQUITY	69,112	65,648	58,138

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$130,726	$136,063	$141,428

The accompanying notes are an integral part of these consolidated financial statements.

Velocity Commercial Capital, LLC and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2010 and 2009

and the years ended December 31, 2009 and 2008 (Successor) and 2007 (Predecessor)

	Successor				Predecessor
	September 30,		December 31,		December 31, 2007
(In thousands)	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Interest and investment income	$7,287	$8,074	$10,324	$6,791	$3,738
Interest expense	2,505	2,496	3,319	2,269	2,501

NET INTEREST INCOME	4,782	5,578	7,005	4,522	1,237
Provision for loan losses	1,580	1,570	2,684	909	8

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,202	4,008	4,321	3,613	1,229

OTHER OPERATING INCOME
Discount recognized on payoff of loans	101	—	—	230	—
Real estate acquired through foreclosure in excess of recorded investment	149	—	—	—	—
Gain on sale of loans	—	—	—	—	1,999
Other income	29	4	13	100	14

Total other operating income	279	4	13	330	2,013

OPERATING EXPENSES
Compensation and employee benefits	1,938	1,831	2,501	3,956	3,989
Rent and occupancy	216	406	481	699	490
Loan servicing	1,350	448	653	287	106
Professional fees	493	775	1,914	240	112
Real estate owned, net	421	118	249	(37)	(6)
Recapitalization expense	—	—	—	—	974
Other operating expenses	590	872	1,026	1,214	1,206

Total operating expenses	5,008	4,450	6,824	6,359	6,871

NET LOSS	$(1,527)	$(438)	$(2,490)	$(2,416)	$(3,629)

The accompanying notes are an integral part of these consolidated financial statements.

Velocity Commercial Capital, LLC and Subsidiary

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

For the nine months ended September 30, 2010

and years ended December 31, 2009 and 2008 (Successor) and 2007 (Predecessor)

(In thousands)
Predecessor
Balance — December 31, 2006	$6,033
Capital contributions, net	20,631
Member distributions	(757)
Net loss	(3,629)

Balance before acquisition (Predecessor)	22,278
Purchase accounting adjustments	776

Balance — December 31, 2007 (Successor)	$23,054

Successor
Balance — December 31, 2007	$23,054
Capital contributions	37,500
Net loss	(2,416)

Balance — December 31, 2008	58,138
Capital contributions	10,000
Net loss	(2,490)

Balance — December 31, 2009	65,648
Capital contributions (Unaudited)	5,000
Member distributions (Unaudited)	(9)
Net loss (Unaudited)	(1,527)

Balance — September 30, 2010 (Unaudited)	$69,112

The accompanying notes are an integral part of these consolidated financial statements.

Velocity Commercial Capital, LLC and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2010 and 2009

and the years ended December 31, 2009 and 2008 (Successor) and 2007 (Predecessor)

	Successor				Predecessor
	September 30,		December 31,		December 31, 2007
(In thousands)	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(1,527)	$(438)	$(2,490)	$(2,416)	$(3,629)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	108	124	132	213	151
Provision for loan losses	1,580	1,570	2,684	909	8
Net accretion of discount on purchased loans and deferred loan origination costs	(321)	(139)	(178)	248	—
Write-off of accrued interest and other receivables	—	—	34	—	—
Discount recognized on payoff of loans	(101)	—	—	(230)	—
Real estate acquired through foreclosure in excess of recorded investments	(149)	—	—	—	—
Amortization of warehouse and repurchase facilities costs	266	172	237	117	52
Loss on disposal of property and equipment	32	108	132	106	—
Originations of loans held for sale	—	—	—	—	(128,393)
Proceeds from sales of loans held for sale	—	—	—	—	147,368
Gain on sales of loans held for sale	—	—	—	—	(1,999)
Change in valuation of real estate owned	497	158	323	—	—
Gain on sales of real estate owned	103	(3)	(16)	(15)	(6)
Changes in operating assets and liabilities:
Restricted cash	—	127	127	(22)	613
Accrued interest and other receivables	(444)	(163)	(309)	(1,425)	(168)
Other assets	(56)	(224)	(675)	(660)	45
Accounts payable and accrued expenses	(45)	707	941	400	(291)

Net cash provided by (used in) operating activities	(263)	1,999	942	(2,775)	13,751

Cash flows from investing activities
Purchase of loans held for investment	—	—	(3,350)	(52,732)	—
Origination of loans held for investment	(1,127)	(273)	(390)	(53,209)	(6,223)
Repayment of loans held for investment	3,925	2,642	3,758	2,882	229
Investment in real estate held as investment	(250)	—	—	—	—
Proceeds from sales of real estate owned	2,404	363	901	408	201
Purchase of property and equipment	(131)	(27)	(37)	(81)	(439)

Net cash provided by (used in) investing activities	4,821	2,705	882	(102,732)	(6,232)

Cash flows from financing activities
Warehouse and repurchase facilities advances	6,566	16,192	16,060	88,602	129,590
Warehouse and repurchase facilities repayments	(15,322)	(27,605)	(29,876)	(29,663)	(140,412)
Capital contributions, net	5,000	5,000	10,000	37,500	20,631
Member distributions	(9)	—	—	—	(757)

Net cash provided by (used in) financing activities	(3,765)	(6,413)	(3,816)	96,439	9,052

Net increase (decrease) in cash and cash equivalents	793	(1,709)	(1,992)	(9,068)	16,571
Cash and cash equivalents at beginning of period	7,825	9,817	9,817	18,885	2,314

Cash and cash equivalents at end of period	$8,618	$8,108	$7,825	$9,817	$18,885

Supplemental cash flow information:
Cash paid during the year for:
Interest	$2,286	$2,338	$3,078	$2,252	$2,186
Income taxes	$—	$—	$—	$—	$—
Noncash transactions from investing and financing activities:
Transfer of loans held for investment to real estate held for sale	$7,128	$3,195	$6,818	$1,043	$195
Transfer of real estate held for sale to held as investment	$1,784	$—	$—	$—	$—
Transfer of accounts receivable and other assets to real estate held for sale	$190	$51	$233	$6	$—
Transfer of loans held for sale to loans held for investment	$—	$—	$—	$—	$20,200
Purchase accounting adjustments	$—	$—	$—	$—	$776

The accompanying notes are an integral part of these consolidated financial statements.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

NOTE 1 — DESCRIPTION OF THE BUSINESS

Velocity Commercial Capital, LLC (“VCC”) is a California limited liability company (“LLC”) formed on June 2, 2004. Velocity Holdings, LLC (“Velocity Holdings”) is a California LLC formed on June 10, 2008, and is a wholly-owned subsidiary of VCC. Velocity Holdings is a bankruptcy remote, special-purpose entity created to hold loans originated by VCC and financed under its primary warehouse financing facility.

The Company is a mortgage lender that originates and acquires small balance commercial real estate (“SBCRE”) loans, providing capital to the small commercial real estate loan market. The Company uses its equity capital and borrowed funds to invest in SBCRE loans and seeks to generate income based on the difference between the yield on its SBCRE loan portfolio and the cost of its borrowings. The Company does not engage in any other line of business or offer any other products or services, nor does it originate or acquire investments outside of the United States of America. No single customer accounted for more than 10% of the Company’s total income.

NOTE 2 — BASIS OF PRESENTATION

Prior to December 21, 2007, management owned approximately 65.7% of the outstanding units of the Company. On December 21, 2007, a group of investor entities controlled by the Snow Phipps Group (“Snow Phipps”), a private equity fund, acquired an ownership interest of approximately 90.7% through the acquisition of existing units held by a nonmanagement investor and a capital contribution in exchange for newly issued units (the “SPG Transaction”). The SPG Transaction was accounted for using the purchase accounting method and, under accounting guidance provided by the Securities and Exchange Commission, Snow Phipps’ basis in the net assets of the Company was “pushed down” to the Company. Although the SPG Transaction closed on December 21, 2007, the Company has elected to reflect the purchase accounting adjustments as of December 31, 2007 and has not presented a separate statement of financial condition as of the closing date or statements of operations, members’ equity and cash flows for the period from January 1 to December 21, 2007 for the predecessor and from December 22 to December 31, 2007 for the successor, as the impact was deemed immaterial.

Snow Phipps acquired an ownership interest of approximately 90.7% of the Company for approximately $21.0 million, consisting of the acquisition of existing units from a nonmanagement investor for approximately $0.4 million and newly issued units for a net capital contribution of approximately $20.6 million. The cost of the acquisition to Snow Phipps was approximately $2.3 million, acquiring the existing units for approximately $0.4 million and an effective contribution to the minority interest investors of approximately $1.9 million. The effective contribution to the minority interest investors represents approximately 9.3% of the $20.6 million net contribution made by Snow Phipps for the newly issued units. The Snow Phipps contribution is net of $1.5 million of advisory fees paid to Snow Phipps at the close of the transaction. All other costs associated with the transaction were borne by the Company and are reflected in the consolidated statement of operations as recapitalization expense. The excess of Snow Phipps’ cost over the fair value of the net assets acquired, approximately $1.1 million, has been recorded as goodwill.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

The purchase price of the assets acquired and liabilities assumed was allocated based on fair values as follows:

(In thousands)
Loans held for investment	$23,303
Property and equipment	657
Goodwill	1,063
Other assets	569
Accounts payable and accrued expenses	(2,293)
Warehouse and repurchase facilities	(21,003)

$2,296

Throughout the consolidated financial statements and notes thereto, the term “Successor” refers to the Company following the SPG Transaction and the term “Predecessor” refers to the Company prior to the SPG Transaction. The following table reconciles the effects of the SPG Transaction:

(In thousands)	Predecessor statement of financial condition	Capital contribution, net	Fair value adjustments	Successor statement of financial condition
Cash and cash equivalents	$—	$18,885	$—	$18,885
Loans held for investment	25,991	—	(287)	25,704
Accrued interest and other receivables	412	—	—	412
Property and equipment	725	—	—	725
Goodwill	—	—	1,063	1,063
Other assets	216	—	—	216

	$27,344	$18,885	$776	$47,005

Accounts payable and accrued expenses	$2,529	$(1,746)	$—	$783
Warehouse and repurchase facilities	23,168	—	—	23,168
Members’ equity	1,647	20,631	776	23,054

	$27,344	$18,885	$776	$47,005

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company’s consolidated financial statements include the accounts of VCC and Velocity Holdings. All material intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements include only those assets, liabilities and results of operations related to the business of the two LLCs and do not include any other assets, liabilities, revenues and expenses attributable to members’ individual activities. The liability of each member in an LLC is limited to amounts reflected in their respective member accounts.

Unaudited Interim Financial Information

The accompanying consolidated statement of financial condition as of September 30, 2010, the consolidated statements of operations and cash flows for the nine months ended September 30, 2010 and 2009 and the consolidated statement of members’ equity for the nine months ended September 30, 2010 are

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2010 and results of operations and cash flows for the nine months ended September 30, 2010 and 2009. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine month periods are unaudited. The results of the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010, or for any other interim period, or for any future year.

Revenue Recognition

From its inception to September 30, 2007, the Company was an originator and seller of mortgage loans. The Company recorded sales of its SBCRE loans when control over the loans was surrendered to a buyer (the “transferee”). Control was considered surrendered when (i) the loans were isolated from the Company, put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership, (ii) the transferee had the unconstrained right to pledge or exchange the loans, and (iii) the Company did not maintain effective control over the loans through an agreement that both entitled and obligated the Company to repurchase or redeem the loans before their maturity or had the ability to unilaterally cause the transferee to return specific assets.

The Company sold its mortgage loans in whole loan sale transactions on a cash basis, with servicing released. The buyer acquired all future rights to the loans, without recourse to the Company, except for standard representations and warranties. Gains and losses on whole loan sales were recognized based upon the difference between the proceeds received and the carrying value of the loans.

Since September 30, 2007, the Company has originated and purchased loans for investment, with the first portfolio acquisition completed in August 2008. The Company has the intent and ability to hold its loans to maturity. At the time the loans were reclassified from held for sale to held for investment, the Company recorded an adjustment to the carrying value of its portfolio of loans to reflect them at the lower of cost or fair value.

The Company generates net interest income from the interest earned on its portfolio of SBCRE loans less the borrowing costs from the financing used to originate or purchase those loans. Interest income is accrued on the unpaid principal balance and is discontinued when management believes that, after considering economic and business conditions and collection efforts, the borrower’s financial condition is such that collection of interest is doubtful, or when a loan has been modified under a troubled debt restructuring. Loans are placed on nonaccrual status when they become 60 days or more past due (two payments). Interest income is subsequently recognized only to the extent cash payments are received or when the loan has been placed back on accrual status. When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction of interest income and accrued interest receivable. The Company amortizes purchase discounts and deferred loan origination costs using the level yield method.

Cash and Cash Equivalents

Cash and cash equivalents include cash held by depository institutions and short-term investments with maturities of less than three months at the acquisition date. The Company maintains cash in deposit accounts in federally insured banks which, at times, may be in excess of federally insured limits.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

Restricted Cash

Restricted cash represents funds held in trust on behalf of borrowers for pending loan transactions.

Loans Held for Sale

Loans held for sale are mortgage loans the Company plans to sell and are carried at the lower of aggregate cost or estimated fair value. Fair value is estimated by comparing loan characteristics, including but not limited to interest rate, property type, credit scores, loan-to-value ratios and delinquencies of loans held for sale to the same loan characteristics of loans sold one month prior to or after the measurement date. Aggregate cost is the unpaid principal balance net of deferred loan origination fees and costs.

Loan origination-related fees on loans held for sale, including origination fees, discount points and other fees charged to borrowers, and direct origination costs, are initially deferred and recorded as an adjustment to the carrying value of the loans and are reflected in earnings as an adjustment to gain on sale when the loans are sold.

Loans Held for Investment

Loans originated or purchased by the Company are classified as held for investment when management has the intent and ability to hold such loans for the foreseeable future or until maturity. Loans held for investment are carried at their outstanding principal balance, adjusted for allowance for loan losses and net deferred loan origination costs, purchase discounts and purchase accounting adjustments.

When the Company acquires loans at a discount, which is related at least in part to credit, management estimates the timing and extent of expected future cash flows and establishes an accretable yield and a nonaccretable difference. The accretable yield represents the difference between cash flows expected to be collected from the loans and the initial investment in the loans. The nonaccretable difference represents the excess of contractual cash flows over expected future cash flows and is not recognized as an adjustment of yield, loss accrual, or valuation allowance. Subsequent increases in estimated cash flows are recognized prospectively through an adjustment of the yield, while decreases in expected cash flows are recognized as impairment.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level deemed adequate by management to provide for probable and inherent losses in the portfolio. The allowance is based on past loan loss experience, loan portfolio composition and risk, current economic conditions that may affect the borrower’s ability to pay, delinquencies and the underlying collateral value. While management uses available information to estimate losses on loans held for investment, future additions to the allowance may be necessary based on changes in estimates resulting from economic and other conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revisions as more information becomes available. The provision for loan losses is added to the allowance for loan losses. Loans that are deemed uncollectible are charged off and deducted from the allowance for loan losses.

Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by comparing the fair value of the underlying collateral, net of estimated selling costs, against the carrying value of the loan, including escrow and corporate advances.

Management estimates an allowance for loan losses on the portfolio not identified as impaired through the use of various migration analyses. The migration analyses provide management a range of losses based upon various risk characteristics, including origination vintage, delinquency, geographic distribution, and underlying property type. Additionally, management considers various qualitative or environmental factors to adjust the quantitatively computed inherent losses. Qualitative factors include portfolio delinquency, loss and collateral value trends, and changes in unemployment, gross domestic product, consumer prices, housing data and other leading economic indicators.

Troubled Debt Restructurings

Troubled debt restructurings are renegotiated loans under which borrower concessions have been granted, which the Company would not otherwise have granted. Restructured loans are returned to accrual status when there has been demonstrated performance, generally evidenced by six months of payment performance in accordance with the restructured terms, or by the presence of other significant factors.

Accrued Interest and Other Receivables

Accrued interest and other receivables represent accrued and uncollected interest on loans in accrual status; principal and interest payments received, but unremitted by the servicer; and receivables from borrowers for escrow and other advances.

Real Estate Held for Sale

Real estate acquired through foreclosure is initially recorded at the property’s fair value, less estimated selling costs (“net realizable value”), at the date of acquisition, establishing a new cost basis. Subsequent to acquisition, valuations are performed by management and the property is carried at the lower of cost or net realizable value. Subsequent operating expenses or income, gains or losses on disposition and provision for losses on real estate held for sale are charged to earnings as incurred.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation and amortization, and is depreciated over the estimated useful lives of the specific assets, which range from three to seven years, using the straight-line method. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

Real Estate Held as Investment

Real estate held as investment includes real estate acquired through foreclosure that is not being marketed for sale and is either being operated, such as rental properties; is being managed through the development process; or are idle properties awaiting more favorable market conditions. At acquisition, real

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

estate held as investment is recorded at the property’s net realizable value. After acquisition, costs incurred relating to the development and improvement of the property are capitalized, whereas costs relating to operating or holding the property are expensed. Subsequent to acquisition, management periodically compares the carrying values of individual properties to the expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected undiscounted future cash flows, the assets are reduced to expected undiscounted future cash flows with a corresponding charge to earnings.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of identifiable assets and liabilities acquired. The Company performs an annual impairment test for goodwill as of November 30 each year by comparing its fair value (the Company has only one reporting unit) to the carrying amount of its net assets, including goodwill. Impairment tests performed by the Company in 2008 and 2009 indicated no impairment of goodwill.

Income Taxes

Federal and state income taxes are not payable by the Company due to its status as an LLC. As the Company is treated as a partnership for income tax purposes, there is no provision for income taxes.

Unit-Based Compensation

In December 2007, the Company adopted its equity incentive plan (see Note 11 — Members’ Equity) to allow the grant of profit interests to its officers, directors and employees. The cost of these awards is measured at grant date, based on the fair value of the award, and is recognized as an expense over the related service period.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has established the FASB Accounting Standards CodificationTM (“Codification”) as the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”), under authority of federal securities laws, are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification. GAAP is not intended to be changed as a result of the Codification, but it will change the way the guidance is organized and presented.

In 2008, the Company adopted accounting and disclosure guidance issued by the FASB related to fair value measurements. The guidance defines fair value, expands disclosure requirements around fair value and establishes a fair value hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. “Fair value” is defined as the price that would be received to sell an asset or

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. For some financial instruments or in certain market conditions, observable inputs may not be available. When and if these markets are liquid, the valuation of these financial instruments will use the related observable inputs available at that time from these markets.

In October 2008, the FASB issued additional accounting and disclosure guidance which clarifies fair value measurements in inactive markets and provides an illustrative example of how the fair value of a financial asset is determined in an inactive market. This accounting and disclosure guidance did not have a significant impact on the Company’s consolidated financial statements.

In situations in which there is little, if any, market activity for an asset at the measurement date, the fair value measurement objective remains to measure the financial asset at the price that would be received by the holder of the financial asset in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date. In the absence of observable market data, the Company’s fair value measurements include its own internal assumptions about future cash flows and appropriately risk-adjusted discount rates that it believes market participants would make in orderly market transactions.

In April 2009, the FASB issued further guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The accounting and disclosure guidance was issued in response to some constituents who indicated that existing accounting standards do not provide sufficient guidance on how to determine whether a market for a financial asset that historically was active is no longer active and whether a transaction is not orderly. Therefore, this guidance focuses on identifying circumstances that indicate a transaction is not orderly. This accounting and disclosure guidance is effective for interim and annual reporting periods ending after June 15, 2009 and does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, comparative disclosures are required only for periods ending after initial adoption. This accounting and disclosure guidance did not have a material impact on the consolidated financial statements.

In February 2007, the FASB issued accounting guidance that permits companies to choose to measure many financial instruments and certain other items at fair value. Once a company chooses to report an item at fair value, changes in fair value are reported in earnings at each reporting date. This accounting guidance became effective for the Company on January 1, 2008, however, the Company did not elect to measure any of its assets or liabilities at fair value.

In March 2008, the FASB issued disclosure guidance which is intended to enhance current disclosure to (1) better convey the purpose of derivatives in terms of the risks an entity is intending to manage, (2) provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period, (3) provide information on the potential effect on an entity’s liquidity from using derivatives, and (4) help users of the financial statement locate important information about derivative instruments. This disclosure guidance became effective for the Company on January 1, 2009 and did not have an impact, as the Company does not have any derivative instruments.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

In January 2010, the FASB issued guidance that requires separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and reasons for the transfers and separate presentation of information about purchases, sales, issuances, and settlements in the reconciliation for Level 3 fair value measurements. Additionally, the guidance clarifies existing disclosures regarding level of disaggregation and inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years ending after December 15, 2010 and for interim periods within those fiscal years. The Company does not expect the adoption of this guidance to have a material effect on its financial condition or results of operations.

In July 2010, the FASB issued disclosure guidance about the credit quality of financing receivables and the allowance for credit losses. The guidance was issued to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate, by portfolio segment or class of financing receivable, certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The disclosure guidance is effective for the first reporting period after December 15, 2010 for public companies, and after December 15, 2011 for nonpublic entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of consolidated income and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates subject to change include determination of the allowance for loan losses, expected future cash flows and impairment of goodwill.

NOTE 4 — CHANGE IN ACCOUNTING PRINCIPLE

In 2009, the Company adopted the expected cash flows method of accounting for loans acquired at a discount, which was attributable, at least in part to credit quality. The change in accounting principle was voluntary on the basis of preferability to the contractual cash flows method the Company previously employed and the 2008 financial statements have been adjusted to apply the new method retrospectively in accordance with GAAP. The following table illustrates the impact of the application of the expected cash flows method to the December 31, 2008 financial statements.

(In thousands)	As reported using the contractual cash flows method	As adjusted using the expected cash flows method	Change
Loans held for investment, net	$127,294	$126,793	$(501)	(0.4)%
Members’ equity	58,639	58,138	(501)	(0.9)%
Interest income	7,522	6,791	(731)	(9.7)%
Provision for loan losses	909	909	—	—
Discount recognized on payoff of loans	—	230	230	—
Net loss	(1,915)	(2,416)	(501)	(26.2)%

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

The following table illustrates the impact of the application of the expected cash flows method on the August 2008 acquisition to the December 31, 2009 financial statements.

(In thousands)	2009 using the contractual cash flows method	2009 using the expected cash flows method	Change
Loans held for investment, net	$117,563	$117,417	$(146)	(0.1)%
Real estate owned, net (asset)	6,462	6,499	37	0.6%
Members’ equity	65,757	65,648	(109)	(0.2)%
Interest income	11,263	10,324	(939)	(8.3)%
Provision for loan losses	3,978	2,684	1,294	32.5%
Real estate owned, net (expense)	286	249	37	12.9%
Net loss	(2,882)	(2,490)	392	(13.6)%

NOTE 5 — LOANS HELD FOR INVESTMENT, NET

Loans held for investment were comprised of the following at September 30, 2010 and December 31, 2009 and 2008:

(In thousands)	September 30, 2010 (Unaudited)
	Originated loans	Acquired loans	Total

Unpaid principal balance	$61,124	$59,557	$120,681
Discount on purchased loans, deferred loan origination costs and capitalized interest on modified loans	77	(11,050)	(10,973)

	61,201	48,507	109,708
Allowance for loan losses	(3,342)	(33)	(3,375)

	$57,859	$48,474	$106,333

(In thousands)	December 31, 2009
	Originated loans	Acquired loans	Total

Unpaid principal balance	$67,115	$64,855	$131,970
Discount on purchased loans, deferred loan origination costs and capitalized interest on modified loans	289	(12,210)	(11,921)

	67,404	52,645	120,049
Allowance for loan losses	(2,632)	—	(2,632)

	$64,772	$52,645	$117,417

(In thousands)	December 31, 2008
	Originated loans	Acquired loans	Total

Unpaid principal balance	$76,098	$62,069	$138,167
Discount on purchased loans, deferred loan origination costs and capitalized interest on modified loans	582	(11,047)	(10,465)

	76,680	51,022	127,702
Allowance for loan losses	(909)	—	(909)

	$75,771	$51,022	$126,793

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

At September 30, 2010 and December 31, 2009, all loans were pledged as collateral under the warehouse and repurchase facilities.

The Company acquired pools of loans with principal balances aggregating approximately $5.1 million and $63.9 million for approximately $3.4 million and $52.7 million in 2009 and 2008, respectively. The Company accounts for acquisitions using the expected cash flows method. Under the expected cash flows method, management estimates the fair value of acquired loans at acquisition by (a) calculating the contractual amount and timing of undiscounted principal and interest payments (the “undiscounted contractual cash flows”) and (b) estimating the amount and timing of undiscounted expected principal and interest payments (the “undiscounted expected cash flows”). The undiscounted expected cash flows are determined using a projected cash flow model that utilizes the outstanding principal balance, weighted average coupon and weighted average remaining term of the acquired portfolio, and assumptions surrounding the amount and timing of loans that are projected to become delinquent (the “delinquency curve”), the amount and timing of loans that are projected to voluntarily prepay (the “prepayment curve”), the amount and timing of loans that are projected to involuntarily prepay (the “default curve”), and the amount of principal loss projected to be incurred upon the liquidation of defaulted loans (“loss severity”). These assumptions are specific to each portfolio of loans acquired and vary based on various factors including, but not limited to, the age of the portfolio, loan to value ratios, weighted average credit scores of the borrowers and property types. The following table provides the weighted average assumptions as of each measurement date:

	September 30 2010 (Unaudited)	December 31,
		2009	2008
Weighted average delinquency rate	22.36%	22.14%	22.15%
Weighted average prepayment rate	11.53%	10.24%	8.86%
Weighted average default rate	6.07%	6.13%	5.03%
Weighted average loss severity rate	21.24%	21.19%	20.00%

The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. The nonaccretable difference represents an estimate of the loss exposure in the acquired loan portfolio, which is subject to change over time based on the performance of the acquired loans. The carrying value of acquired loans is reduced by payments received and increased by the portion of the accretable yield recognized as interest income. The excess of expected cash flows at acquisition over the initial fair value of acquired loans is referred to as the accretable yield and is recorded as interest income over the estimated life of the loans using the effective yield method. Increases in expected cash flows over those originally estimated increase the accretable yield and are recognized as interest income prospectively. Decreases in expected cash flows compared to those originally estimated decrease the accretable yield and are recognized by recording a provision for loan losses and establishing an allowance for loan losses. Loans accounted for under the expected cash flows method are generally considered accruing and performing loans as the loans accrete interest income over the estimated life of the portfolio.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

The following table summarizes the accretable yield on acquired loans accounted for under the expected cash flows method as of September 30, 2010 and December 31, 2009 and 2008, and the related activity for the periods then ended:

	September 30, 2010	December 31,
(In thousands)		2009	2008
	(Unaudited)
Beginning balance	$32,209	$33,376	$—
Additions	—	6,649	36,274
Accretion	(3,627)	(4,754)	(1,629)
Disposals	3,682	(3,263)	(1,269)
Reclassifications	(4,482)	201	—

Ending balance	$27,782	$32,209	$33,376

Nonaccrual Loans

The following table presents information about the Company’s loans held for investment that were in nonaccrual status and loans that were considered impaired as of September 30, 2010 and December 31, 2009 and 2008 and for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008. Loans accounted for under the expected cash flows method that meet the definition of nonaccrual are placed in nonaccrual status, however, these loans are not included in impaired loans, as the loans are accounted for as a single asset and are not subject to review for specific allowance requirements. Other than loans accounted for under the expected cash flows method, there were no loans accruing interest that were greater than 60 days past due at September 30, 2010 and December 31, 2009 and 90 days past due at December 31, 2008.

The following table provides information on originated loans:

	September 30, 2010	December 31,
(In thousands)		2009	2008
	(Unaudited)
Nonaccrual loans:
Recorded investment	$24,603	$23,832	$7,997
Percentage of originated loan portfolio	40.2%	35.4%	10.4%
Impaired loans:
Recorded investment	$24,603	$23,832	$12,499
Recorded investment of impaired loans requiring specific allowance	14,474	13,905	3,798
Specific allowance required	2,092	1,432	238
Specific allowance percentage of impaired loans	14.5%	10.3%	6.3%
Recorded investment of impaired loans not requiring specific allowance	$10,129	$9,927	$8,701
Accrued interest income recognized	—	—	170
Cash basis interest recognized during the period	501	264	56
Average recorded investment of impaired loans outstanding(1)	25,389	19,420	5,746
Troubled Debt Restructurings (“TDRs”):
Recorded investments of TDRs	$8,451	$3,473	$—
Recorded investments of TDRs requiring a specific allowance	5,842	3,473	—
Specific allowance required	669	112	—
Recorded investments of TDRs not requiring a specific allowance	2,609	—	—
Commitments to lend additional funds to debtors of TDRs	—	—	—

(1)	Average recorded investment of impaired loans is computed using month end balances for the periods presented.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

Allowance for Loan Losses

Activity in the allowance for loan losses during the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2007 follows:

	September 30, 2010	December 31,
(In thousands)		2009	2008	2007
	(Unaudited)
Beginning balance	$2,632	$909	$—	$—
Provision for loan losses	1,580	2,684	909	8
Charge-offs	(808)	(941)	—	—
Amortization of specific allowance on TDRs	(29)	(20)	—	—
Purchase accounting adjustments	—	—	—	(8)

Ending balance	$3,375	$2,632	$909	$—

Average number of days past due when loans were charged off	381	316	—	—

As a result of the SPG Transaction and the application of push down accounting, at December 31, 2007, loans held for investment were marked to fair value, therefore no allowance for loan losses was recorded.

NOTE 6 — PROPERTY AND EQUIPMENT, NET

At September 30, 2010 and December 31, 2009 and 2008, property and equipment consisted of the following:

	September 30, 2010	December 31,
(In thousands)		2009	2008
	(Unaudited)
Furniture	$18	$33	$79
Computer equipment	440	368	388
Office equipment	74	81	87
Leasehold improvements	3	21	120

	535	503	674
Accumulated depreciation and amortization	(284)	(243)	(187)

	$251	$260	$487

During the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007, depreciation and amortization expense was comprised of the following components:

	September 30,		December 31,		Predecessor
					December 31, 2007
(In thousands)	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Property and equipment	$105	$107	$89	$165	$133
Leasehold improvements	3	17	43	48	18

	$108	$124	$132	$213	$151

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

In connection with the relocation of the corporate offices and the closure of production offices, the Company recorded losses related to the disposal of property and equipment of approximately $32,000, $108,000, $132,000 and $106,000, in the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009 and 2008, respectively.

NOTE 7 — REAL ESTATE OWNED

Real Estate Held for Sale

The Company’s real estate held for sale activities were as follows during the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008:

	September 30, 2010	December 31,
(In thousands)		2009	2008
	(Unaudited)
Beginning balance	$6,499	$656	$—
Additions	7,467	7,051	1,049
Sales	(2,301)	(885)	(393)
Reclassification to held as investment	(1,784)	—	—
Valuation adjustments	(497)	(323)	—

Ending balance	$9,384	$6,499	$656

Real Estate Held as Investment

The Company’s real estate held as investment activities were as follows during the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008:

	September 30, 2010	December 31,
(In thousands)		2009	2008
	(Unaudited)
Beginning Balance	$—	$—	$—
Acquisitions and transfers from held for sale	1,784	—	—
Investments	250	—	—

Ending Balance	$2,034	$—	$—

The following table summarizes information about real estate operating income and expenses, realized gains and losses on sales of real estate, and unrealized gains and losses resulting from adjustments to valuation allowances that are included in other operating expenses during the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007:

					Predecessor
	September 30,		December 31,		December 31, 2007
(In thousands)	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Operating income	$293	$89	$130	$52	$—
Operating expenses	(320)	(53)	(72)	(30)	—
Valuation adjustments held for sale	(497)	(157)	(323)	—	—
Gain on sales of real estate	103	3	16	15	6

	$(421)	$(118)	$(249)	$37	$6

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

NOTE 8 — OTHER ASSETS

Other assets were comprised of the following at September 30, 2010 and December 31, 2009 and 2008:

	September 30, 2010	December 31,
(In thousands)		2009	2008
	(Unaudited)
Unamortized warehouse and repurchase facilities costs	$319	$560	524
Deposits	140	211	84
Capitalized initial public offering costs	134	—	—
Prepaid expenses	50	82	33
Other	—	—	7

	$643	$853	$648

NOTE 9 — WAREHOUSE AND REPURCHASE FACILITIES

Balances outstanding under warehouse and repurchase facilities consisted of the following as of September 30, 2010 and December 31, 2009 and 2008:

	September 30, 2010	December 31,
(In thousands)		2009	2008
	(Unaudited)
A $39.5 million repurchase agreement, originally entered into on August 29, 2008, amended on November 20, 2009, expiring on November 29, 2011, bearing interest at one-month LIBOR plus 2.25%, with a floor for LIBOR at 1.5% through November 18, 2010 and at 2.0% thereafter, or 3.75%, 3.75% and 2.69% at September 30, 2010 and December 31, 2009 and 2008.	$29,715	$33,703	$38,664

A $50 million warehouse facility, originally entered into on August 12, 2008, expiring on July 31, 2011, bearing interest at one-month LIBOR plus 3.25% with a 5.25% floor, or 5.25% at September 30, 2010 and December 31, 2009 and 2008.	29,820	34,588	32,554

A $25 million repurchase agreement at December 31, 2008, originally entered into on April 3, 2006, bearing interest at LIBOR plus 1.75% or 2.19% at December 31, 2008, expired on February 15, 2009.	—	—	10,889

	$59,535	$68,291	$82,107

The following tables summarize information related to the Company’s warehouse and repurchase facilities as of September 30, 2010 and December 31, 2009 and 2008, and for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008:

	September 30, 2010	As of December 31,
(In thousands)		2009	2008
	(Unaudited)
Warehouse and repurchase facilities borrowing capacity	$79,715	$83,703	$113,664
Available borrowing capacity	$20,180	$15,412	$31,557

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

	For the nine months ended September 30,		For the year ended December 31,
(In thousands)	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Warehouse and repurchase facility borrowings:
Average outstanding balance	$64,007	$77,232	$75,431	$49,261
Highest outstanding balance at any month end	$66,962	$80,633	$80,633	$92,977
Effective interest rate(1)	5.22%	4.31%	4.40%	4.61%

(1)	Represents annualized interest expense divided by average outstanding balance.

The warehouse and repurchase facilities are utilized to finance the origination and purchase of commercial real estate mortgage loans. Warehouse and repurchase facilities are designated to fund mortgage loans that are purchased and originated within specified underwriting guidelines. The warehouse and repurchase facilities fund less than 100% of the principal balance of the mortgage loans originated and purchased, requiring the use of working capital to fund the remaining portion.

All borrower payments on loans financed under the warehouse agreements are received by the lender directly from the loan servicer and used to pay interest. All amounts in excess of the interest due are used to reduce the outstanding principal. Balances outstanding under the repurchase facility are reduced in proportion to the principal payments received on loans financed under the repurchase facility. All of the Company’s loans are pledged as security under the warehouse and repurchase facilities, which contain covenants. Should the Company fail to adhere to those covenants or otherwise default under the facilities, the lenders have the right to terminate the facilities and demand immediate repayment that may require the Company to sell the collateral at less than the carrying amounts. At September 30, 2010 and December 31, 2009, the Company was in compliance with these covenants, including the covenant requiring the Company to maintain at least $5.0 million in cash.

At September 30, 2010 and December 31, 2009 and 2008 the Company had accrued interest payable related to the warehouse and repurchase facilities aggregating approximately $168,000, $215,000 and $211,000, respectively. Unamortized warehouse and repurchase facilities costs aggregating approximately $319,000, $560,000 and $524,000 were included in other assets in the accompanying consolidated financial statements at September 30, 2010 and December 31, 2009 and 2008, respectively. Warehouse and repurchase facilities costs are amortized to interest expense over the terms of the facilities on a straight-line basis.

NOTE 10 — CONCENTRATION OF RISK

The Company originates and purchases loans secured by a broad spectrum of commercial property throughout the United States. As of September 30, 2010, the largest single concentration was loans secured by real estate located in California, which was approximately 28.9% of the outstanding principal balance of the portfolio, and no other state accounted for more than 10% of the portfolio. The largest property type concentrations were multi-family, retail, mixed use and warehouse, which represented approximately 17.0%, 15.7%, 13.7% and 13.6% of the portfolio, respectively. No other property type accounted for more than 10% of the portfolio. At September 30, 2010, the Company’s credit facilities were with two lenders, the largest representing approximately 50.1% of the total debt outstanding. As of December 31, 2009, the largest single concentration was loans secured by real estate located in California, which was

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

approximately 30.1% of the outstanding principal balance of the portfolio, and no other state accounted for more than 10% of the portfolio. The largest property type concentrations were multi-family, retail, warehouse and mixed use, which represented approximately 17.7%, 16.1%, 13.8% and 13.8% of the portfolio, respectively. No other property type accounted for more than 10% of the portfolio. At December 31, 2009, the Company’s credit facilities were with two lenders, the largest representing approximately 51% of the total debt outstanding.

NOTE 11 — MEMBERS’ EQUITY

The Company has the authority to issue two types of membership units, Class A and Class B units. The Class A units represent ownership interests in the Company. Class B units issued subsequent to the SPG Transaction in December 2007, represent profit interests. Profit interests represent a right to share, with the Class A units, in the distribution of profits earned by the Company. Class B units outstanding prior to the SPG Transaction represented restricted ownership interests and were cancelled as part of the SPG Transaction. As of September 30, 2010 and December 31, 2009 and 2008, membership units authorized and outstanding were as follows:

	September 30, 2010	December 31,
(In thousands)		2009	2008
	(Unaudited)
Class A units
Authorized	77,319	72,319	67,319
Issued and outstanding	77,319	72,319	62,319
Class B units
Authorized	16,072	16,072	16,072
Issued and outstanding	12,484	12,384	12,484

Class A units are issued when capital contributions are made to the Company in the form of cash. Class B units have been issued as part of the Velocity Commercial Capital, LLC 2007 Equity Incentive Plan (the “Plan”) and are subordinate to the Class A units for purposes of distribution preferences. The Class B units are not entitled to receive distributions until the Class A units have received aggregate distributions equal to 100% of the capital contributions associated with the Class A units. Additionally, all members’ equity reflected in the consolidated statements of financial condition relates to contributed capital, distributions and income or loss allocations to the Class A units and the Class A members are not liable for any amounts in excess of their capital accounts.

At September 30, 2010 and December 31, 2009, Snow Phipps Group AIV (Offshore LP); Snow Phipps Group B LP; Snow Phipps Group AIV, LP; Snow Phipps Group RPV, LP; Snow Phipps Group Co-Investment LP; and an affiliate of the foregoing (collectively, “Snow Phipps”), owned approximately 74.9 million and 69.9 million Class A units representing an ownership interest of approximately 96.9% and 96.7% of the Company, respectively. Representatives of Snow Phipps currently hold four of six seats on the Company’s board of managers.

As discussed in Note 2 — Basis of Presentation, in December 2007, Snow Phipps contributed approximately $22.1 million in exchange for 22.1 million Class A units. In addition, Snow Phipps purchased approximately 0.4 million Class A units from Credit-Based Asset Servicing and Securitization, LLC for approximately $0.4 million.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

During the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, Snow Phipps contributed approximately $5.0 million, $10.0 million and $37.5 million, respectively, in exchange for approximately 5.0 million, 10.0 million and 37.5 million Class A units, respectively. As of December 31, 2009, contributions made by Snow Phipps are in excess of the initial $50 million commitment it made in connection with the SPG Transaction and Snow Phipps is under no obligation to make additional contributions.

Class B units are comprised of Time Vesting Units and Performance Vesting Units. The Time Vesting Units vest over a three-year period, while the Performance Vesting Units vest when Snow Phipps achieves certain internal rates of return (“IRR”) on its investment in the Company. The Performance Vesting Units vest 25%, 50%, 75% and 100% if Snow Phipps achieves IRRs of 15%, 20%, 25% and 30%, as defined, respectively.

In connection with the recapitalization of the Company through Snow Phipps in December 2007, 32,500 Class B units were cancelled and the Company issued approximately 9.6 million Class B units to two members of senior management under the Plan. Approximately 16.1 million Class B units are authorized for grant under the Plan. Approximately 6.2 million Time Vesting Units and 3.4 million Performance Vesting Units were issued to these members of senior management.

Under the Plan, the Company issued approximately 0.1 million, 0.1 million, 0.1 million and 2.9 million Class B units to key personnel during the nine months ended September 30, 2010 and 2009, and the years ended December 31, 2009 and 2008, respectively, including approximately 30,000, 30,000, 30,000 and 2.1 million Time Vesting Units and 70,000, 70,000, 70,000 and 0.8 million Performance Vesting Units. During 2009, approximately 0.2 million Class B units granted to employees in 2008 were cancelled, as detailed in the following table.

	Nine Months Ended September 30, 2010		Year Ended December 31
			2009		2008
(In thousands)	Time Vesting	Performance Vesting	Time Vesting	Performance Vesting	Time Vesting	Performance Vesting
	(Unaudited)	(Unaudited)
Beginning balance	8,195	4,189	8,225	4,259	6,155	3,419
Awards granted	30	70	30	70	2,070	840
Awards cancelled	—	—	(60)	(140)	—	—

Ending balance	8,225	4,259	8,195	4,189	8,225	4,259

Vested units	5,443	—	4,773	—	2,052	—

For the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007, the value of the Class B units awarded is de minimis, as they are last in the waterfall for distributions upon liquidation and for distribution of income. Distribution thresholds at September 30, 2010 and December 31, 2009, 2008 and 2007 were approximately $77.3 million, $72.3 million, $62.3 million and $24.8 million, respectively. Based upon the following description and the amount of the distribution thresholds, the Company determined that the assignment of no value was appropriate:

1)	Order of distribution upon liquidation — Upon liquidation, ending of the business, or change in ownership, Class B Members are last for distributions behind secured creditors and Class A Members.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

2)	Distributions of income for vested units — Class B units are eligible for income distributions only when the Class A Members have received aggregate distributions equal to the total amount of unreturned contributed capital.

As the value of the Class B units awarded is de minimis, no share-based compensation expenses have been recognized in the consolidated statements of operations for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007. At September 30, 2010 and December 31, 2009, approximately 5.4 million and 4.8 million Time Vesting Units and none of the Performance Vesting Units are vested, respectively.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Leases

The Company leases five offices located in California, Illinois, and Connecticut under noncancelable operating leases expiring at various dates through March 2012. Rental payments for these offices are based on a minimum annual amount plus an escalation amount to adjust for inflation.

Total minimum lease payments for all leases and sublease rentals as of December 31, 2009 are as follows:

(In thousands)
Year
2010	$293
2011	196
2012	62

Rent expense, net of sublease rentals, was approximately $177,000, $393,000, $466,000, $669,000 and $471,000 for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007, respectively.

Repurchase Liability

When the Company was a seller of mortgage loans, such sales included standard loan level representations and warranties, including those related to fraud and misrepresentation. Under the purchase and sale agreements, transferees have the right to require the Company to repurchase loans where there has been a breach of the representations and warranties which materially and adversely affects the value of the loans.

A loss contingency must be accrued by a charge to income if both of the following conditions are met:

•

Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss, and

•	The amount of the loss can be reasonably estimated.

The last sale made by the Company occurred in September 2007, however, no claims have been paid to date for any loans sold since inception.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

Although future repurchase demands may be possible, the Company has determined these demands are not probable, as defined by GAAP.

Legal Proceedings

The Company is a party to various legal proceedings in the normal course of business. The Company, after consultation with legal counsel, believes the disposition of all pending litigation will not have a material effect on the Company’s consolidated financial condition or results of operations.

NOTE 13 — RETIREMENT PLAN

The Company maintains a 401(k) retirement plan. Employees meeting certain eligibility requirements can participate to the extent allowed under Internal Revenue Service rules. The Company elects to not contribute to the retirement plan.

NOTE 14 — PROFESSIONAL FEES

During the year ended December 31, 2009, the Company incurred and recognized a significant amount of accounting and auditing, legal and other consulting fees in connection with the Company’s capital raising efforts.

NOTE 15 — OTHER OPERATING EXPENSES

The following table presents the components of other operating expenses for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007:

	September 30,		December 31,		Predecessor
					December 31, 2007
(In thousands)	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Advertising	$—	$4	$4	$127	$213
Bank service charges	18	17	22	30	20
Conventions, meetings and trade shows	—	1	1	41	35
Courier and messenger	5	6	7	24	47
Custodial line fees	2	16	16	12	16
Data processing	67	46	55	84	115
Depreciation	108	124	132	213	151
Dues and subscriptions	16	53	76	79	25
Insurance	63	46	65	69	49
Licenses and permits	10	8	10	18	78
Litigation settlement	—	220	220	—	—
Loss on disposal of property and equipment	32	108	132	106	—
Office supplies	16	14	21	59	74
Telecommunications	34	62	72	101	118
Travel	29	20	27	93	95
Other	190	127	166	158	170

	$590	$872	$1,026	$1,214	$1,206

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

NOTE 16 — FAIR VALUE MEASUREMENTS

Fair Value Determination

Fair value is based on quoted market prices or by using market-based inputs where available. Given the nature of some of the Company’s assets and liabilities, clearly determinable market-based valuation inputs are often not available; therefore, these assets and liabilities are valued using internal estimates. As subjectivity exists with respect to the valuation estimates used, the fair values disclosed may not equal prices that can ultimately be realized if the assets are sold or the liabilities are settled with third parties.

Below is a description of the valuation methods for the assets and liabilities recorded at fair value on either a recurring or nonrecurring basis and for estimating fair value of financial instruments not recorded at fair value for disclosure purposes. While management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the measurement date.

Financial Assets and Liabilities

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents and restricted cash are recorded at historical cost. The carrying amount is a reasonable estimate of fair value as these instruments have short-term maturities and interest rates that approximate market.

Loans Held for Investment

Loans held for investment are recorded at their outstanding principal balance, net of purchase discounts, deferred loan origination costs and allowance for loan losses. Fair value adjustments are recorded on a nonrecurring basis when the Company determines that it is necessary to record specific reserves against impaired loans. The Company utilizes the fair value of the underlying collateral to measure the specific reserve for those impaired loans, as they are collateral dependent. To determine the fair value of the collateral, management may employ different approaches depending on the type of collateral. Typically, fair value of the collateral is determined using third party appraisals, broker price opinions and information from the loan servicer. When fair value adjustments are recorded on these impaired loans, they are typically classified in Level 2 of the fair value hierarchy.

The Company identifies loans as impaired when they become 60 or more days past due, are modified, regardless of delinquency status, or where the borrower has filed for bankruptcy protection and places them in nonaccrual status. In the month the impaired loan is identified, the Company records an estimate of specific allowance on newly impaired loans based upon the average specific allowance on all impaired loans in the portfolio and orders updated third party appraisals or broker price opinions. The estimated specific allowances for each newly impaired loan are revised based upon management’s detailed review of the appraisal or broker price opinion. The Company’s Real Estate department reviews each appraisal or broker price opinion and makes adjustments to the “as is value” when additional comparison or other pertinent information is available. Appraisals and broker price opinions are updated at least every six months. The Company records a charge off when the foreclosure process is complete and does not record partial charge offs prior to the completion of foreclosure. The Company does not individually evaluate loans, otherwise considered impaired, that are accounted for using the expected cash flows method.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

The Company determined the fair value estimate of loans held for investment using the income approach, as there was not an active market for comparable assets. The income approach converts estimated future cash flows to a single present value using a market discount rate. This approach requires the use of significant judgment surrounding the timing and amounts of future cash flows and loss severities. The estimated future cash flows are determined using the outstanding principal balance, weighted average interest rate and weighted average remaining term of the loans, and assumptions surrounding the amount and timing of loans that are projected to become delinquent, the amount and timing of loans projected to voluntarily prepay, the amount and timing of loans projected to involuntarily prepay, and the amount of principal loss projected to be incurred upon the liquidation of the defaulted loans. The following table reflects the weighted average assumptions used in estimating future cash flows:

	September 30, 2010	December 31,
		2009	2008
	(Unaudited)
Weighted average delinquency rate	19.70%	19.39%	18.65%
Weighted average prepayment rate	10.12%	9.25%	8.30%
Weighted average default rate	4.86%	4.81%	3.94%
Weighted average loss severity rate	20.77%	20.71%	20.00%

For the loan purchase in August 2008 from a third party, the fair value at December 31, 2008 was determined to be the outstanding principal balance, less the unamortized purchase discount. For the loan purchase in December 2009, the fair value at December 31, 2009 was determined to be the outstanding principal balance, less the unamortized purchase discount. For both December 31, 2009 and 2008, these amounts represent the respective recent purchase prices of acquired loans, adjusted for activity for the balance of the year.

Warehouse and Repurchase Facilities

The carrying amount of warehouse and repurchase facilities is a reasonable estimate of fair value as these instruments have short-term maturities and interest rates that approximate market.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and accrued interest payable approximate fair value due to the short-term nature of these instruments.

The Company does not have any off-balance sheet financial instruments and does not have any financial assets or liabilities that are measured at fair value on a recurring basis.

The Company may be required, from time to time, to measure certain financial assets at fair value on a nonrecurring basis in accordance with GAAP. As described above, these adjustments to fair value usually result from the application of lower of cost or fair value accounting or write-downs of individual assets. At September 30, 2010 and December 31, 2009 and 2008, the only financial assets measured at fair value on a nonrecurring basis were impaired loans held for investment, which was based on Level 2, observable inputs, including appraisals and broker price opinions on the values of the underlying collateral. Impaired loans were carried at approximately $22.5 million, $22.4 million and $12.3 million at September 30, 2010, December 31, 2009 and 2008, net of an allowance for loan losses of approximately $2.1 million, $1.4 million and $0.2 million, respectively.

Velocity Commercial Capital, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010 (Unaudited) and December 31, 2009 and 2008 (Successor) and 2007

(Statement of Financial Condition Successor; Statement of Operations Predecessor)

Fair Value Disclosures

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver to or receive cash or another financial instrument from a second entity on potentially favorable terms. The methods and assumptions used in estimating the fair values of the Company’s financial instruments are described above.

The following table presents the estimated fair value of financial instruments at September 30, 2010 and December 31, 2009 and 2008.

	September 30, 2010		December 31, 2009		December 31, 2008
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Unaudited)	(Unaudited)
Assets:
Cash and cash equivalents	$8,618	$8,618	$7,825	$7,825	$9,817	$9,817
Restricted cash	—	—	—	—	127	127
Loans held for investment, net	106,333	99,926	117,417	112,576	126,793	121,306
Accrued interest receivable	500	500	594	594	869	869
Liabilities:
Warehouse and repurchase facilities	59,535	59,535	68,291	68,291	82,107	82,107
Accrued interest payable	168	168	215	215	211	211

NOTE 17 — SUBSEQUENT EVENTS

In June 2010, the Company issued 5,000,000 Class A units to existing unit holders for $5.0 million.

The Company evaluated subsequent events for the December 31, 2009 audited consolidated financial statements through July 30, 2010, the date the financial statements were issued. Subsequent events for the unaudited September 30, 2010 interim financial statements were evaluated through December 10, 2010, the date the interim consolidated financial statements were available to be issued. Management determined there were no material recognized or unrecognized subsequent events.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by the Registrant.

Securities and Exchange Commission registration fee		$12,478
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer Agent and Registrar fees		*
Miscellaneous		*

Total	$	*

All expenses, except the Securities and Exchange Commission registration fee, the NYSE listing fee and the FINRA filing fee, are estimated.

*	To be provided by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

Concurrently with the closing of our initial public offering on                     , 2010, we completed a private placement in which we exchanged              shares of our common stock with certain of our directors and executive officers, certain affiliates of Snow Phipps Group, LLC, Jennifer Tymczyn, Thomas Kolefas and David McGee for an aggregate amount of 77,318,810 Class A units of our predecessor. No underwriting costs were incurred in connection with the private placement. This private placement was exempt from registration pursuant to Section 4(2) of the Securities Act, as it was a transaction by an issuer that did not involve a public offering of securities. The use of this exemption is supported by certain facts and circumstances, including (a) that we have substantive, pre-existing relationships with each of the participants in the private placement, (b) that each participant in the private placement was directly contacted by us outside of a public offering effort and (c) that each participant in the private placement has made representations to us that he or she was not identified or contacted through the marketing of the public offering and did not independently contact us as a result of this registration statement.

In June 2010, we issued 5,000,000 Class A units to existing unit holders for $5.0 million. This private placement was exempt from registration pursuant to Section 4(2) of the Securities Act, as it was a transaction by an issuer that did not involve a public offering of securities. The use of this exemption is supported by the same facts and circumstances as set forth in (a) through (c) above.

Item 34.	Indemnification of Directors and Officers.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its present and former directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active or deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision which limits the liability of our directors and officers to the maximum extent permitted by Maryland law.

Our charter permits us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify (a) any present or former director or officer or (b) any individual who, while a director and at our request, serves or has served as a director, trustee, officer, partner, member or manager of another real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of such status and to pay or reimburse his or her reasonable expenses in advance of final disposition of any proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Maryland law requires a Maryland corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was a result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify (i) in a suit by or in the right if the corporation if the director or officer was adjudged to be liable to the corporation or (ii) in any proceeding charging improper personal benefit to the director or officer, whether or not involving action in the director’s or officer’s official capacity, in which the director or officer was adjudged to be liable to the corporation on the basis that a personal benefit was improperly received, unless, in either case, a court orders indemnification, and then only for expenses. In accordance with the MGCL, our bylaws require us, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements require, among other things, that we indemnify our directors and executive officers to the fullest extent permitted by Maryland law and advance to our directors and executive officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits.

(a) Financial Statements. See page F-1 for an index of the financial statements included in the Registration Statement.

(b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this Registration Statement on Form S-11:

Exhibit	Description of Document
1.1*	Form of Underwriting Agreement among Velocity Commercial Capital, Inc. and the underwriters named therein

3.1	Form of Articles of Amendment and Restatement of Velocity Commercial Capital, Inc.

3.2	Form of Bylaws of Velocity Commercial Capital, Inc.

Exhibit	Description of Document
4.1*	Specimen Common Stock Certificate of Velocity Commercial Capital, Inc.

4.2	Form of Stockholders Agreement

5.1*	Opinion of Venable LLP as to legality of the securities being issued

8.1*	Opinion of Simpson Thacher & Bartlett LLP as to certain United States federal income tax matters

10.1†*	Velocity Commercial Capital, Inc. 2010 Stock Award Plan

10.2†*	Form of Nonqualified Stock Option Agreement

16.1	Letter of Stern, Kory, Sreden & Morgan

21.1*	Subsidiaries of Registrant

23.1*	Consent of Venable LLP (included in Exhibit 5.1)

23.2*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

23.3	Consent of Grant Thornton LLP Relating to the Financial Statements of Velocity Commercial Capital, Inc.

23.4	Consent of Grant Thornton LLP Relating to the Financial Statements of Velocity Commercial Capital, LLC

24.1	Power of Attorney (included on the signature page to the Registration Statement filed with the Securities and Exchange Commission on August 27, 2010)

*	To be filed by amendment.
†	Compensatory plan or arrangement

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Westlake Village, California, on the 10th day of December, 2010.

VELOCITY COMMERCIAL CAPITAL, INC.

By:	/s/ CHRISTOPHER D. FARRAR
Name:	Christopher D. Farrar
Title:	Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ CHRISTOPHER D. FARRAR Christopher D. Farrar	Chief Executive Officer, President and Director (Principal Executive Officer)	December 10, 2010

/S/ ROBERT L. WEENING Robert L. Weening	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 10, 2010

* Joy L. Schaefer	Chairperson of the Board	December 10, 2010

* Alan H. Mantel	Director	December 10, 2010

*By:	/S/ CHRISTOPHER D. FARRAR
Christopher D. Farrar Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description of Document
1.1*	Form of Underwriting Agreement among Velocity Commercial Capital, Inc. and the underwriters named therein

3.1	Form of Articles of Amendment and Restatement of Velocity Commercial Capital, Inc.

3.2	Form of Bylaws of Velocity Commercial Capital, Inc.

4.1*	Specimen Common Stock Certificate of Velocity Commercial Capital, Inc.

4.2	Form of Stockholders Agreement

5.1*	Opinion of Venable LLP as to legality of the securities being issued

8.1*	Opinion of Simpson Thacher & Bartlett LLP as to certain United States federal income tax matters

10.1†*	Velocity Commercial Capital, Inc. 2010 Stock Award Plan

10.2†*	Form of Nonqualified Stock Option Agreement

16.1	Letter of Stern, Kory, Sreden & Morgan

21.1*	Subsidiaries of Registrant

23.1*	Consent of Venable LLP (included in Exhibit 5.1)

23.2*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

23.3	Consent of Grant Thornton LLP Relating to the Financial Statements of Velocity Commercial Capital, Inc.

23.4	Consent of Grant Thornton LLP Relating to the Financial Statements of Velocity Commercial Capital, LLC

24.1	Power of Attorney (included on the signature page to the Registration Statement filed with the Securities and Exchange Commission on August 27, 2010)

*	To be filed by amendment.
†	Compensatory plan or arrangement